Exhibit 99.1

PETAQUILLA MINERALS, LTD.

MOLEJÓN PROJECT
NI 43-101 TECHNICAL REPORT
DONOSO DISTRICT, COLON PROVINCE
REPUBLIC OF PANAMÁ

80° 38 46 W LONGITUDE AND
8° 48 N LATITUDE (972,650N, 538,850E UTM

PREPARED FOR

PETAQUILLA MINERALS, LTD.
410-475 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA, CANADA V6B 4M9
TELEPHONE: +1 (604) 694-0021
FACSIMILE: +1 (604) 694-0063

APRIL 2011

PREPARED BY:

ROBERT D. ARCHIBALD
BETTY L. GIBBS
RICHARD S. KUNTER, PH.D.
MICHAEL D. MARTIN
BALTAZAR SOLANO-RICO, MSC., GEOL. ENG. QP

BEHRE DOLBEAR & COMPANY (USA), INC.
999 Eighteenth Street, Suite 1500
Denver, Colorado 80202
(303) 620-0020

A Member of the Behre Dolbear Group Inc.
© 2011, Behre Dolbear Group Inc. All Rights Reserved.
www.dolbear.com

Molejón NI 43-101 Technical Report
April 2011

3.0	SUMMARY			1
	3.1	GENERAL		1
	3.2	CONCESSIONS		1
	3.3	ENVIRONMENTAL		1
	3.4	INFRASTRUCTURE		1
	3.5	GEOLOGY		1
	3.6	MINERAL DEPOSITS		1
	3.7	MINERALIZATION		2
	3.8	EXPLORATION		2
	3.9	SAMPLING PROCEDURES		2
	3.10	QUALITY ASSURANCE/QUALITY CONTROL (QA/QC)		2
	3.11	ORE RESERVES AND MINERAL RESOURCES		2
	3.12	PIT OPTIMIZATION		3
	3.13	AGGREGATE SALES PROJECT		3
	3.14	PROCESS-RELATED STUDY RECOMMENDATIONS		3
	3.15	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS		3
	3.16	EXPLORATION PROJECT RECOMMENDATIONS		3
4.0	INTRODUCTION			5
	4.1	GENERAL INFORMATION		5
	4.2	MAIN SOURCES OF INFORMATION BY AUTHOR		5
	4.3	MAIN SOURCES OF INFORMATION BY AREA		6
	4.4	MEASURE UNITS		7
5.0	RELIANCE ON OTHER EXPERTS			8
	5.1	NI 43-101 REPORT PARTICIPANTS		8
	5.2	DISCLAIMER		9
6.0	PROPERTY DESCRIPTION AND LOCATION			10
	6.1	MINERAL PROPERTY DESCRIPTION		10
	6.2	MINERAL PROPERTY LOCATION		10
	6.3	MINERAL CONCESSIONS AND OBLIGATIONS		13
	6.4	LAND TENURE OBLIGATIONS		16
	6.5	ENVIRONMENTAL PERMITTING AND LIABILITIES		17
		6.5.1	Environmental Permitting	17
		6.5.2	Current Environmental Permitting Status and Issues	18
		6.5.3	Future Environmental Activities, Obligations, and Potential Liabilities	19
		6.5.4	Current Environmental Issues	19
7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			21
	7.1	CLIMATE		22
	7.2	LOCAL RESOURCES		22
		7.2.1	Vegetation and Land Use	22
		7.2.2	Local Resources	23
	7.3	INFRASTRUCTURE		23
		7.3.1	Mine Infrastructure and Support Facilities	23
	7.4	PHYSIOGRAPHY		25
	7.5	SEISMICITY		26

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8.0	HISTORY			27
	8.1	PROPERTY HISTORY		27
	8.2	HISTORICAL RESOURCE AND RESERVE ESTIMATES		31
	8.3	GOLD PRODUCTION HISTORY		31
9.0	GEOLOGICAL SETTING			33
	9.1	REGIONAL GEOLOGY		33
	9.2	LOCAL GEOLOGY		34
10.0	DEPOSIT TYPES			42
11.0	MINERALIZATION			45
12.0	EXPLORATION			55
	12.1	ADRIAN RESPOURCES EXPLORATION ACTIVITIES AND RESULTS		55
	12.2	PETAQUILLA MINERALS EXPLORATION ACTIVITIES AND RESULTS		55
		12.2.1	Trenching Programs	55
		12.2.2	PML Drilling Campaigns and Results	55
13.0	DRILLING			57
	13.1	DRILLING PROCEDURES		57
	13.2	DRILLING SUPERVISION AND RECOVERY		57
	13.3	DRILL HOLE SURVEYING		57
	13.4	DRILL HOLES PRIOR TO 2006		58
	13.5	PML DRILLING PROGRAM		58
14.0	SAMPLING METHOD AND APPROACH			60
	14.1	DRILL HOLE LOCATION AND DRILLING DENSITY		60
	14.2	CORE SAMPLING PROCEDURES DURING THE 2006-2007 PML EXPLORATION PROGRAM		62
	14.3	CORE SAMPLING FOR SPECIFIC GRAVITY MEASUREMENTS		65
	14.4	SAMPLE RECOVERY AND RELIABILITY		65
	14.5	SAMPLE METHODOLOGY RELIABILITY		66
	14.6	APPROACH		66
	14.7	QP OBSERVATIONS		67
15.0	SAMPLE PREPARATION, ANALYSIS, AND SECURITY			68
	15.1	PML SAMPLING PROTOCOL		68
	15.2	PML SAMPLE PREPARATION PROCEDURES		68
	15.3	QUALITY CONTROL (QC), ASSAY PROCEDURES, AND SECURITY		71
	15.4	ALS CHEMEX LABORATORIES ASSAY AND QUALITY ASSURANCE (QA) PROCEDURES		72
16.0	DATA VERIFICATION			74
	16.1	AAT MINING SERVICES QA/QC (2006-2007)		74
	16.2	QA/QC PROCESS		74
	16.3	AUTHORS VERIFICATION OF PML DATA		76
	16.4	BEHRE DOLBEAR’S VERIFICATION OF PML DATA HANDLING		77
	16.5	AUTHORS CHECK SAMPLING AND ASSAY VERIFICATION		77
17.0	ADJACENT PROPERTIES			84
	17.1	MINA DE COBRE PANAMÁ PROJECT		84
	17.2	PML CONCESSIONS		84
	17.3	BOCA DE HIQUI		85

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18.0	MINERAL PROCESSING AND METALLURGICAL TESTING			86
	18.1	MOLEJÓN COLUM LEACH METALLURGICAL STUDIES FOR
		INVESTIGATING LOW-GRADE HEAP LEACH POTENTIAL		86
	18.2	COLUMN LEACH TESTS AT METCON FACILITIES		86
		18.2.1	Results of the Crushed Core Column Leach Tests	87
		18.2.2	Analysis of the Data	89
		18.2.3	Conclusions from the Crushed Core Column Leach Tests	89
	18.3	LARGE-SCALE COLUMN LEACH TESTS AT MOLEJÓN		90
		18.3.1	Head Assays	90
		18.3.2	Column Testing on the Quartz Breccia Composite	91
		18.3.3	Column Testing of the Quartz Breccia (50%) and Andesite (50%) Composite	92
		18.3.4	Column Testing on the Quartz Breccia (50%) and FQPO (50%) Composite	93
		18.3.5	Column Testing on the Andesite Composite	95
		18.3.6	Column Testing on the Saprolite Composite	96
	18.4	CONCLUSIONS		97
19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			99
	19.1	INTRODUCTION		99
	19.2	RESOURCE MODEL ESTIMATION		99
		19.2.1	Estimation Procedures	99
		19.2.2	Electronic Database	100
		19.2.3	Statistics and Variograms	100
		19.2.4	Mineralized Envelopes	102
		19.2.5	Bulk Density Determination	103
		19.2.6	Grade Estimation Details	103
	19.3	RESOURCE CATEGORIZATION		107
		19.3.1	Block Model Validation	109
	19.4	RESERVE		109
		19.4.1	Reserve Estimation Procedures	109
		19.4.2	Final Pit Design	110
		19.4.3	Production Schedule	112
	19.5	RESOURCE AND RESERVES CONCLUSIONS AND RECOMMENDATIONS		114
20.0	OTHER RELEVANT DATA AND INFORMATION			115
21.0	INTERPRETATION AND CONCLUSIONS			116
	21.1	INTERPRETATION		116
22.0	RECOMMENDATIONS			118
	22.1	METALLURGICAL STUDIES RECOMMENDATIONS		118
	22.2	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS		118
	22.3	EXPLORATION PROJECT RECOMMENDATIONS		118
23.0	REFERENCES			119
24.0	DATE AND SIGNATURE			120

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25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		121
	25.1	MINE PLANNING AND DESIGN	121
	25.2	FINAL PIT DESIGN	121

APPENDIX 1.0	CONCESSIONS	A1-1
APPENDIX 2.0	QA/QC SAMPLE LOGGING AND SAMPLE PREPARATION (PROTOCOL)	A2-1

LIST OF TABLES

Table 5.1	Metallic Mineral Concessions	9
Table 6.1	Molejón Mine Area Titled Mining Concessions (Ley Petaquilla)	13
Table 6.2	Mineral Production Taxes and Royalties under the Petaquilla Law	15
Table 6.3	Surface Taxes under the Petaquilla Law	17
Table 8.1	Summary of Exploration History and Ownership	28
Table 8.2	Summary of Historical Resource Estimates	31
Table 12.1	Summary of Drilling Campaigns	56
Table 14.1	Summary of Drilling Campaigns by Adrian/PML and PML	62
Table 14.2	Lithology and Density Definition	65
Table 14.3	Core Recovery Verification	66
Table 16.1	Standard Samples Used at Molejón	75
Table 16.2	Check Sample Location and Description	79
Table 16.3	Sample Verification	80
Table 16.4	Sample Verification Assay Results	81
Table 17.1	Oro del Norte – Diamond Drill Result Highlights	85
Table 18.1	Column Leach Test Results	88
Table 18.2	Column Leach Study Head Assays on Composite Samples Summary of Results	90
Table 18.3	On Site Column Leach Study – Quartz Breccia Composite Summary of Results	91
Table 18.4	On Site Column Leach Study – Quartz Breccia (50%) and Andesite (50%) Composite – Summary of Results	92
Table 18.5	On Site Column Leach Study – Quartz Breccia (50%) and FQPO (50%) Composite – Summary of Results	94
Table 18.6	On Site Column Leach Study – Andesite Composite – Summary of Results	95
Table 18.7	On Site Column Leach Study – Saprolite Composite – Summary of Results	96
Table 19.1	De-clustered Composite Basic Statistics by Mineralization Zone	101
Table 19.2	Geovectra’s Copper Variographic Models	101
Table 19.3	Lithology and Density Definition	103
Table 19.4	Gold Estimation Parameters – Saprolite Zone	104
Table 19.5	Gold Estimation Parameters – Main Zone	105
Table 19.6	Gold Estimation Parameters – NW Zone	106
Table 19.7	Resources within the Geovectra Block Model	108

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Table 19.8	Economic Parameters Used for Pit Optimization	110
Table 19.9	Pit Design Parameters	110
Table 19.10	Proven and Probable Reserves	112
Table 19.11	Production Schedule: Reserves with Aggregate Sales	113
Table 25.1	Economic Parameters Used for Pit Optimization	121
Table 25.2	Pit Design Parameters	121
Table 25.3	Proven and Probable Reserves	123
Table 25.4	Production Schedule: Reserves with Aggregate Sales	124
Table 25.5	Molejón Operating Costs	128
Table 25.6	Capital Expenditures and Leases	129

LIST OF FIGURES

Figure 6.1.	Location map	11
Figure 6.2.	Petaquilla Concessions and Molejón Mine location map	12
Figure 6.3.	Mineral concessions granted by Law Number 9 (Ley Petaquilla)	14
Figure 7.1.	Molejón Mine access map	21
Figure 7.2.	Local project infrastructure	24
Figure 7.3.	Molejón gold plant aerial view	25
Figure 9.1.	Tectonic map of Central America	33
Figure 9.2.	Regional geology and location map	35
Figure 9.3.	Epithermal deposits in Central America	36
Figure 9.4.	Regional geological map and structural interpretation	37
Figure 9.5.	District geology and structural lineaments	38
Figure 9.6.	(1) Saprolite and strongly weathered transition zone, (2) Light colored saprolite (after QFP), and (3) Reddish saprolite (after Andesite)	39
Figure 9.7.	Breccia zone showing: (1)Strong argillic alteration, (2) Brecciation, (3) Stockwork and quartz veining, and (4) Operations in Northwest Zone	40
Figure 9.8.	Quartz breccia and veining at Molejón	40
Figure 10.1.	Conceptual model for styles of magmatic arc epithermal gold-silver and porphyry gold-copper mineralization	42
Figure 10.2.	Idealized section of a Bonanza Epithermal Deposit	44
Figure 11.1.	Geological map showing mineralized quartz-breccia zones and preliminary pit limits	46
Figure 11.2.	Quartz veinlets and brecciation in Molejón mineralized core intersection	48
Figure 11.3.	Microscope photography of gold grain and inclusions in chalcopyrite	49
Figure 11.4.	Aerial view of the Main Zone at Loma Blanca	51
Figure 11.5.	Aerial view of the Molejón Northwest Zone	52
Figure 11.6.	Geology and mineralization Section 2050 E looking northeast	53
Figure 11.7.	Geology and mineralization Section 2250 E looking northeast	54
Figure 13.1.	Geological map showing mineralized Quartz Breccia Zones and drill hole location	59
Figure 14.1.	Location of drill holes for the 1994-1997 campaign and PML’s 2006 and 2007	61
Figure 14.2.	Transportation of samples from drill site	62
Figure 14.3.	Sample washing and recovery measurement	63

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Figure 14.4.	Core logging tables	64
Figure 14.5.	Core boxes photograph bench and scale	64
Figure 14.6.	Molejón gold plant aerial view	67
Figure 15.1.	Core cutting	68
Figure 15.2.	Core split bags ready for the sample preparation stage	69
Figure 15.3.	Sample crushing and cleaning; 8-inch BICO Jaw crusher to ¼ inch	69
Figure 15.4.	Crushed sample splitting	70
Figure 15.5.	Check sampling half core splits	71
Figure 15.6.	Check sampling control tag	72
Figure 16.1.	Digital flow diagram of the QA/QC process at Molejón	74
Figure 16.2.	Drill hole collar location at Molejón	76
Figure 16.3.	Molejón check sampling	78
Figure 16.4.	Molejón check sampling	78
Figure 16.5.	Molejón check sampling	78
Figure 16.6.	Molejón check sampling	78
Figure 16.7.	Sample verification of Au (g/t)	81
Figure 16.8.	Sample verification Au (g/t)	82
Figure 16.9.	Sample verification Ag (g/t)	82
Figure 18.1.	Gold extraction versus time quartz breccias composite	91
Figure 18.2.	Gold Extraction versus Time – Quartz Breccia (50%) and Andesite (50%) composite	93
Figure 18.3.	Gold Extraction versus Time – Quartz Breccia (50%) and FQPO (50%) composite	94
Figure 18.4.	Gold Extraction versus Time – Andesite Composite	95
Figure 18.5.	Gold Extraction versus Time – Saprolite Composite	97
Figure 19.1.	Example of mineralized zone codes for Level 70	102
Figure 19.2.	Section through pit at 972700N showing block model	103
Figure 19.3.	Final pit design for the modified aggregate sales scenario	111
Figure 19.4.	3D view of final pit design showing block model	112
Figure 25.1.	Final pit design for the modified aggregate sales scenario	122
Figure 25.2.	3D view of final pit design showing block model	123

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3.0 SUMMARY

3.1	GENERAL

The Molejón Gold Property is located in the Donoso District, Colon Province, Republic of Panamá in the Petaquilla concession. The site is roughly 130 kilometers (km) west of Panamá City, Panamá and approximately centered at 80º 38 46 W longitude and 8º 48 N latitude (972,650N, 538,850E UTM NAD27).

3.2	CONCESSIONS

Petaquilla Minerals Ltd. (PML), through Minera Petaquilla, S.A. (Minera Petaquilla), is the owner of the property, by enactment of the February 26, 1997 Law Number 9 or “Ley Petaquilla,” as commonly known and published in the Official Gazette February 28, 1997. PML was granted four mining concessions comprising 13,600 hectares (ha) divided in four different contiguous concessions in the Jurisdictions of Northern Coclé and San José del General in the Donoso District, Province of Colon, Panamá. PML holds the exploration and exploitation rights to 842 square kilometers in the area.

3.3	ENVIRONMENTAL

The National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS Type III of reference (Appendix 1.0). In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine. The said authorization include 13 conditionings and 27 recommendations that were specified in numeral 3 and 4. PML has reportedly responded and taken action on all conditions and recommendations.

3.4	INFRASTRUCTURE

The property is accessed via a well-maintained gravel road passing through La Pintada, a town of 5,000 people and Coclecito, which is the closest settlement to the project area, approximately 4 km to the southeast of the center of the project area. Minera Petaquilla and Minera Panamá have built the necessary infrastructure to operate a 2,200 tonnes per day (tpd) active cyanide leaching process plant. Since commercial production commenced on January 8, 2010, gold has been produced at a running rate of approximately 6,000 ounces of gold per month.

3.5	GEOLOGY

The Molejón gold deposit is within a thick, undifferentiated sequence of andesites, andesitic basalts, and tuffs intruded by a quartz-feldspar porphyry and other feldspar porphyries. Gold mineralization is associated to a northeast-southwest fracture trend that seems to control the main Molejón quartz breccia connecting with the Botija Abajo and Brazo deposits and a north-northwest/south-southeast structural feature that seems to connect the Faldalito, Vega, and Molejón areas.

3.6	MINERAL DEPOSITS

The Molejón deposit is composed of two individual orebodies. The Main deposit is a northwest dipping tabular structure with strike length in the order of 1,100 meters near surface and a dip length of

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450 meters at 30 degrees, apparently becoming sub-horizontal at an elevation of minus 50 meters above sea level (masl). The width of the main structure can be as much as 75 meters near surface and tends to diminish at depth mostly enclosed in andesites and quartz-feldspar porphyry following sill-like or placolith structures. The northwestern section of the deposit is characterized by a tabular structure similar to the Main Zone but with a tendency to be sub-horizontal to the southeast, dipping to eventually coalesce with the Main Zone.

3.7	MINERALIZATION

Gold mineralization at Molejón is associated with generally low-angle silicified tabular zones related to a relatively high-level hydrothermal system. Free gold crystals as electrum in minute inclusions in crystals of chalcopyrite and isolated in calcite and quartz veins are present along with minor amounts of pyrite, chalcopyrite, pyrrhotite, galena, sphalerite, traces of tetrahedrite, gold and iron oxides in the form of limonite/goethite and hematite. Much of the known mineralization, including that with the highest values, occurs in near-surface, oxidized quartz breccias.

3.8	EXPLORATION

Exploration in the subject property area dates back to the UNDP campaign of 1968, and later activities by Minnova, Geotec, and Adrian Resources, later to become Petaquilla Minerals, Ltd. (PML). Between 1994 and 2008, 67,335.21 meters were drilled in 627 holes at Molejón. As a result, identified Mineral resources allowed the evaluation, development, and construction of the Molejón operations.

3.9	SAMPLING PROCEDURES

In order to verify the reliability and compliance with Canadian National Instrument (NI) 43-101 standards of the early drilling campaigns at Molejón, PML hired AAT Mining Services to ensure that PML drilling, trenching, and survey activities were conducted to standards suitable for NI 43-101 reporting. AAT concluded that the 1990’s drilling program was adequately validated by a drill hole twining campaign in 2006 and that 2007 drill core samples were analyzed to industry standards with minimal variance of protocols or analytical results.

3.10	QUALITY ASSURANCE/QUALITY CONTROL (QA/QC)

A QA/QC protocol was established by PML at Molejón through the insertion of standard, blank, and duplicate samples, with the objective of providing credibility to the database. It is the authors’ opinion that sampling procedures and control during the PML 2006 and 2007 campaigns followed Industry Standards and provided reliable samples and assay results for the purpose of Resource and Reserve estimates following NI 43-101 standards.

3.11	ORE RESERVES AND MINERAL RESOURCES

Geovectra, S.A. (Geovectra) completed a geologic model and a NI 43-101 compliant resource estimate in August 2009 for PML and issued a reserve estimate based on that model in March 2010. Based on the revision of the Geovectra Block Model, Behre Dolbear & Company, Inc. (Behre Dolbear) concluded that the Molejón deposit contains 33.3 million tonnes of measured plus indicated resources averaging 0.86 grams of gold per tonne using a cutoff of 0.20 grams of gold per tonne.

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Metallurgical data obtained from nine crushed core column leach tests indicates that samples of various portions of the low-grade mineralized material at Molejón are amenable to heap leaching with good to excellent recoveries for the oxide material (80% to 98%) and modest recoveries for the fresh primary sulfide ore (38% to 53%). These extractions were achieved with modest cyanide consumption (0.40 kg/t to 0.93 kg/t) and modest lime (calcium oxide) consumption (0.76 kg/t to 4.81 kg/t).

3.12	PIT OPTIMIZATION

With these results in hand, Behre Dolbear re-ran the pit optimization and life-of-mine (LOM) schedule developed by a Petaquilla outside consultant using the same parameters as those used by him. Behre Dolbear developed capital and operating costs for the new heap leach operation, designed a main haulage ramp to the pit bottom, included 10% dilution and an ore loss of 3%, developed a new LOM schedule, and ran a cash flow sheet for the operation to demonstrate the project economics.

3.13	AGGREGATE SALES PROJECT

With the purpose of evaluating the economic effect of selling waste material for use as aggregate construction products, PML provided information to Behre Dolbear regarding the estimated sales of aggregate materials, predominantly to Minera Panamá, S.A., for use in the construction of the Petaquilla copper mine, located only 4 km from Molejón. Based on available pre-Feasibility studies by Minera Panamá, PML has calculated that over 29.0 million tonnes of aggregate material can be sold through the construction period. PML has also provided a letter of intent from SAM Heavy Equipment and Solutions Corp., a Panamanian company, to purchase 2.8 million tonnes of aggregates over the next 5 years.

Using the Molejón resource model provided by PML, Behre Dolbear determined the potential tonnes, grade of reserves in an optimized pit, and generated a mine plan. From this work, Behre Dolbear believes that Molejón has economically mineable reserves, which are economically minable. Based on prefeasibility level design work, Behre Dolbear believes that the project has approximately 15.3 million tonnes of reserves that can be produced averaging 1.30 grams of gold per tonne and containing approximately 643,000 ounces of gold based on the projected aggregate sales.

3.14	PROCESS-RELATED STUDY RECOMMENDATIONS

Care will be needed to ensure that any oxidation of the sulfides in the fresh material will not provide any acid solutions at the end of the heap leach. The preponderance of highly alkaline oxide leached material should be sufficient to ensure that there is more than sufficient chemical capacity to neutralize any acid generated by oxidation of the low-grade sulfiitic material. It is recommended that this issue be given further study to confirm this conclusion during the heap leach planning phase.

3.15	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS

The authors recommend that for feasibility level analysis, the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods.

3.16	EXPLORATION PROJECT RECOMMENDATIONS

  Botija Abajo is the more advanced exploration project near Molejón. It is the natural possible source of gold feed to the process plant to extend the mine life at Molejón. The

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  authors recommend that further analysis and validation of the Mineral resources estimated at Botija Abajo be carried out. Provided that the results are favorable, it is recommended that metallurgical testing be continued and scoping studies be carried out to define the potential economic interest of the deposit,

  Evaluation of the Brazo deposit would be the following recommended activity, considering its closeness to Molejón and its particular Indicated resources of 71 million tonnes with a particularly high gold/copper ratio.

  Considering the preliminary geochemical and exploration drilling results, it is recommended that exploration be continued to identify sizable targets in the Oro del Norte area. It is noted, however, that this area is isolated 22 km away from the Molejón process plant and infrastructure and lacking of any infrastructure.

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4.0 INTRODUCTION

4.1	GENERAL INFORMATION

Petaquilla Minerals Ltd. (PML) is a Vancouver-based company presently operating an open pit mine and gold-processing plant at its 100%-owned Molejón Gold Project. Commercial production began on January 8, 2010.

Initial production was in the order of 2,200 tpd from a plant that has a design capacity of 3,000 million tpd and plans are being made to expand the operations. To achieve this goal, PML is contemplating the construction of a heap pad to leach low-grade material that is mostly associated with the deepest parts of the deposit. PML also plans to crush the enclosing rock material to produce aggregate materials to be sold for the construction of the nearby Petaquilla Copper Project.

PML retained Behre Dolbear & Company, Inc. (Behre Dolbear), through its Mexican subsidiary, Behre Dolbear de México, S.A. de C.V., to revise the Mineral Reserves and Resources at Molejón, prepare a mine design, mine plan and schedule; and prepare an economic analysis that would include the sale of approximately 29 million tonnes of aggregates.

The purpose of this Technical Report is to study the integrated approach of PML to mining existing Resources at Molejón and to analyze its economic viability within the framework of an NI 43-101 report.

4.2	MAIN SOURCES OF INFORMATION BY AUTHOR

Information provided in this report comes from different sources that are listed in Section 23.0. However, a short list of documents that constitute the principal source of information follows.

  Petaquilla Minerals, Ltd., 2007-2009, Molejón Deposit Databases. Drill Hole and Map Compilation.

  AAT Mining Services, 2007, Data Usability Assessment. Petaquilla, Botija & Valle Grande Copper Deposits. Colon Province, Panamá. Prepared for Petaquilla Copper Ltd., February 2007.

  AAT Mining Services, 2007, Data Usability Assessment. Resource Estimate of the Molejón Gold Deposit through September 2007. Colon Province, Panamá. Prepared for: Petaquilla Gold Ltd. October 2007. Prepared by Sean C. Muller, P.G., AAT Mining Services, Centennial, Colorado.

  AMEC Americas Ltd., 2007, Petaquilla Project Panamá, NI 43-101 Report, Prepared for Teck Cominco Ltd., Inmet Mining Corporation and Petaquilla Minerals, Ltd. Effective Date November 30, 2007.

  Behre Dolbear & Company, Inc., 2010, Analysis of Aggregate Resources.

  Behre Dolbear & Company, Inc., 2010, Mine Design and Mine Plan.

  Behre Dolbear & Company, Inc., 2010, Reserve – Resource Estimate of High Grade, Low Grade Ore and Aggregate Materials.

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  Behre Dolbear & Company, Inc., 2010, Review of Heap Leaching Plans and Metallurgical Information.

  Teck Corporation – Simons Mining Group, 1998, Petaquilla Project Feasibility Study, January 1998.

  Fluor Daniel Wright, Ltd., 1997, Adrian Resources Ltd., Petaquilla Project, Scoping Study and Valuation, February 1997.

4.3	MAIN SOURCES OF INFORMATION BY AREA

Geology. Abundant geological information is available in a number of reports, including the 1997 Fluor Daniel, 1998 Simons, 2007 AMEC, and 2007 AAT reports. Most of this information is based on the original work carried out by UNDP (1969), PMRD (1969-1980), Inmet and Adrian (1990-1995), and Teck (1994-1997).

Drilling. The 2007-2009 PML Data Base of drill surveying, sampling, assaying, core logging, geotechnical information etc., is the main and most complete source of information as regards the different exploration campaigns carried out at Molejón through 2009, with summary tables and a short description of activities for each of the drilling campaigns.

Data Handling – QA/QC. Petaquilla Gold Ltd. commissioned Sean Muller of AAT Mining Services to make a thorough review and a Resource Estimate through September 2007, including the evaluation of data collected during the drilling campaigns, and to verify that the data would be suitable for NI 43-101 resource and reserve estimates and mine planning. The AAT report concludes that the 2007 drill core samples were analyzed to Industry Standards with minimal variance of protocols or analytical results and where variance in 2007 data were obvious; these variances were investigated and resolved in all instances. The variances were usually due to transcription errors.

Environmental. In order to comply with all requirements for the environmental approval process for the proposed mine, Petaquilla Gold, S.A, submitted an Environmental Impact Study Category III, for the implementation of the Molejón Mining Project adding other measures mandated by the ANAM.

The ANAM on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS of reference. In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine

Operations. Behre Dolbear has performed a series of studies for PML, including analysis of aggregate resources, mine design and mine plan for high-grade, low-grade, and aggregate resources, and reserve/resource estimates.

Conclusions. Behre Dolbear has no reason to infer that the information used in the preparation of the report is invalid or contains misrepresentations.

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4.4	MEASURE UNITS

A	annum (year)
%	percent
º	degrees
ºC	degrees Celsius
cm	centimeters
dwt	deadweight tonnes
g	grams
g/cm3	grams per cubic centimeter
g/m3	grams per cubic meter
g/t	grams per metric tonne
h	hour(s)
ha	hectares (10,000 square meters)
HP	horsepower
kg	kilograms
klm[3]	thousands of loose cubic meters
km	kilometers
km2	square kilometers
KN	kilo Newtons
k oz	thousand ounces
kW	kilowatts
m	millions
m	meter
m3	cubic meters
masl	meters above sea level
mm	millimeters
million m3	million cubic meters
million N/m2	million Newtons per square meter
mt	million tonnes
mt/a	million dry tonnes per year
MW	megawatts
ppm	parts per million
st	short tons
t	tonnes (metric)
t/h	tonnes per hour
t/a	tonnes per year
tpd	tonnes (metric) per day
CDN$M	million Canadian Dollars
US$M	million US Dollars
CDN$/t	Canadian Dollars per tonne
US$/t	US Dollars per tonne
US$/st	US Dollars per short ton
wt %	weight percent

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5.0 RELIANCE ON OTHER EXPERTS

Technical data were supplied by Petaquilla Minerals and its agents and drawn from other public and technical information sources. The authors reviewed and appraised these data and information sources and believe that the information used in the preparation of this report and in its conclusions and recommendations is valid and appropriate considering the status of the project and the purpose for which the report has been prepared.

5.1	NI 43-101 REPORT PARTICIPANTS

The authors conducted an independent technical review of Petaquilla Mineral’s Molejón gold project in the Province of Cocle, Panamá. Several site visits were made to the property during the period 2007 through 2010 and during 2011 by Behre Dolbear’s Qualified Persons, as defined in NI 43-101. These Qualified Persons are:

  H. John Head, Coordinator

  Baltazar Solano-Rico (Geology, Environmental, Coordination)

  Michael D. Martin (Mine Design – Mine Planning)

  Richard S. Kunter (Heap Leach Analysis)

  Robert Archibald (Aggregate Resource Analysis)

The following authors also participated in the development of the present document but did not make a site visit.

  Betty Gibbs (Data Review, Resource Estimates)

  Robert Cameron (Reserve/Resource Estimates, Mine Design, Mine Plan)

The authors reviewed technical data, reports, and studies as well as information provided by Petaquilla Minerals, inspected the subject mineral concessions, and reviewed the technical data derived at the properties by Petaquilla Minerals and others during their tenure of the concessions. The authors affirm the apparent representative nature of the technical data; however, they cannot specifically confirm its accuracy. Our review was conducted on a reasonableness basis and it has been noted herein where such provided information engendered questions. Except for the instances in which we have noted questions, the authors have relied upon the information provided as being accurate and suitable for use in this report.

Information provided by Petaquilla indicates that the rights to the mining concessions have been established by the enactment of the “Ley Petaquilla,” a contract with the Government of Panamá that guarantees land tenure and the right to develop and exploit of the mineral deposits.

Behre Dolbear obtained public information from the “Dirección Nacional de Recursos Minerales” (DNRM) indicating that the concession is included in the list of Concessions of Metallic Minerals and granted by Contract No. 9 of February 26, 1997 or “Ley Petaquilla” (Table 5.1).

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TABLE 5.1
METALLIC MINERAL CONCESSIONS
(DNRM, NOVEMBER 30, 2008)

N°	EXP.	EMPRESA	MINERAL	CORREGI MIENTOS	DISTRITOS	PROVINCIAS	ZONAS	HAS	STATUS
17	Contrato Ley	MINERA PETAQUILLA, S.A.	cobre, oro y otros	San José del General y Coclé del Norte	Donoso	Colón	4	13,600	Contrato N° 9 del 26/02/97 Gaceta 23,235 de 28 feb. 97

Copies of the official documentation are in the files of Petaquilla Minerals.

5.2	DISCLAIMER

Neither Behre Dolbear nor the authors conducted a due diligence review of legal, land tenure, or concessions information, and we are not qualified to express a legal opinion with respect to the property titles and the status of current ownership and possible encumbrances.

The authors assume no liability for the accuracy of the information provided by other parties. We retain the right to change or modify our conclusions if new or undisclosed information is provided, which might change our opinion.

The authors, by virtue of their review and estimate of the project resource/reserve, affirm that the resource/reserve estimate is in accordance with NI 43-101 technical standards.

The authors have no reason to infer that the information used in the preparation of the report is invalid or contains misrepresentations. The technical program recommended herein is based on the project technical data that are judged appropriate in the reasonable progressive economic mineral evaluation of the project.

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6.0 PROPERTY DESCRIPTION AND LOCATION

6.1	MINERAL PROPERTY DESCRIPTION

Ownership of the property was originally in the hands of Minera Petaquilla, 100%-owned by Adrian Resources (later Petaquilla Minerals, Ltd., PML), Teck Corp. and Inmet Mining Corp. Minera Petaquilla, S.A., by enactment of the February 26, 1997 Law Number 9 or “Ley Petaquilla” as commonly known, and as published in the Official Gazette February 28, 1997, was granted four mining concession comprising 13,600 hectares (ha) divided in four different contiguous concessions in the Jurisdictions of Northern Coclé and San José del General in the Donoso District, Province of Colon.

The original concession area contains several mineral deposits, including the Petaquilla, Botija, Valle Grande, and Molejón deposits. Copper interests (Petaquilla, Botija, and Valle Grande) were later passed to Petaquilla Copper and eventually to Minera Panamá (Inmet) and gold interests (Molejón) were retained by Petaquilla Gold, S.A. (part of PML). Property history details are included in Section 8.1. Molejón is the only operating mine in the region. It was developed by MPL had has a current operating rate in the order of 3,000 tpd, including a surface gold-processing plant. Commercial production began on January 8, 2010.

6.2	MINERAL PROPERTY LOCATION

The Molejón Gold Property is located in the Donoso District, Colon Province, Republic of Panamá in the Petaquilla concession. The site is roughly 130 km west of Panamá City, Panamá and approximately centered at 80º 38 46 W longitude and 8º 48 N latitude (972,650N, 538,850E UTM (Figure 6.1).

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Caribbean Sea
Molejon Project
COSTA RICA
PANAMA
COLOMBIA
PACIFIC OCEAN
Golfo de Chiriquí
Gulf of Panama
Golfo del Darién
Golfo de Urabá
Colón
San Miguelito
Panama City
La Chorrera
Penonomé
Antón
Aguadulce
Santiago
Chitré
Las Tablas
David
Boquete
Bocas del Toro
Puerto Armuelles
Tolé
El Porvenir
Ticantiquí
San Miguel
La Palma
Chepigana
Zapzurro
Turbo
Apartadó
Golfito
Limón
ISLA DE COIBA
Cerro Cambutal
VERAGUAS
COCLÉ
HERRERA
LOS SANTOS
CHIRIQUÍ
DARIÉN
PANAMÁ
COLÓN
BOCAS DEL TORO
PUNTARENAS
ANTIOQUIA
CHOCÓ
© 1988-2000 Microsoft and/or its suppliers. All rights reserved.

(MS Encarta, 2000)

Figure 6.1.	Location map

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The Molejón deposit is fully contained within the Petaquilla Zone 3 Concession, part of the Petaquilla Block of claims that is bound by the Petaquilla Zone 1 to the North, Petaquilla Zone 4 to the East, San Juan Zone 6 to the South, and Rio Belencillo Zone 2 to the West. Other deposits with gold mineralization identified in the area include the Botija Abajo and Brazo mineralized zones (Figure 6.2).

Figure 6.2.	Petaquilla Concessions and Molejón Mine location map Mineral Concessions Granted by Law Number 9 (Ley Petaquilla)

It is important to notice that according to the letter of intent dated December 13, 2004 between Teck Inmet and PML. PML retained the rights to those targets and mineral deposits with predominant gold mineralization, such as Molejón within the Petaquilla block of concessions granted by the Petaquilla Law, shown below in Table 6.1 and copy of which is included in Appendix 1.0.

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Table 6.1 Molejón Mine Area Titled Mining Concessions (Ley Petaquilla)
	Concession Name	Date Granted	Expiration Date[1]	Hectares	Concessionaire
1	Petaquilla Zona 1	February 26, 1997	February 25, 2017	4,000	MP2
2	Petaquilla Zona 2	February 26, 1997	February 25, 2017	6,600	MP2
3	Petaquilla Zona 3	February 26, 1997	February 25, 2017	1,200	MP2
4	Petaquilla Zona 4	February 26, 1997	February 25, 2017	1,800	MP2
	Subtotal			13,600

5	San Juan Zona 1	February 26, 1997	February 25, 2017		PML
6	San Juan Zona 2	February 26, 1997	February 25, 2017		PML
7	San Juan Zona 3	February 26, 1997	February 25, 2017		PML
8	San Juan Zona 4	February 26, 1997	February 25, 2017		PML
9	San Juan Zona 5	February 26, 1997	February 25, 2017		PML
10	Rio Belencillo Zona 1	February 26, 1997	February 25, 2017		PML
11	Rio Belencillo Zona 2	February 26, 1997	February 25, 2017		PML
12	La Esperanza Zona 1	February 26, 1997	February 25, 2017		PML
13	La Esperanza Zona 2	February 26, 1997	February 25, 2017		PML
14	Santa Lucia Zona 1	February 26, 1997	February 25, 2017		PML
15	Santa Lucia Zona 2	February 26, 1997	February 25, 2017		PML
16	San Juan Zona 1	February 26, 1997	February 25, 2017		PML
17	San Juan Zona 2	February 26, 1997	February 25, 2017		PML
18	Rio Petaquilla Zona 1	February 26, 1997	February 25, 2017		PML
19	Rio Petaquilla Zona 2	February 26, 1997	February 25, 2017		PML
20	Rio Petaquilla Zona 3	February 26, 1997	February 25, 2017		PML
21	Oro del Norte Zona 1	February 26, 1997	February 25, 2017		PML
22	Oro del Norte Zona 2	February 26, 1997	February 25, 2017		PML
23	Oro del Norte Zona 3	February 26, 1997	February 25, 2017		PML
24	Oro del Sur Zona 1	February 26, 1997	February 25, 2017		PML
[1]Two renewal periods of 20 years granted, each for a total of 60 years [2]MP (Minera Petaquilla, S.A.)

6.3	MINERAL CONCESSIONS AND OBLIGATIONS

Minera Petaquilla, S.A. is a Panamanian Company established in 1997 to acquire the rights of the mineral concession in the subject area. This concession was granted by the Government of Panamá through a Contract Law named “Ley Petaquilla, Contrato N° 9 del 26/02/97” published in the National Gazette 23,235 of February 28, 1997 and approved by the National Assembly. A copy of the same can be found in the files of PML and at http://docs.panama.justia.com/ federales/leyes/9-de-1997-feb-28-1997.pdf (Figure 6.3).

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CARIBBEAN SEA
PUNTA RINCON
COCLE DEL NORTE
ORO DEL NORTE ZONA 1
ORO NORTE ZONA 2
LA ESPERANZA ZONA 1
LA ESPERANZA ZONA 2
SANTA LUCIA ZONA 1
SANTA LUCIA ZONA 2
PETAQUILLA ZONA 2
PETAQUILLA ZONA 4
SAN JUAN ZONA 1
SAN JUAN ZONA 2
RESERVA FORESTAL DONOSO
PETAQUILLA
BOTIJA
BOTIJA ABAJO
BRAZO
VALLE GRANDE
MOLEJON
COCLESITO
ORO DEL SUR ZONA 1
4
SCALE: 1:250,000
Legend
Towns
Proposed Roads
Concessions
National Park
Donoso District
Explored Area
Reserve Area
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 6.3.	Mineral concessions granted by Law Number 9 (Ley Petaquilla)

Ley Petaquilla. This Law gives the land tenure, property rights, and a special tax regime for the development and operation of the project. Some of the most important rights and conditions established by this Law are:

  The mineral concession is granted for a period of 20 years with two renewal periods of 20 years each for a total of 60 years.

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  Construction of the mine should start within three years of submittal of a feasibility study to the state with allowance to delays, if copper prices are below a certain limit.

  An environmental bond must be provided before starting production.

  The Company will be granted rights of way for the construction of access roads to the Caribbean Sea.

  Taxes on interest will not be retained to international lenders nor retained to foreign stock holders in profit sharing revenues.

  The owners will be exonerated of paying the income tax (except for royalties on mineral production) until construction financing has been completed.

  The Company will be able to carry forward incurred losses for up to five years.

  Taxes will not be paid on retained earnings.

  There will be a government income tax credit upon all expenditures made to construct the required infrastructure although no depreciation on these will be allowed.

  Most goods and supplies required by the project will be exempt of import duties.

  There will be a government income tax credit upon all tax payments of more than $100,000 to any municipality in any year.

  A ruling for tax payment stability was designed to protect the Company from any raise in taxes and/or new taxes, but it will be able to take advantage of any tax reduction.

  Future changes in the legislation will be applied to the owners except when these are contrary, inconsistent, or incompatible with the “Ley Petaquilla.”

The Company will pay to the state, subject to some deductions established in Clause 10 of the Petaquilla Law Number 9, the following mining taxes per hectare (ha) of those zones included as Project Areas, according to Clause 4th of the Petaquilla Law and annual royalties on extracted minerals according to Table 6.2.

Table 6.2 Mineral Production Taxes and Royalties under the Petaquilla Law
Type of Mineral	First 5 Years (B)	From 6th to 10th Year (B)	11th Year Onward (B)	Royalty (%)
I Industrial Minerals Construction Materials Excluded	0.75	1.25	2.00	2
II Metallic Minerals Precious Metals Excluded	1.00	2.00	3.00	2
III Precious Metals (Alluvial)	1.00	2.00	3.00	4
IV Precious Metals Alluvial excluded	1.00	2.50	3.50	2
V Fuel Minerals, Hydrocarbons Excluded	0.50	1.00	1.00	2
VI Reserve Minerals	1.50	3.00	4.00	2

Taxes are calculated by the Ministry of Economy and requested from the company (in this case, Petaquilla Gold, S.A.). As an example of tax calculations for 2008 were:

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February 2008 to February 2009 Period

1,185.35 ha at $3.50 per ha	B.	$4,184.72
Less 15% according to Law 32 of 9/02/06	B.	$622.30
Total	B.	$3,526.42

(Reference: Ministerio de Comercio e Industria, 2008, Comunicación DNRM-DN-312. Cánones Superficiales Appendix 1.0.)

In relation to the contract law under which the Petaquilla concession was granted by the Government of the Republic of Panamá, Minera Petaquilla, S.A. through Petaquilla Minerals, S.A. delivered a multi-phase Mine Development Plan to the Government of Panamá that was approved on September 2005.

The first phase in the plan was the development of the Molejón Gold Deposit by Minera Petaquilla commencing in 2006. The development of the Petaquilla copper deposit is included in subsequent phases of the plan, and will be the responsibility of Minera Petaquilla, S.A., the joint venture company previously owned by Petaquilla Minerals, Teck, and Inmet (before September 19, 2008) and currently 100%-controlled by the association Inmet-Teck.

Under Panamanian Ley Petaquilla or Law Number 9, 1997, the concession rights to the Mina de Cobre Panamá (then Petaquilla) property were granted to Minera Panamá, S.A. (now Minera Panamá, S.A.). This project-specific law gave Minera Petaquilla rights over the gold, copper, and other mineral deposits for the purposes of exploring, extracting, processing, transporting, and marketing of all base or precious minerals located in the 13,600 ha Concession Area. The Molejón Gold Project Agreement, executed 1 June 2005 by and between Teck Cominco Limited, PML, Inmet Mining Corporation, and Minera Petaquilla, S.A. (now Minera Panamá, S.A.), assigns to PML the surface and mineral rights over 1,186 ha located within the Concession Area (Molejón Concession) to permit PML to independently develop the Molejón gold deposit as the first phase of a multiphase development of the Concession Area. PML was also given the right to explore and mine gold deposits in the larger Concession Area, while Minera Petaquilla retains the right to develop any copper deposits on the Molejón Concession (PML Communication, L. de Carrizo, 19-04-11).

The map of Figure 6.3 (UTM NAD 27 coordinates) shows the boundaries of the concession and surface rights (in red) as granted by Petaquilla Law Number 9. Topographic control was based on surveyed targets that were identified on the 1978 1:60,000 scale photograph. Absolute accuracy to the UTM NAD 27 coordinate system was reported to be ±12 meters and relative accuracy is ±3 meters on clear ground (AMEC, 2007). This map also shows the location of the three main subject deposits, namely Molejón, Brazo, and Botija Abajo within the Petaquilla 3, Petaquilla 1, and Petaquilla 4 concessions.

We were informed that PML holds the exploration and exploitation rights to 842 square kilometers in the area.

6.4	LAND TENURE OBLIGATIONS

According to Ley Petaquilla, land tenure, property rights, and a special tax regime for the development and operation of the project were granted.

The Company will pay to the state, subject to some deductions established in Clause 10 of the Petaquilla Law Number 9, the following annual surface taxes (Table 6.3).

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Table 6.3 Surface Taxes under the Petaquilla Law
Years	US$ per Hectare
1st and 2nd	$0.50
3rd and 4th	$1.00
5th and Onwards	$1.50

Outside of the concessions granted by the Petaquilla Law, in order to purchase or rent any private land property, PML is subject to the regular procedures for acquisition between particulars, including a purchase-sale contract, transfer of property rights, and registration on the National Public Registry as established by corresponding Laws and Regulations. Private property purchases information is in the files of PML.

6.5	ENVIRONMENTAL PERMITTING AND LIABILITIES

6.5.1	Environmental Permitting

When the Ley Petaquilla was adopted in 1997, the General Environmental Law Number 41 of 1998 that created the environmental assessment process did not yet exist, so when the company initiated infrastructure works, it did not submit an Environmental Impact Study (EIS) to the National Environment Authority (ANAM). The Company filed a Study of Environmental Viability with the Ministry of Trade and Industry (as determined by the Ley Petaquilla) in 1998, and objections were not filed. According to the Company, this is the formal environmental approval to proceed with the project.

Later, between November 2006 and May 2007, three EIS were filed before ANAM (Panamá’s environmental authority) to account for the proposed activities at the Molejón area, split off from the main Petaquilla project. The Company also reports that a bond for $750,000 Balboas was deposited, as required by the Contrato Ley Number 9 (Reference: www.desarrollopetaquilla.com).

Existing environmental studies at Petaquilla and Molejón have raised a series of environmental and social issues that required resolution and were dealt with through a Proposal for Social, Environmental Assessment, and Permitting Services prepared for Teck Cominco by Golder Associates (April 2007), which provided an outline of the environmental investigations needed for environmental regulatory approvals. This included the compilation of additional baseline data and preparation of an updated environmental and social impact assessment for several disciplines of the Biophysical and Social Environment to include the following.

  Climate and Meteorology

  Air Quality

  Noise

  Soils and Geochemistry

  Hydrology

  Hydrogeology

  Water and Sediment Quality

  Physical Marine Environment

  Visual Aesthetics

  Terrestrial Flora and Fauna

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  Freshwater Fish and Aquatic Habitat; and

  Marine Biology

  Demography

  Economic Activities

  Natural Resources Use

  Social Services and Infrastructure

  Public Health

  Political and Social Organizations

  Cultural Heritage Resources

  Local and National Development Plans and Programs

  Public Perception of the Project

In order to comply with all requirements for the environmental approval process for the proposed mine, Petaquilla Gold, S.A, submitted an Environmental Impact Study Category III, for the implementation of the Molejón Mining Project, adding other measures mandated by the ANAM. This document was reportedly produced abiding by Panamá Regulations (Ley No. 41, 1998, Decree #209) and other International Regulations such as IFC Social and Environmental Sustainability, Performance Standards and Guidelines/Equator Principles and World Bank standards.

The National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS Type III reference (Appendix 1.0). In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine. The said authorization includes 13 conditionings and 27 recommendations that were specific in numeral 3 and 4. These conditions had to be satisfied before the Company could attain full commercial production of the Molejón Gold Mine, which forms a small part of the overall project area. On detailed review of the EIS Resolution by the Company, it became apparent that some conditions were inapplicable to the Molejón operation, and others had already been satisfied by the Company. The Company therefore established a working group to cooperate with ANAM to ensure that all conditions were satisfied or waived, so that full commercial production would take place without delay.

The working group met with the ANAM representatives on several occasions, and the Company provided ANAM with a comprehensive data package describing testing procedures, which would include the production of gold.

6.5.2	Current Environmental Permitting Status and Issues

In order to comply with all conditionings, PML has defined a series of environmental policies summarized in the issuing of an Environmental Commitment that includes:

  Re-vegetation, Reforestation, and Ornamentation

  Preservation of the Grounds and Erosion Control

  Hydrology, Protection of Sources, and Sedimentation Control

  Handling of Solid Wastes and Recycling

  Environmental Training

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6.5.3	Future Environmental Activities, Obligations, and Potential Liabilities

PML also established an Environmental Management Plan for the year 2010, which includes:

  Quality of Air, Soils, and Water

  Waste Management Plan

  Certifications (ISO 14001 and OHSAS 18001)

  Environmental Emergencies Plan

  Development of Environmental Permits for Various Projects

  Environmental Training

  Technical Assistance from Third Parties for Monitoring of Environmental Quality and ISO Standards Certification

  Social Programs

One of the Company’s most significant social programs developed through Fundacion Petaquilla is the implementation of Production Modules. These serve as mechanisms to foster community productivity by promoting a more varied economy and sustainability. This is achieved by assisting people with ventures that will provide for a livelihood beyond subsistence farming, identifying more effective and efficient manners of production, and transferring the use of new technology.

  Purchases for Promoting Production: This program is oriented to assist families or small groups to commercialize their products.

    Purchase of homemade food products at the El Guabo, Piedras Gordas community.

    Purchase of handmade hats from local producers of El Harino and San José del General communities.

  Poultry Farming: Fowls and laying hens

  Vegetable Gardens: Students and families from neighboring communities plant vegetable gardens with support from the Company (PML website: www.petaquilla.com)

6.5.4	Current Environmental Issues

  Under Numeral 6 of ANAM Resolution, Petaquilla Gold was requested to submit a bond for $4.3745 million Balboas for the total estimated amount of environmental activities through the 12-year mine life period. Petaquilla Gold requested ANAM to reconsider the amount and prorate the bond through the mine’s life.

  Under Numeral 5 of ANAM Resolution, Petaquilla Gold was fined a total of $934,000 Balboas for having initiated construction activities before the EIA was approved. The company formally argued that notification had been given by March 6, 2009 and that ANAM has not defined how the fine was calculated. It eventually requested the reconsideration of the amount of the fine and its inclusion in the $4.3745 million Balboas bond previously mentioned.

  According to PML, “It is important to mention that the Supreme Court of the Republic of Panamá resolved the fine in favor of Petaquilla Minerals. Therefore it is not a liability anymore.”

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Active NGOs in Panamá and particularly in the Project Area have argued that the Ley Petaquilla violates the Constitution of Panamá since both projects (Petaquilla and Molejón) enjoy exemption from many elements of Panamanian environmental and tributary law. For this reason, it has been argued that, “the Law could be overturned by a ruling of unconstitutionality. Reportedly such a legal procedure would take some time, but it cannot be discounted, especially if it can be heard before the copper mine is actually in operation or if an interlocutory injunction is granted to prevent further environmental damage while the case is being heard” (Reference: www.miningwatchcanada.com). However, according to PML, “Law #9 is from 1997 and during all this period (11 years) there is no evidence of anyone requesting (which is the only possibility of action) for the Law to be declared unconstitutional and there is a term for doing that” (L. Carrizo, 19/04/11).

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7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Molejón deposit is located in the Donoso District, Colon Province. It is 130 km west of Panamá City and 45 km northwest of the city of Penonomé. Access to the general Molejón area, from Panamá City, is north along the Pan-American Highway to km 149.7 at Penonomé, then 13 km, by paved road, to La Pintada, and 41 km by a well-maintained gravel road, that was constructed in 2006 to the La Ceiba 2 and Molejón camps. The road passes through La Pintada, a town of 5,000 people and Coclecito, which is the closest settlement to the project area, approximately 13 km to the southeast of the center of the project area (Figure 7.1).

Figure 7.1.	Molejón Mine access map

Prior to construction of the road, access to the mine and mill property was either by helicopter or dug-out canoe and by hiking through the jungle on established trails.

Currently, Minera Panamá, S.A. is in the process of realigning the road through the Molejón property, around the mine workings for use during the initial construction phase of the copper project, until a permanent Eastern Access Road is ready for use. This road will be roughly 12.6 km long, starting approximately 5.2 km west of the town of Coclecito (Figure 7.1). A bridge will be installed across Río Botija to allow the road to continue north.

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Currently access to the area is difficult due to the heavy rains of the region, permanent running rivers, heavy forests, and deep clayey soil requires bridge/culvert construction and gravel cover to create a serviceable road. During late 2010 and early 2011, Minera Panamá constructed two concrete bridges across the Molejón and San Juan de Turbe rivers facilitating access to the properties.

7.1	CLIMATE

The general climate in the northern region of Panamá is tropical monsoon, characterized by high humidity and rainfall with a rainy season from April to November and maximum rainfall registered during October and November. According to the Köppen classification (IGNTG, 1988), the climate is wet tropical, with rainfall fluctuating between 3,000 millimeters per annum (mm/a) and 5,000 mm/a, with an average of approximately 4,700 mm/a. In the tropics, there is not much seasonal variation in temperature; average temperatures range between 25°C and 30°C. The median temperature during the coolest month is above 18°C. Seasonal differences are mostly manifested in rainfall variations.

Locally, the Molejón area falls within the rainfall shadow of the Continental Divide, and the climate is characteristic of tropical rainforests. Precipitation is high throughout the year, with a total precipitation of approximately 3 meters per annum. The heaviest precipitation is evenly distributed from May to December. January, February, and March are typically the driest months (Simons, 1998). The Molejón property has an equatorial climate with high precipitation and high humidity. Temperatures reach 25°C to 30°C year round. Humidity rarely is below 85% in the project area. The 100-year, 24-hour storm precipitation has been calculated at 337 mm and the 24-hour probable maximum precipitation was estimated at 1,008 mm at the nearby Petaquilla Copper Project.

The extreme rainfall in the project area has a profound impact on the mining activities, due to limited access, extreme working conditions, lack of outcrops and hard rock, development of thick saprolite cover, etc. Major impacts are in the pit area of the mine and in the excess of clay delivered to the crushing section of the plant. The clay, however, is becoming less of a problem, as the pit deepens into levels that do not clay. Logistics and exploration activities have to be planned according to weather and flying conditions, etc.

Engineering of the projected heap leaching facilities and heap operations will have to give consideration to the 3.0 meters to 5.0 meters of rain per year.

7.2	LOCAL RESOURCES

7.2.1	Vegetation and Land Use

Vegetation is classified as lowland tropical rain forest. The project is located within one of the few remaining intact tracts of primary rainforest near the Mesoamerican Biological corridor in a relatively pristine environment. Most of the concession area is covered with evergreen forest, either primary or secondary, with very little human-induced change. Land uses are limited to predominant cattle grazing, subsistence agriculture, and other rural activities, very localized to small areas in the southern section of the Petaquilla Concession area in the vicinity of Coclecito. Local substantial deforestation is only observed occurring along major drainages near small population centers. There is no commercial timber extraction in the Coclé Province; however, local substantial deforestation is observed occurring along major drainages near the small population centers.

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7.2.2	Local Resources

Local resources, other than the gold deposit at Molejón, include abundant running water, minor forestry, and limited manpower, restricted to Coclecito and other small settlements. Mining-related operators and skilled personnel will have to be imported from elsewhere in Panamá and from abroad. Coclecito is the largest and closest settlement to Molejón, approximately 12 km to the east.

Approximately 6,000 people reside within a 20 km radius of the proposed mine, mainly in small communities varying in size from 100 to 600 people. Most of these communities have no infrastructure, only rudimentary health facilities, and basic schooling. Average income ranges from $300 to $400 per month per family, with many families dependent on subsistence agriculture or activities such as artisanal mining. Water resources for human use are abundant, although drinking water quality is poor, with high levels of fecal coliform in many drinking water sources (Petaquilla Minerals S.A., 2010, www.minerapanama.com).

7.3	INFRASTRUCTURE

The access road previously described is the main communication means to the area. Two helicopter pads area available in the Molejón camp area and were extensively used during the exploration das to fly most core boxes and supplies from and to drill pads. The helicopter pads are maintained for current and future use. Transportation of local operators and personnel is partially covered by company vehicles that serve the neighboring settlements and provide daily service. No public transportation is available between Coclecito, the largest town in the area, Penonomé.

7.3.1	Mine Infrastructure and Support Facilities

Public services are basically not available in the region; all project-related infrastructure has been built specifically to serve the projects and is in the process of being supplemented and expanded, mostly by PML and Minera Panamá (Figure 7.2).

  Site Roads. The site roads include access roads to the pits, waste dumps, tailing ponds, mill, maintenance shop, and administrative buildings. Construction criteria for the roads include an aggregate surfacing and in general a 10 meter width. Culverts and ditches are strategically installed to ensure adequate drainage.

  Power. Currently electricity used in the Molejón project is produced by diesel generators, although these will eventually be replaced when a mini-hydro power plant is completed.
  The diesel generators will remain as a back-up source (PDI, 2010). Also, there are proposed plans for a power transmission line.

  Fuel Storage. Fuel storage at the Molejón plant consists of three reservoirs totaling nearly 90,000 gallons. Additionally, the Company has two extra reservoirs of 20,000 gallons each located in La Pintada.

  Heavy Equipment Shop. The heavy equipment shop is designed for mechanical maintenance of light and heavy equipment (trucks, bulldozers, shovels, etc.). It is composed of two buildings: the first being used as a warehouse for spare parts while the second one is open on two sides to provide access to the equipment.

  Telecommunications. Phone and internet service is available at the mine office via the satellite service at the Molejón deposit. The Company has installed a fiber optic ring within the office facilities and warehouses to increase robustness of the service.

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537000
538000
539000
540000
541000
PIT AREA
Tina
Relave N°3
PLANT SITE
ROAD MOLEJON - COCLESITO
12 Km
4
Legend
Access Roads
Roads
Rivers
Pit
Topography
Meters
SCALE: 1:20,000
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 7.2.	Local project infrastructure

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  Support Facilities. The Molejón camp consists of two helicopter pads and numerous buildings, including housing for over 200 employees, a sample preparation laboratory, several core storage buildings, drying sheds for core, a complete kitchen and mess, and office facilities for the personnel (Figure 7.3).

  Process Plant. The process plant consists of crushing, milling, leaching, and carbon-in- leach (CIL) recovery sections in addition to the tailings dams, facilities, and ponds (Figure 7.3).

Figure 7.3.	Molejón gold plant aerial view

7.4	PHYSIOGRAPHY

Physiography of the area is juvenile to mature in nature with strong, locally rugged topography. The area is located on the southern slope of the easternmost extension of the Central American Volcanic Belt, within the Northern Lowlands of Panamá, below 300 masl. Topographic relief shows elongated ridges running northwest and northeast.

Topography of the Molejón pit area is characterized by a series of low-lying, physiographically young hills, with steep slopes and deeply incised creeks between elevations in the order of 80 masl in the southern part of the project area and 200 masl peak about 200 meters northeast of the proposed northeastern proposed pit limit. Morphology shows a marked structural grid controlled by major geological features and defined by a major series of north-northeast and west-northwest creeks dissected in the rocks flowing generally to the south.

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7.5	SEISMICITY

The Central American Province is very active from a seismic and volcanic point of view. However, Panamá in general and the project area in particular have been reported within a zone of tectonic activity “shadow.” According to Klohn and Crippen (1997), the 100-year return period peak ground acceleration in Central Panamá is in the order of 0.10-g compared to 0.25-g to the west in the Golfito, Costa Rica area and to the east in Panamá along the boundary with Colombia.

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8.0 HISTORY

Mining in Central America had long taken place before the arrival of the Spaniards in 1492. Numerous pre-Columbian gold jewelry and artifacts have been uncovered in the area, particularly in the Maya region of Meso-America and Costa Rica. It has been reported that metallurgy reached Panamá from the south approximately by 200-300 AD and to Costa Rica by 700 AD (Hefferman, 2004). The foundation of some important cities in Central America was motivated by the search for gold after the Spanish conquest, when some precious metals operations were established throughout the region.

In recent times, the establishment of the United Nations Development Program (UNDP) in 1965 resulted in the funding of mineral exploration activities throughout Latin America, including Panamá, in collaboration with local governments. Systematic exploration in the project region covered an original area of 810 sq km where copper mineralization related to the late Tertiary intermediate intrusives was identified in 1967 by A. Metti, UNDP geologist. After the first discovery of copper mineralization, the promising zones were enlarged by geochemical and geological surveying. Finally, three main ore bearing prospects, Botija, Petaquilla, and Rio del Medio, as well as five minor mineralized zones were outlined by July 1969 (Ferencic, 1970).

8.1	PROPERTY HISTORY

Copper-gold-molybdenum porphyry mineralization was first discovered in the Petaquilla River region during a regional geological and geochemical survey by a UNDP team in 1968. The primary focus was on porphyry copper mineralization. Further exploration by several companies has since outlined three large deposits and a host of smaller ones, as well as epithermal gold mineralization. Table 8.1 summarizes the exploration history and ownership of the Petaquilla Concession and provides information about the amount of exploration carried out by each of the different companies involved in the project through the years until the discovery and development of the Molejón deposit.

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TABLE 8.1
SUMMARY OF EXPLORATION HISTORY AND OWNERSHIP
Year	Party	Exploration and Property History Description
1968 – 1969	United Nations Development Program (UNDP)
Regional geological and geochemical survey of central Panamá by the UNDP, widespread silicification and copper mineralization discovered in the area of the Petaquilla and Botija deposits. Stream sediment sampling field magnetometry and preliminary drilling resulted in the discovery of the Petaquilla, Botija, Vega, and Medio deposits.

1969 – 1976	Panamá Mineral Resources Development Company (PMRD)
Panamanian government tendered Petaquilla Concession exploration rights to international bidding; concession awarded in 1971 to Panamá Mineral Resources Development Company (PMRD), a consortium of seven Japanese copper companies. Approximately 14,000 meters of drilling at Petaquilla, Botija, Medio, and Vega, totaling approximately 14,000 meters, preliminary Resource and Reserve calculations based on prefeasibility report completed. Feasibility work updated; unsuccessful negotiations with the Panamanian government over terms of production, property abandoned in 1980 for 10 years.

1990 – 1992	Minnova	Property acquired by Minnova (now Inmet) 80% and Georecursos International S.A. 20%. Exploration activity included regional lithogeochemical sampling.
1991 – 1992	Minnova - Geotec
Minnova and Geotec, in 1991, completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous gold (>100 ppb) and arsenic (>12 ppm) values at Molejón area.

1992 – 1993	Adrian Resources Ltd. (Adrian)
Adrian Resources (now Petaquilla Minerals, Ltd.) was granted an option to earn 40% of Minnova’s interest through cash payments, work commitment, and production of a feasibility study. Adrian subsequently acquired Georecurso’s interest, bringing its total interest to 52%, and started formal exploration at Molejón in 1993 with preliminary geological mapping and silt and rock sampling. Mapping of quartz vein and quartz breccias outcrops returned anomalous gold values between 1.0 and 8.0 g/t gold.

1992 – 1995	Adrian
Adrian carried out grid-based soil sampling and magnetic surveying, geologic mapping of selected areas, and starting February 1994, drilling of approximately 394 diamond drill holes in Petaquilla, Botija, and other exploration targets. Activity included investigation of the Valle Grande deposit and discovery of epithermal gold mineralization at Molejón, as well as identification or investigation of several other targets (Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, Orca).

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TABLE 8.1
SUMMARY OF EXPLORATION HISTORY AND OWNERSHIP
Year	Party	Exploration and Property History Description
1994 – 1995	Adrian
Auger drilling was done at 25 meter intervals along lines spaced 50 meters apart in a 1,200 meter by 1,200-meter area. Prospect drilling and magnetic surveys were followed by a second phase of drilling in June 1994. This phase of drilling comprised 4,155.3 meters of drilling in 24 holes and led to the discovery of significant epithermal gold and silver mineralization hosted predominantly within quartz breccia and altered feldspar-quartz porphyry intrusive. Adrian Resources Ltd. completed a further drilling program at Molejón in 1995 comprised of 10,504.4 meters in 94 drill holes.

1997	Minera Petaquilla
Minera Petaquilla S.A. (Minera Petaquilla) was formed by Adrian Resources, Inmet, and Teck Corp. The Petaquilla Concession was granted by the Government of Panamá to Minera Petaquilla, S.A. through a Contract Law named “Ley Petaquilla, Contrato N° 9 del 26/02/97” covering a total of 13,600 ha.

1997		In May 1997, Lakefield (Report No. 4667) conducted metallurgical test work on Molejón samples. This test work included preliminary flotation tests on six Molejón composite samples.
2004	PML
On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to PML to correspond with the Company’s Petaquilla project in Panamá. On December 13, 2004, the Company entered into a letter of intent with Teck and Inmet. Under the letter of intent, the Company may obtain 100% of the Molejón gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the Company, Teck and Inmet. In December 2004, the Company resumed exploration within Minera Petaquilla project in Panamá.

2005	PML, Minera Petaquilla
PML created two companies, Petaquilla Gold Ltd. and Petaquilla Copper. Ltd., handle exploration, development, and operations of gold interests (Molejón) and copper deposits, respectively. Minera Petaquilla undertook a large trenching program comprised of 5,000 meters in 113 trenches during the summer of 2005. The trenches were often no more than 2.0 meters deep mostly on weathered material to fresh rock. Minera Petaquilla developed the mine plan (2005) that has been approved by the government.

2006	PML
In 2006, PML excavated 12,294 meters of new trenches and drilled 220 core holes on a 14,005 meter Phase II drill program, including 11,398 meters devoted to infill drilling to confirm resource estimates, 980 meters of condemnation drilling to establish the location of the plant site, and 1,627 meters devoted to exploration drilling.

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TABLE 8.1
SUMMARY OF EXPLORATION HISTORY AND OWNERSHIP
Year	Party	Exploration and Property History Description
2007 – 2009	PML
Inmet buys Petaquilla Copper and makes agreements with Teck creating Cobre Panamá, which is the owner of Minera Panamá S.A. Currently, there are two companies under the Law Number 9, Petaquilla Gold S.A. with a concessioned area of 1,186 ha and Minera Panamá S.A. with the rest of the concession, 12,414 ha. Phase II drilling at Molejón continued into 2007 to enable mine planning. The mine was developed and the processing plant was built.

2008
Environmental authorities (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejón Mining Project and other measures mandated by the ANAM.

2009
In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine located in the District of Donoso, Province of Colon, Republic of Panamá.

2010	PML
Commercial production started on January 8, 2010, when an average of 70% of design capacity was maintained continuously for a period of 30 days with metallurgical recoveries near forecast levels. Ore throughput at the process three-ball mills/carbon-in-pulp processing facility was 1,500 tpd with the operating rate planned at 2,200 tpd for the first year of production. Plans at the time were to increase production to 5,000 tpd with the addition of a SAG mill as the supply of mill feed permits.

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8.2	HISTORICAL RESOURCE AND RESERVE ESTIMATES

Resource estimates have been produced at Molejón through the years by different companies including:

  Preliminary Resource Estimate by Adrian Resources, 1995

  A study completed by Steffan, Robertson & Kirsten (SRK) on October 26, 2005

  Subsequent audit of the 2006 drill program by AAT released on April 10, 2007

  Updated gold resource estimate based on results obtained through September 2007, AAT Mining Services

Table 8.2 shows a summary of historical resources and reserves as reported by different companies.

TABLE 8.2
SUMMARY OF HISTORICAL RESOURCE ESTIMATES
Year	Source	Historical Mineral Resource/Reserve Estimates
1995	Adrian Resources in: PML, website www.petaquilla.com
A preliminary Resource estimate of 7.8 million tonnes grading 2.63 grams per tonne for a total contained resource of 661,000 oz gold using a bottom cut-off grade of 0.500 grams per tonne gold by Adrian Resources is reported by PML

2005	SRK, in: AAT, 2007
A study completed by Steffan, Robertson & Kirsten (SRK) on October 26, 2005 established an Inferred Resource on the Molejón Project of 11.2 million tonnes grading 2.48 grams per tonne for total contained resource of 893,000 oz gold using a bottom cut-off grade of 0.5 grams per tonne gold.

2006	AAT Mining Services, in: AAT, 2007
The subsequent audit of the 2006 drill program by AAT released on April 10, 2006 outlined 447,879 ounces of Measured resources, 161,379 ounces of Indicated resources, and 506,294 ounces of Inferred resources.

2007	AAT Mining Services, in: AAT, 2007
Updated gold resource estimate based on results obtained through September 2007. AAT Mining Services has estimated a total Measured resource of 593,327 ounces and an Indicated resource of 317,696 ounces at the Molejón Gold deposit. Additionally, an Inferred resource of 458,502 ounces at an average grade of 0.665 grams per tonne above a cutoff of 0.3 grams per tonne was estimated.

Source: Petaquilla Copper Ltd. Internet Site, 2008

Although Petaquilla Minerals believes these resource reports to be reliable and an accurate estimate of the resource at the time of their publication, they are considered by the authors to be historical resource and reserve estimates.

Section 19.0 includes the current, 2011 Resource Estimate by Behre Dolbear & Company, Inc.

8.3	GOLD PRODUCTION HISTORY

PML carried out the first gold pour at Molejón on April 7, 2009 as a result of testing made in the gold room recovery process and announced it had reached the commercial production stage on January 8,

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2010. Production averaged 2,549 tpd for the period September 8 to October 6, with gold pours totaling 6,120.5 ounces.

Since commercial production commenced on January 8, 2010, gold has been produced at a running rate of approximately 6,000 ounces of gold per month.

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9.0 GEOLOGICAL SETTING

9.1	REGIONAL GEOLOGY

Central America is divided into four crustal blocks. To the north, the Maya and Chortis blocks are composed of Paleozoic metamorphic and igneous rocks and siliceous and platform carbonate rocks classified as continental and transitional crust. To the south, the Chorotega and Choco blocks are characterized by Mid Oligocene accreted mafic oceanic crust and intermediate and basic island arc-related volcanic rocks (Marshall, Jeffrey, 2007). Panamá is a tectonically active area at the junction of four lithospheric plates. Western Panamá and eastern Costa Rica are underlain by the Chorotega crustal block and share similar characteristics. This block in turn is underlain by a late Cretaceous to recent volcanic arc, constructed on a basement of late Cretaceous to Paleocene oceanic crust and marine sedimentary and volcanic rocks (Figure 9.1).

Figure 9.1.	Tectonic map of Central America (Marshall, Jeffrey, 2007)

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The Petaquilla-Molejón project areas lie in the Chorotega crustal block of a Paleocene-Eocene to late Oligocene volcanic island arc sequence of rocks (Nelson and Nietzen, 2000) (Figure 9.2).

Most gold deposits in Central America (Figure 9.3) are associated with epithermal vein deposits, lens-shaped bodies that formed in these ancient volcanic environments when deep, hot magmatic waters mixed with shallow, cool groundwater. Mineralization in this type of deposit occurs in branching fissures, vein structures, or pie-shaped bodies filled with fractured rock.

9.2	LOCAL GEOLOGY

In general, in the Petaquilla-Molejón area, the oldest rocks are submarine andesite and basalt flows and tuffs, locally intercalated with clastic sedimentary rocks and reef limestones of probable Eocene to early Oligocene age.

Figure 9.4 shows the location of the Molejón deposit within a thick undifferentiated sequence of andesites, andesitic basalts, and tuffs belonging to the Miocene Cañazas Group, near the southern border of a major Late Tertiary granodiorite-quartz monzonite batholith outcropping to the northwest of the mine area. It also shows the location of Molejón within the regional structural pattern main lithologies. In the property area are massive andesite flows, feldspar porphyritic andesites, andesitic tuffs, and agglomerates. This sequence has been intruded by quartz- feldspar porphyry and feldspar porphyries.

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81°00'
80°00'
MAR CARIBE
GOLFO DE LOS MOSQUITOS
COLÓN
PANAMÁ
LA CHORRERA
PENONOMÉ
SAN CARLOS
TTuffaceous ss, shales and limestone
Granodiorite, quartz monzonite
Undiff. andesite, basalt flows and tuffs
Molejon Mine
Project Area

Figure 9.2.	Regional geology and location map (Nelson and Nietzen, 2000)

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Mexico
Belize
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
1. Marlin
2. Cerro Blanco
3. San Andres
4. San Martin
5. Rosa
6. San Juancito
7. Yuscarán
8. El Dorado
9. San Sabastian
10. Coco Mina
11. Bonanza
12. La Luz
13. Limón
14. Santa Pancha
15. Talavera
16. La India
17. La Mestiza
18. Cerro Mojón
19. Crucitas
20. Bellavista
21. Sacra Familia
22. Molejon
23. Cana
Deposit Size (ounces Gold)
>1,000,000
500,000 - 1,000,000

Figure 9.3.	Epithermal deposits in Central America (V. Heffernan, 2004)

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CARIBBEAN SEA
MOLLJON PROJECT
GEOLOGY
Quartz Breccia
Feldspar Quartz Hornblende Porphyry
Granodiorite
Andesite
4
Legend
Pit
Concessions
Fault
Hidrography
Kilometers
0 0.5 1 2 3 4
SCALE: 1:150,000
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 9.4.	Regional geological map and structural interpretation (PML, 2010)

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On a district-wide scale, several major structures are evident, a northeast-southwest fracture trend that seems to control the main Molejón quartz breccia connecting with the Botija Abajo and Brazo zones and a north-northwest/south-southeast structural feature that seems to connect the Faldalito, Vega and Molejón areas (Figure 9.5).

Figure 9.5.	District geology and structural lineaments

Due to the strong weathering and formation of a thick cover of saprolite, outcrops of unoxidized rock are very scarce in the Molejón area and are basically limited to the bottom of some creeks and recent road cuts, drill pads, and the Molejón open pit (Figure 9.6).

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Figure 9.6.	(1) Saprolite and strongly weathered transition zone, (2) Light colored saprolite (after QFP), and (3) Reddish saprolite (after Andesite)

The characteristics of saprolite vary depending on the original rock, presence of mineralization, and location of the outcrop along the creeks, hillsides, or on tops of hills and ridges. A typical outcrop will be light brown to yellowish in color in the argillized quartz breccias (Figure 9.7), varying to reddish where pyrite or other iron rich minerals were present and to light green-brownish where andesite was the original rock (Figure 9.8). Saprolite is basically composed of soft clays with abundant quartz relics in the mineralized structure. The transition zone from saprolite to fresh rock is soft in nature and may show the texture and color of the underlying rock.

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Figure 9.7.	Breccia zone showing: (1)Strong argillic alteration, (2) Brecciation, (3) Stockwork and quartz veining, and (4) Operations in Northwest Zone

Figure 9.8.	Quartz breccia and veining at Molejón

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The thickness of the saprolite layer varies from zero to a few meters in the bottom of creeks and rivers and up to 20 meters in some of the upper pit benches and drill holes. The depth of saprolite is shallow in andesite zones and particularly deep in fault zones, as observed in some drill holes.

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10.0 DEPOSIT TYPES

The low-angle structural control of gold mineralization at Molejón has been recently interpreted as being deposited within a thin contractional belt and that the Molejón rocks are not likely in situ. This interpretation implies that the northwest zone may represent an outcropping section of the deeper Main Zone brought to the current location via oblique compressional forces (S. Muller, 2007).

Quartz veining at Molejón shows vein textures and gangue mineralogy (local chalcedony and calcite that indicate a relatively high-level hydrothermal system. Breccia with clasts of vein quartz indicate a protracted hydrothermal system during multiple faulting events, a positive sign for economic epithermal veins. It has been interpreted that ore shoots may extend relatively far down dip (at least 100 meters to 150 meters). Mineralization at Molejón is also characterized by free gold crystals as electrum in minute inclusions in crystals of chalcopyrite and isolated in calcite and quartz veins. Minor amounts of pyrite, chalcopyrite, pyrrhotite, galena, and sphalerite, as well as traces of tetrahedrite, gold and iron oxides in the form of limonite/goethite and hematite, have been described at microscope level.

Spatial and temporal links between epithermal and porphyry copper deposits have been documented in many areas in the Circum-Pacific Ring (Lepanto, Philippines) and South America and in some deposits in North America, including Bingham Canyon (USA) and La Caridad (Mexico). The close spatial relationship between Molejón and the Petaquilla Porphyry copper deposits to the north suggests a possible genetic relation (Figure 10.1).

Figure 10.1.	Conceptual model for styles of magmatic arc epithermal gold-silver and porphyry gold-copper mineralization (G. Corbett, 2002)

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The term epithermal is used in field exploration studies to describe gold/silver/copper deposits formed in magmatic arc environments (including rifts) at elevated crustal settings, most typically above the level of formation of porphyry copper-gold deposits (typically < 1 km), although in many instances associated with subvolcanic intrusions.

The model of exploration for these types of veins was put forward in a landmark paper by Dr. Larry Buchanan (1981) that set the basis for the understanding and interpretation of epithermal deposits that has been widely used in exploration (Figure 10.2).

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GANGUE MINERALS
HOT SPRINGS SILICA CAP
VOIDS, CLAYS, CHALCEDONY, OPAL, CRISTOBALITE.
0m
WATER TABLE
CLAY-ALUNITE CAP
CALCITE, ZEOLITES. (CHALCEDONY)
VEIN
VEIN
ARGILLIC
PHYLLIC ZONE
PROPYLITIC ENVELOPE
QUARTZ, CALCITE, PYRITE. (BARITE, FLUORITE)
PRECIOUS METALS
BONANZA ORE
QUARTZ, ADULARIA, SERICITE, PYRITE. (CALCITE, CHLORITE, FLUORITE, RHODOCHROSITE)
BOILING LEVEL
QUARTZ, PYRITE (CHLORITE, HEMATITE, FLUORITE)
BASE METALS
500m
QUARTZ, SIDERITE, PYRITE, PYRRHOTITE, ARSENOPYRITE.
LEGEND
SILICEOUS DEPOSITS AND RESIDUE
ALUNITE, CLAYS
CLAYS (ILLITE, SERICITE AT DEPTH)
CHLORITE, ILLITE, MONTMORILLONITE, CARBONATE, EPIDOTE.
SILICA, ADULARIA, ALBITE.
ORE, SILICA, COMMONLY BANDED AND/OR BRECCIATED-

Figure 10.2.	Idealized section of a Bonanza Epithermal Deposit (Buchanan, 1981)

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11.0 MINERALIZATION

Gold mineralization at Molejón is associated with generally low-angle silicified tabular zones along the northeast-southwest and north-northwest-southeast structural zones previously described and is represented by epithermal veins and breccia zones with quartz and quartz-calcite filling generally enclosed in andesite, andesite porphyry, and quartz-feldspar porphyry (Figure 11.1). It has also been related to the presence of several large, northeast-trending quartz-feldspar porphyry dykes.

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Figure 11.1.	Geological map showing mineralized quartz-breccia zones and preliminary pit limits

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A major northeast trending fault system extending from Botija Abajo through Molejón (El Real trend) is believed to be the structural control for the solution fill of the quartz in breccia hosting the majority of the gold mineralization.

The most significant gold grades are associated with three structurally controlled zones of quartz-carbonate breccia and adjacent altered zones within these dykes. The dykes are similar in nature to late syn-mineral dykes intruding the Petaquilla west zone and Valle Grande-Vega. Very little sulphide of any kind is associated with this deposit (S. Muller, AAT, 2007).

In contrast to other known mineralization in the District, very little copper is noted at Molejón. Not all silicified and/or brecciated rock is well-mineralized, and the presence of sulphides is almost nil. Figure 11.1 shows a geological map of Molejón, with the interpreted distribution of Main and Northwest mineralized quartz-breccia zones at surface (below the saprolite cover) enclosed in the quartz-feldspar porphyry and andesite units. It is noticed that the low-angle attitude of the main breccia body lies to the northwest. The map also shows the preliminary projected pit limits as a reference.

Breccia zones, generally parallel to volcanic bedding, may also have associated stock work, quartz veining, and wider quartz veins as well as silicification and brecciation in adjacent volcanic units (Figure 9.6).

A typical mineralized breccia and quartz stringer intersection in the primary zone at Molejón is characterized by irregular massive quartz, veins, stock work veinlets, and quartz breccia. Quartz fill is commonly white to grayish in color, commonly milky with banded texture.

The nature, textures, and cross cutting evidences of the different types of quartz present suggest that mineralization occurred in multiple stages (Figure 11.2).

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Figure 11.2.	Quartz veinlets and brecciation in Molejón mineralized core intersection

Gold mineralization at Molejón can occasionally be observed in the form of minute, free gold crystals. The best reference to mineralization is a series of petrographic analyses carried out by John Lufkin (in: Muller, 2007). A general microscope description of the three main rock units and mineralization at Molejón follows (Figure 11.3).

  “Andesitic Rocks. Greenish andesitic porphyry with mycrophenocrystals altered to sericite, chlorite. and opaque minerals. Rock is locally veined and brecciated with quartz. Quartz veins may contain abundant, disseminateds sericite and be cut by carbonate. Magnetite and hematite are the dominant opaques followed by pyrite and traces of chalcopyrite and bornite. Alteration may be strong, with a very fine quartz - chlorite - clay matrix with argillized feldspars and maphic minerals converted to chlorite with associated magnetite and pyrite.

  Quartz Feldspar Porphyry. Altered Quartz Feldspar Porphyry rock with sericitized feldspars and opaques minerals as veinlets of pyrite, chalcopyrite, disseminated iron oxides, mostly goethite, and traces of sphalerite.

  Altered Rock. Strongly silicified rock with veinlets and pods containing quartz carbonate and sericite. Opaque minerals, about 1% to 2% include pyrite, chalcopyrite, pyrrhotite, galena, and sphalerite, as well as traces of tetrahedrite, gold, and iron oxides in the form of limonite/goethite and hematite.”

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Figure 11.3.	Microscope photography of gold grain and inclusions in chalcopyrite

Gold is not visible; however, it was observed as electrum in minute inclusions in crystals of chalcopyrite and isolated in calcite and quartz veins. Gold particles were found in the order of 25 micrometers (µm) in size by Lufkin (in: Muller, 2007), but were also reported associated with quartz particles at a scale of 1 µm to 15 µm by SRK (2005).

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In spite of the lack of silver minerals in the microscope study, with the only possible exception silver-carrying tetrahedrite, there is a direct relationship between gold-silver with a ratio in the order of 1:18 (D. Laudrum, 1995).

The favorable cyanide leaching response of Molejón mineralization suggests the presence of gold as isolated, individual grains rather than inclusions in quartz (see Section 18.0 for a description of the favorable cyanide leaching response).

Higher gold values are commonly associated with the formal brecciated zones, which are probably related to brittle fracturing along and adjacent to low-angle faults and splays that created favorable porosity in depositional horizons and sites for gold mineralization. “Subsequent movement of hydrothermal fluids along and through these fault structures and/or along steeply dipping cross-cutting faults supplied the gold resource in the form of relatively shallow hot spring (epithermal) deposits” (Muller, 2007).

Weathering and intense oxidation of volcanic rocks to clay minerals played an important role in the near-surface distribution of gold mineralization. A typical tropical soil profile was well developed, with a shallow organic soil followed by clay and iron-rich saprolite followed by weathered “transition” rock into fresh, hard rock. To evaluate possible use of clay materials on top of the deposit in the production of brick and tile, an X-ray diffraction analysis was conducted on these materials. This zone is predominantly conposed of a mixture of quartz, kaolinite, illite, and sericite. Kaolinite is particularly rich on top of the main structure, while the rest is particularly high in iron oxides as hematite and magnetite (Servicio Geológico Mexicano in BDM, 2010). Other oxide minerals that can be observed at surface are goethite and pyrolusite. It is apparent that quartz breccias are commonly vuggy and limonitic and tend to be preferential host rocks for the gold. However, the presence of quartz veins, quartz-breccias, and/or andesitic breccia does not necessarily indicate the presence of gold.

Much of the known mineralization, including that with the highest values, occurs in near-surface, oxidized quartz-breccias. This more siliceous rock tends to form small hills and ridges given its superior resistance to erosion in a high rainfall environment. The country rock adjacent to the low-angle faults also tends to be locally silicified and also is relatively resistant (AAT, 2007).

Gold mineralization has also been reported in the clayey section of saprolitic soils. However, this has been irregular, and economic metallurgical recovery is uncertain.

Molybdenum and copper values in the mineralized structures are low, commonly near the detection limit of analysis.

The Molejón deposit is composed of two individual orebodies, Main and Northwest.

Main: This is a northwest-dipping tabular structure with strike length in the order of 1,100 meters near the surface and a dip length of 450 meters at 30 degrees, apparently becoming sub-horizontal at an elevation of minus 50 masl. The width of the structure can be as much as 75 meters near surface and tends to diminish at depth. The main outcrop of this structure is shown in Figure 11.4 of the Loma Blanca zone. Figure 11.6 and Figure 11.7 show representative cross sections of the orebody, which is mostly enclosed in andesites. The attitude of the quartz-feldspar porphyry follows the sill-like or placolith structures.

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Figure 11.4.	Aerial view of the Main Zone at Loma Blanca

Northwest Zone: The northwestern section of the deposit is characterized as a tabular structure, similar to the Main Zone but with a tendency to be sub-horizontal to southeast and dipping to eventually coalesce with the Main Zone (Figure 11.5).

The Molejón deposit has been extensively drilled on drill centers of between 25 meters and 50 meters. It is believed that this close drill hole spacing provides justification for confidence in the continuity of the main structures, as will be discussed in the following Sections 13.0 and 19.0 (Figure 11.6 and Figure 11.7).

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Figure 11.5.	Aerial view of the Molejón Northwest Zone

Figure 11.6 and Figure 11.7 show the low-angle attitude of the Molejón structure, dipping underneath a thick sequence of andesites and quartz-feldspar porphyry. Geotechnical and L.A. abrasion tests of both units proved them to be amenable to the production of aggregate materials for road base and sub-base as well as concrete production for construction purposes. Core analysis and geological interpretation of the hanging wall rock allowed distinction to be made between areas with good rock quality and areas with intense alteration, weathering, fracturing, brecciation, and pyrite concentrations, which should go to the waste dumps rather than to the aggregate crushing plant (Behre Dolbear, 2010 Aggregate Reports).

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Figure 11.6.	Geology and mineralization Section 2050 E looking northeast

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Figure 11.7.	Geology and mineralization Section 2250 E looking northeast

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12.0 EXPLORATION

12.1	ADRIAN RESPOURCES EXPLORATION ACTIVITIES AND RESULTS

Exploration in the subject property area dates back to the UNDP campaign of 1968. However ,it was not until 1991 when Minnova and Geotec completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession, that promising anomalous gold (>100 ppb) and arsenic (>12 ppm) values were identified at Molejón area.

Beginning February 22 1994, Adrian Resources, later to become PML, carried out an exploration program that consisted of geological mapping; soil (auger), rock, and stream sediment sampling; ground magnetometry; and drilling of 14 holes totaling 4,156 meters. Mapping and sampling of quartz vein and quartz breccias outcrops returned anomalous gold values between 1.0 and 8.0 g/t Au. “This program resulted in the discovery of a significant deposit of epithermal gold, silver mineralization.” Mineralization was hosted predominantly within quartz breccia and altered feldspar-quartz porphyry intrusive (Laudrum, 1994). It also resulted in the identification or investigation of several other targets (Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, Orca (PML, 2007).

Following the discovery, auger drilling was done at 25 meter intervals along lines spaced 50 meters apart in a 1,200 meter by 1,200 meter area. A follow-up second phase of drilling was comprised of 24 holes and a further drilling program from 1995 through 1997 was comprised of 94 drill holes. Between 1994 and 1997, Adrian drilled 123 holes.

12.2	PETAQUILLA MINERALS EXPLORATION ACTIVITIES AND RESULTS

12.2.1	Trenching Programs

During the first exploration campaign, it was observed that gold mineralization was often evident in assays from near-surface bedrock and saprolite. The assay and geologic correlation with nearby drilling was so good that it was considered as a database for the preliminary (historic) resource calculations (Laudrum, 1994).

As a result, in 2005, now under Petaquilla Gold, Ltd., PML/PMSA undertook two large trenching programs, preceding the Phase I drilling in 2006 and during the Phase II development drilling campaign. Trenches were often no more than 2.0 meters deep, mostly on weathered material to fresh rock. Trenches were sampled on 3 meter to 6 meter intervals where breccia was not observed and 1.5 meter intervals where breccia was evident.

This exploration trenching methodology offered advantages over soil augering in that the entire profile of saprolite and weathered bedrock could often be mapped. Further, the collection of rock samples is often possible in the trenches that are not possible from soil auger materials. About 18 km were trenched at Molejón through 2006 (Muller, 2007).

12.2.2	PML Drilling Campaigns and Results

Earlier exploration was followed by two drilling campaigns in 2006 and 2007-2008, with more than 52,000 meters mostly devoted to infill drilling to confirm resource estimates, and including 980 meters of condemnation drilling to establish the location of the plant site and 1,627 meters devoted to exploration drilling.

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In summary, between 1994 and 2008, considering all drilling done at Molejón by Adrian Resources/PML and part of PML’s data base for Resource estimates, 627 holes with more than 67,000 meters were drilled (Table 12.1).

	TABLE 12.1
	SUMMARY OF DRILLING CAMPAIGNS
Year	Number of	Drilling	Company
	Holes	(meters)
1994-1997	123	15,211.40	Adrian/PML
2006	223	14,005.22	PML
2007	262	35,303.84	PML
2008	19	2,814.75	PML
Total	627	67,335.21
Source: PML Drilling Data Base, 2010

As a result, in 2006-2007 AAT Mining Services estimated a total Measured (Historic) Resource of 593,327 ounces and an Indicated (Historic) resource of 317,696 ounces at the Molejón Gold deposit at a cutoff grade of 0.3 g/t as well as Inferred (Historic) resources of 458,502 ounces above 0.3 g/t (Muller, 2007).

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13.0 DRILLING

13.1	DRILLING PROCEDURES

The Adrian drilling program utilized F-1000 hydraulic drills and one Longyear 38 to recover BTW core (41.75 mm in diameter). Recoveries were generally poor in overburden (20% to 80%) and near 100% in fresh rock, below the weathered horizon (AMEC, 2007).

Core sampling by Adrian in the 1992-1995 period was carried out on 1.5-meter intervals and split. One-half of the core was dried, crushed, and reduced to about 250 g for shipment to TSL Laboratories in Saskatoon, Saskatchewan, Canada, and the other half and coarse rejects were bagged and stored in the core shed facilities at Petaquilla’s Colina Camp.

During the 2006 and 2007 campaigns, three Longyear 38s (wire line drills) were operated on double shifts. A fourth, larger core rig was added mid-program to verify mineralization on the northwest portion of the property. Most of the coring was done in HQ diameter, but in heavily brecciated zones, the diameter was switched to a smaller NQ to attain greater penetration rates and better recovery.

13.2	DRILLING SUPERVISION AND RECOVERY

According to the drilling and sampling descriptions by AAT (Muller 2007) and discussions held with PML’s Vice President of Exploration, Mr. John Kapetas, PML carried out a systematic verification and control of drilling procedures and advances, with special emphasis in core handling by the contractor and core recovery.

“During the day, geologists or engineers were on-site to ensure proper procedures were employed. A geologist was on the night shift less frequently due to the need to sample trenches during the day. Random field visits by the QP did not indicate any variance issues of concern from a QA/QC perspective. Variance to the core diameter occurred less than 5% of the time (and decided) on a case by case basis. This reduction in core diameter from HQ to NQ was necessary to achieve the prescribed depth on a few high angle holes where recovery was becoming low. None of these modifications to the original program had adverse affects on the quality of the data for modeling in fact it actually increased the quality of the data set. Careful attention to achieving high core recovery was taken throughout the drilling program. If core recovery was less than 85%, the driller was required to only make half the advance on the next core run. As a further mitigation measure, bentonite was added and/or a split inner core sleeve was utilized to enhance recovery. The use of a split core barrel usually provided the best improvement. Also, bentonite required additional washing of the core for logging and splitting. If these techniques did not succeed, then either the switch was made to the smaller (NQ) core diameter (usually on the deeper holes) or the hole was offset and redrilled.”

13.3	DRILL HOLE SURVEYING

During the 1992-1997 drilling by Adrian, drill holes were reportedly surveyed. Survey readings were normally made at the bottom of vertical holes and seldom deviated by more than 1 degree from vertical. Two to three readings were taken down the length of angled holes.

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Drill logs by PML during the period 2006-2008 show irregular survey readings. Similar to Adrian, vertical holes were commonly measured at or near the bottom of the hole without major deviations, most of them reported with minus 90 degrees; however, the method used is not reported. Most angled holes will have two to three readings, commonly near surface and toward the end of the hole. It is observed that readings near surface were made in the order of 20 meters to 40 meters deep, suggesting these were made below the casing.

13.4	DRILL HOLES PRIOR TO 2006

Most core holes drilled in 1995-1996 were twinned by 2006 drilling, with comparable results in grades and thicknesses, which provided useful data for resource calculation purposes, especially when the holes are proximal to 2006 holes. Detailed information can be found in AAT’s report of 2007.

13.5	PML DRILLING PROGRAM

The 2006 core drilling on the Molejón deposit consisted of two phases. Phase I commenced in January and continued through September, comprising 5,000 meters of core in 129 holes. Phase I consisted of holes directed at the main zone of the ore body, the shallow area northwest of the main ore body (Figure 13.1), and condemnation holes at the plant and tailings areas that were reported by AquAeTer in the 2006 Data Summary Report (DSR) in February 2007.

Phase II drilling was in-fill drilling that commenced after hole MO-06-129 through hole MO-06-241 and continued through the end of the 2006. In 2007 through the end of August, 181 additional core holes were drilled (AAT, 2007).

It is the authors’ opinion that drilling procedures and control during the PML 2006 and 2007 campaigns followed Industry Standards and are reliable for the purpose of Resource and Reserve estimates.

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538200
538400
538600
538800
539000
539200
973000
972800
972600
972400
4
Legenda
Pozos_Perforados
Fault
Limite Pit Final
MO_Geology
Rock_Type
ANDS
FQHP
QZ
0 25 50 100 150 Meters
ESCALA: 1:5,000
Projected Coordinate System: NAD_1927_UTM_Zone_17N
Projection: Transverse_Mercator

Figure 13.1.	Geological map showing mineralized Quartz Breccia Zones and drill hole location

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14.0 SAMPLING METHOD AND APPROACH

14.1	DRILL HOLE LOCATION AND DRILLING DENSITY

With the exception of geochemical samples taken in the early exploration days, and the trenching campaigns of 2004-2007, all sampling was done of core holes. A comprehensive database listing of drill holes, location, down the hole surveying, samples taken, and assay results, as well as lithology was provided to the authors for review in the following Excel digital files:

1)	Complete_HEADER.xls
2)	Complete_SURVEY.xls
3)	Complete_ASSAY(with_Results-8_Grade_Elements).xls
4)	Complete_LITHO(with_code_list).xls

Figure 14.1 shows the location of the drill holes for Adrian’s the 1994-1997 and PML’s 2006 and 2007 campaigns.

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Figure 14.1.	Location of drill holes for the 1994-1997 campaign and PML’s 2006 and 2007

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It is observed that most of the deposit was evaluated with a drill hole spacing between 25 meters and 50 meters and some holes at a 100 meter spacing looking for extensions of the deposit, particularly to the south of Molejón. Most drilling was done within an area 700 meters northeast by 900 meters northwest. Over all, between 1994 and 2008, more than 67,000 meters in 627 holes were drilled as shown in Table 14.1.

TABLE 14.1
SUMMARY OF DRILLING CAMPAIGNS BY ADRIAN/PML AND PML
Year	Number of Holes	Drilling (meters)	Company
1994-1997	123	15,211.40	Adrian/PML
2006	223	14,005.22	PML
2007	262	35,303.84	PML
2008	19	2,814.75	PML

Total	627	67,335.21
Source: PML Drilling Data Base, 2010

14.2	CORE SAMPLING PROCEDURES DURING THE 2006-2007 PML EXPLORATION PROGRAM

Most PML core drilling at Molejón was carried out with helicopter support due to the lack of access roads, dense forest, and difficult conditions in general. Core samples were flown on a daily basis from the drill rig to the main Colina camp (Petaquilla) in wooden boxes to a platform where the core was washed and recoveries were measured. The core was then taken to the logging area for RQD readings, geological description, photographing, and sample marking (Figure 14.2 and Figure 14.3).

Figure 14.2.	Transportation of samples from drill site

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Figure 14.3.	Sample washing and recovery measurement

PML geologists worked on slanted tables specifically designed for viewing the core boxes. Logging was done using forms developed for Molejón to ensure that maximum amount of pertinent information was compiled for each core hole. After the core boxes were organized, they were sprayed with water and photographed. Descriptive logs were prepared using standardized nomenclature to facilitate later cross-section preparation and modeling correlation. The logs included such information as rock type, color, alteration minerals, and other comments.

In conjunction with the descriptive logging, core recovery data and RQD information on joints and fractures were recorded on separate forms called geotechnical logs. The geologists also designated the sample interval based upon lithology and a target increment of 1.5 meters based upon the complexity of the geology. The average sample interval for 42,275 core samples taken at Molejón is 1.59 meters (Figure 14.4 and Figure 14.5).

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Figure 14.4.	Core logging tables

Figure 14.5.	Core boxes photograph bench and scale

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They also randomly selected locations in the numbering sequence for sample blanks, standards, and duplicates. The standards and blanks are discussed at greater length under the QA/QC subsection (Section 16.0) and in Appendix 2.0.

14.3	CORE SAMPLING FOR SPECIFIC GRAVITY MEASUREMENTS

Systematic bulk density determinations of the different rock types at Molejón were carried out during the 2004-2007 PML drilling program as established by the AAT’s sampling protocol.

Bulk density measurements were made on each rock type from the core splits. First, the sample was weighed in air (Rau) prior to drying, then dried for 16 hours, and then reweighed in air (Rad) to ensure that moisture was eliminated. Next, the sample was immersed in paraffin (re: density is 0.905 g/cm3). Any pin-holes required that the sample be immersed in wax again. Next, the rock sample was weighed in air (Rpa) again to determine the weight of the paraffin (Pw). The weight of the wax (Pw) divided by its density (0.905 g/cm3) yielded the wax volume in cm3 (Pv). Then the wax-coated sample was weighed in water (Rpw). The weight in air less the weight in water times 1,000 (Rpa - Ppw × 1,000) is its displaced volume (Vd) in cm3. The dry bulk density (Rbd) of the sample was finally calculated in g/cm3 from the following equation:

Rbd = Rpa – Pw Vd – Pv

Fifteen samples per lithology per hole were analyzed for density.

Bulk densities were determined by Behre Dolbear (BDCI, 2010) using the database provided by PML. These densities were used for the block model, using the lithology coded with the composited assays. Table 14.2 shows the densities assigned to blocks based on the lithology codes.

TABLE 14.2
LITHOLOGY AND DENSITY DEFINITION
Lithology Model Solid	GEMS® Code	Density (t/m3)
ANDS (Andesite)	10	2.61
FQPO (Feldspar Quartz Porphyry)	40	2.57
QZBX (Quartz Breccia)	50	2.49
SA (Saprolite)	70	1.86

Specific gravity measurements of saprolitic material from the Main and Northwest Molejón zones were completed in 2007 by PML froma database of 168 samples that resulted in a dry density of 1.86 and a wet density of 2.34.

14.4	SAMPLE RECOVERY AND RELIABILITY

Samples were taken in 1.5-meter intervals and operation measures were taken to assure good recoveries. In case the recoveries would be of less than 85% after several attempts to improve, the hole was offset and re-drilled.

A spot check of 12 mineralized samples taken by one of the authors for assay verification resulted in an average recovery of 81%. It should be considered, though, that three of the samples were taken of surface-

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rubble and saprolitic material with very low recoveries (Table 14.3). If these samples are not considered, the average core recovery would be of 94%.

TABLE 14.3
CORE RECOVERY VERIFICATION
Drill Hole	From (meter)	To (meter)	Intersection (meter)	Recovery (meter)	Recovery (%
MO-07-243	163.50	165.00	1.50	1.50	100
MO-07-336	9.00	10.50	1.50	1.50	100
MO-07-324	41.20	42.70	1.50	1.50	100
MO-07-311	3.50	6.50	3.00	1.00	33
MO-07-344	68.20	69.70	1.50	1.46	97
MO-06-201	81.00	82.50	1.50	1.45	97
MO-06-002	83.50	85.00	1.50	1.48	99
MO-06-316	33.80	35.30	1.50	1.20	80
MO-06-215	10.50	12.00	1.50	1.40	93
MO-067-294	15.00	16.50	1.50	1.26	84
MO-06-201	12.00	14.00	2.00	1.00	50
MO-06-139	15.30	16.80	1.50	0.50	33

Average					81

Considering that the attitude of the Main and Northwest Molejón orebodies is that of a gently dipping generally tabular structure at a 25 degrees to 35 degrees dip, and that most of the drill holes were vertical, the angle of intersection was in the order of 55 degrees to 60 degrees. Angled holes were also drilled according to the geological interpretation being derived out of the drilling advances, and to the difficulties in drill pad construction. Drill fans were occasionally drilled from single drill pads and angles of intersection varied from 45 degrees to 90 degrees. The calculation of true thicknesses of intersections is incorporated in the Gemcom® at software used for resource estimates.

14.5	SAMPLE METHODOLOGY RELIABILITY

It is the authors’ opinion that sampling procedures and control during the PML 2006 and 2007 campaigns followed Industry Standards and provided reliable samples for the purpose of resource and reserve estimates following NI 43-101 standards.

14.6	APPROACH

The general approach followed by Adrian Resources and later by Petaquilla Minerals was a regular, systematic exploration procedure that started in the early 1990s with a regional geological mapping, stream sediment geochemical sampling, and ground magnetometry that resulted in the location of anomalous gold values at Molejón. A preliminary drilling campaign was started in 1994 and resulted in the discovery and further drilling of Molejón. During the period of 2005 through 2007, the following exploration stage included infill drilling to close the information interval to 25 meters to 50 meters. Parallel metallurgical investigation and geotechnical studies were carried out with the construction of a 3,000 tpd active cyanidation process plant, the first doré was produced in January 8, 2010 (Figure 14.6).

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Figure 14.6.	Molejón gold plant aerial view

The exploration approach followed by PML also made possible the identification and investigation of several other targets in the immediate area to Molejón. These included Botija Abajo, Brazo, Faldalito, Cuatro Crestas, Lata, and Orca site.

14.7	QP OBSERVATIONS

  Core recoveries obtained since the PML second phase drilling campaign were generally good, above 90%. Exceptions to this are local zones of extensive fracturing, fault zones, brecciation, etc., where recoveries can be low but with a negligible effect on the data from a mineral resource tonnage point of view. Saprolite zones also showed low recoveries in the first drilling campaigns.

  Specific Gravity measurements as established by PML for the 2005 twinning campaign and subsequent drilling activities have provided a good database for Mineral Resource calculations.

  The authors believe that core drilling, core recoveries, core sampling, and sample preparation procedures followed by Adrian, improved by Teck, and implemented by PML are adequate within Industry Standards and usable for Mineral Resource estimates.

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15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

15.1	PML SAMPLING PROTOCOL

To verify the reliability and compliance with NI 43-101 standards of the early drilling campaigns at Molejón, AAT Mining Services prepared two reports, 2006-2007 to review of QA/QC protocols at the Molejón project; to audit laboratory preparation of samples to ensure that drilling, trenching, and surveying activities were conducted to standards suitable for NI 43-101 reporting; to audit and qualify laboratory data; to compare 2007 drilling to prior programs in terms of data integrity and usability; and to qualify data for use in a computer resource model (Gemcom®) and an estimate of resources through September 2007.

AAT prepared a protocol of core handling, logging, sampling, and security for the Molejón Project on April 2006 (Appendix 2.0). These procedures as implemented would provide representative laboratory results under NI 43-101 guidelines. The objective was to ensure the precision, accuracy, and reproducibility of the analysis at the laboratory, provide guidance, and define each of the worker’s procedures and responsibilities in the process

15.2	PML SAMPLE PREPARATION PROCEDURES

During the 2005-2007 campaigns, PML had sample preparation facilities in Petaquilla’s Colina Camp (Figure 15.1 through Figure 15.4). Samples were handled and prepared for analysis by their personnel under the guidance and supervision of AAT’s Sean Muller, QP.

Core samples received from drill sites were conditioned as previously described. After identifying the sample intervals, the core loggers stapled sample tags at the break between samples. Photographs were taken of the undisturbed core. The core box was sent to the rock saw where a technician cut the core samples in half and put a metal tag in the box showing where samples were taken. If the sample was unconsolidated, the core was carefully cut with a knife. Loose rock chips were separated by hand and placed in a numbered sample bag with the split core.

Figure 15.1.	Core cutting

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Figure 15.2.	Core split bags ready for the sample preparation stage

Figure 15.3.	Sample crushing and cleaning; 8-inch BICO Jaw crusher to ¼ inch

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Figure 15.4.	Crushed sample splitting

The sampled core was put on metal trays and sent to a drying shed where it remained for at least 24 hours. When needed the sample trays would be passed for drying for 5 hours to 10 hours at 105°C in the electric oven before passing to the crushing section. Where abundant, clayish material was found, the samples were dried for a period of 36 hours.

The remaining core split was returned to the core shed for photographing and storage. Each core sample was carefully put onto a numbered clear drying tray with the sample tag. After drying, the trays were brought to the crusher where the material was reduced in size to minus ¼ inch. Most of the sample at this point was minus 70 mesh to minus 100 mesh. The crushed sample was sent to the Jones Splitter, where it went through at least four cycles of splitting to reduce sample size to between 200 grams and 300 grams. The sample was then packaged for shipment to the laboratory, with the sample tag enclosed specifying sample number, as well as the analytical procedures.

Between crushing of each sample, basalt (< 0.05 ppm Gold Sample #65) was crushed and discarded prior to and after cleaning the crusher jaws with pressured air. In this manner, any residual high-grade material from a preceding sample would not affect the subsequent sample.

During the initial stages of sample preparation when the drilling program started, intermittent error was introduced by sample preparation by logging staff who had worked on prior programs with less rigorous QA/QC requirements. These problems were eliminated when observed early in the program, resulting in discontinuation of the following practice. The crushed material was being screened in an effort to achieve a fine pulp that was not obtainable from the crusher. This method was curtailed early in the program after discovering the error and samples were re-prepared prior to sending the samples to the analytical lab. Also, core samples were being dried without a tag in the pan. This method was curtailed early in the program by adding a sample tag always following the sample. A piece of flagging was used to track the sample.

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To enable standards to be selected randomly, a sheet of random numbers was generated for designating the interval for each core hole. To prevent the wrong standard number from being written on the sample tags, the standard number from the original bag was attached to the sample tags in the master sample tag book.

15.3	QUALITY CONTROL (QC), ASSAY PROCEDURES, AND SECURITY

During the 2006-2007 drilling campaigns, sample preparation was conducted by company personnel but under a third-party QA/QC program managed by the QP (AAT, 2007). Based on this, PML established a Quality Assurance/Quality Control set of protocols (Appendix 2.0) and implemented a sampling program at the Colina sample preparation facility to ensure the repeatability and reliability of assay results, generally improving on the previous programs established originally by Teck-Cominco and Adrian at the Petaquilla Copper Project. This program consisted of check samples inserted in the main sample stream, including the use of gold standards. One duplicate sample every 20 samples and 1 standard sample (or blank) every 30 samples were intercalated (Figure 15.5).

Figure 15.5.	Check sampling half core splits

Sample security was a top priority for the core samples, both in the field and at the sample preparation laboratory. When there was no direct supervision by laboratory geologists, the sample preparation lab, drying facility, and storage facility for pulp rejects were locked at all times. Only selected supervisory personnel had keys to the locks (Figure 15.6).

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Figure 15.6.	Check sampling control tag

The chain-of-custody form was later duplicated such that each parcel contained a copy. This ensured that the samples had not been tampered with. No record of the sample intervals followed the sample to the laboratory or the Petaquilla La Pintada office. This procedure combined with the incorporation of blind standards, blanks, and replicates made it virtually impossible for tampering to occur during shipment without being noticed. Later, records management was improved from the shipping standpoint with clearly trackable waybills.

AAT’s Sean Muller, QP for the Molejón project, was comfortable that the revised chain-of-custody procedure is sufficient to protect the integrity of the samples generated during the drilling and trenching program (AAT, 2007).

15.4	ALS CHEMEX LABORATORIES ASSAY AND QUALITY ASSURANCE (QA) PROCEDURES

PML used the services of ALS Chemex (ALS) in Vancouver, Canada as the main assaying laboratory. Sample preparation at ALS followed established procedures for sample weighing, bar code recording, and pulverizing. ALS procedure code PUL-31 establishes the preparation of a pulp sample split to 85% < 75 μm. Pulps were analyzed for gold using the ALS Chemex Au-GRA22 method, which considers a pulp sample of 50 grams to be fire assayed with a gravimetric finish.

ALS Chemex has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory

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activities and takes into consideration the requirements of ISO standards (ALS Chemex web page, 2007) as recognized by receipt of the ISO 9001:2000 Quality Management System registration from QMI. The ALS Laboratory in Vancouver has also been accredited with conforming to the requirements of Canadian Regulations in this matter.

Routine QC procedures require the analysis of quality control samples (reference materials, duplicates, and blanks) with all sample batches. As part of the assessment of every data set, results from the control samples were evaluated to ensure they met set standards determined by the precision and accuracy requirements of the method. In the event that any reference material or duplicate result fell outside the established control limits, an Error Report was automatically generated. This ensured that the person evaluating the sample set for data release was made aware that a problem might exist with the data set and serve as the trigger for the initiation of an investigation. All data generated from QC samples were automatically captured and retained in a separate database used for Quality Assessment. Control charts for in-house reference materials from frequently used analytical methods were regularly generated and evaluated by senior technical staff at Quality Assurance meetings to ensure internal specifications for precision and accuracy were being met (www.alsglobal.com).

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16.0 DATA VERIFICATION

16.1	AAT MINING SERVICES QA/QC (2006-2007)

To verify the reliability and compliance with NI 43-101 standards of the early drilling campaigns at Molejón, PML hired AAT Mining Services to ensure that PML drilling, trenching, and survey activities were conducted to standards suitable for NI 43-101 reporting.

The Colina core shed has collapsed as a result of several years of abandonment. This caused the loss of core for check sampling. Therefore, a select review of core from available core was undertaken. This revealed poor correlation with drill logs and a high degree of post-drilling oxidation. Therefore, twin drilling was carried out. “Most core holes drilled in the 1995-1996 were twinned in 2006 with comparable results in grades and thicknesses. Lithologic descriptions varied slightly due to prior logging techniques and personnel, but not significantly enough to present problems in correlations.”

16.2	QA/QC PROCESS

The QA/QC process was established by PML at Molejón with the objective of providing credibility to the database and as a means of quantifying the precision and accuracy of the data in order to avoid the possible insertion of data errors that might affect the Resource and Reserve Estimates.

Sample control was accomplished with the insertion of Standards with known gold contents, blank samples, and duplicate samples within the flow of samples sent to the lab (Figure 16.1). The protocol designed by AAT was carried out at Molejón. Table 16.1 shows a summary of the type of control samples, code name, gold contents, and frequency of insertion.

Figure 16.1.	Digital flow diagram of the QA/QC process at Molejón

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TABLE 16.1
STANDARD SAMPLES USED AT MOLEJÓN
Standard	Code/Type	Copper (g/t)	Insertion Frequency
Blank Standard	(pure silica sand)		3 per 125 samples
Standard	Oreas 53P	0.380	1 per 125 samples
Standard	Oreas 50P	0.727	1 per 125 samples
Standard	Oreas 60P	2.60	1 per 125 samples
Standard	Oreas 61Pa	4.46	1 per 125 samples
Standard	Oreas 61Pb	4.75	1 per 125 samples
Standard	Oreas 7Pb	2.77	1 per 125 samples
Standard	Oreas 62Pa	9.64	1 per 125 samples
Duplicate	Split of Coarse Reject		2 per 125 samples
Duplicate	Split From the Pulp		2 per 125 samples
Second Half of the Drill Core Samples			2 per 125 samples
% of the Sample Reject Splits Should Be Sent to a Secondary Lab

  Blanks. A sample blank used to check the laboratory was composed of silica sand available locally from a supplier in 22.6 kg sacks. This sand historically produced analytical results below detection limits (in this case <0.050 ppm Au). Frequency for blanks to be added to the sample stream was randomly 3 in 125 samples or approximately 1 in 42. The actual interval for each blank came from a random number table. In nearly all instances, an elevated blank value occurred between high-grade samples submitted to the laboratory. While the values were not significant or elevated, it did indicate some instrument cross-contamination between samples that was not obvious from the laboratory’s QC sheets. When this occurred, the lab was alerted and QC procedures were improved.

  Standards. Nine standards were purchased from Analytical Solutions laboratories of Toronto. The standards were independently packaged for usage in the random sample interval given to the laboratory. These standards, with the respective matrices and confidence levels, are shown in Table 16.1.

When outliers occurred, pulp rejects stored in the core shed were generally resubmitted with additional standards and blanks to test the reliability of the sample batch.

  Replicate Sampling. In addition to the utilization of standards and blanks, replicates were analyzed to check preparation laboratory accuracy. Replicates were sent to another laboratory to determine laboratory variance. Replicate or duplicate sampling was done twice per 125 samples or on a random interval of 1 in about 62 samples. Replicates were taken from the bulk sample rejects since there were no pulp rejects at the preparation laboratory. The usage of duplicates from the core was restricted to the one hole MO-06- 01 that essentially was re-drilled. No duplicate or replicate sampling of the core split was done when drilled to afford that opportunity by a third-party at a later date if a due diligence is required. The reference split of the core in the box is viewed as an important part of the record for re-logging, if required. The procedure for replicate reject sampling involved a complete re-splitting of the sample versus a companion split of the last sample. In this manner, the true heterogeneity of the sample can be ascertained for the

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  preparation laboratory. Such samples can easily be procured at a later date due to the comprehensive and secure storage of ground reject samples.

The main conclusions derived by AAT are:

  “2007 drill core samples were analyzed to Industry Standards with minimal variance of protocols or analytical results.

  Where variance in 2007 data was obvious results were investigated and resolved in all instances. These were usually due to transcription errors.

  The 1990s program has received adequate twining by holes drilled in 2006 to render the data useful for resource calculation purposes when the holes are proximal to 2006 holes (AAT, 2007).”

16.3	AUTHORS VERIFICATION OF PML DATA

The authors made a review of available information derived from previous exploration work, with emphasis on the 2006-2007 PML drilling campaigns. PML information, reviewed by the authors, included geological and sampling reports, and drill logs as well as assay results. Verification consisted of limited field checking of geological information and drill hole locations (Figure 16.2); a review of PML’s QA/QC procedures and chain of command; a review and discussion of field procedures, including core sample collection, transportation, and handling and core logging; and a review of sampling procedures and storage. A thorough review of data handling, data transfer, and input into the database processes was also made.

Figure 16.2.	Drill hole collar location at Molejón

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16.4	BEHRE DOLBEAR’S VERIFICATION OF PML DATA HANDLING

Current PML drilling programs reportedly follow the same procedures used during the 2006-2007 drilling campaign and were revised by the authors and described as follows.

After the sample preparation process, observed by the author at Colina, core samples were controlled through sample books with four tags: (1) geologist control, (2) sample bag, (3) coarse material duplicate, and (4) core box location. Sample numbers were then registered in a format with a record of the area, drill hole (DH) number, and interval. A list of samples was generated, copies of which were included in the large, double-sealed plastic bags that were sent to the PML’s Santana storage facilities, where the list of bags received was verified and put in 25 kg cardboard boxes for shipment to Panamá City and couriered to ALS Chemex in Vancouver.

A report was produced in Santana when damaged sample bags were found. Sample list records were captured in Santana into the database and sent back electronically to the camp for review by the Chief Geologist. Sample submittal forms were sent to the lab, and a verification of sample arrival was made at the Santana offices. At all times, samples were kept under security at the sample preparation facilities, sample reception warehouse in Santana, company transportation units, and air courier facilities in Panamá City. The author believes that under the chain of command established by the current protocol in use, all handling, preparation, storage, and transfer to the labs was properly done and conforms to current Industry Standards.

Geotechnical information was gathered from core boxes by trained geotechnicians registering depth and interval of run, recovery in meters and percent, core loss/gain, RQD (as a percentage of the sum of fragments larger than 10 cm, generally in a 1.5 meter run), core orientation, and angle.

Logging techniques by PML were standard and generally follow those used by previous companies. Log records include drill hole location, bearing, and inclination information as well as pertinent drilling operation data. Headings of log formats include: From (meter) – To (meter) – Rock Type – Color – Description – Phenocrystals – Alteration – Alternate Assemblage – Oxide (minimum) – Sulfide (minimum) – Veining – Structure. Digital geologic logs and a summary drill log were also produced for input into the database.

Drill hole information gathering activities were controlled with the help of a wall board format, where drill hole number, basic statistics, recoveries, S.G. measurements, photographs, digital transfers, revisions, general observations, and geologist responsible for the hole were recorded.

The information was keyed into the Gemcom® Mining Software System by the Systems Department in the Santana offices, and cross sections were produced for geological interpretation by PML staff.

The authors reviewed PML logging and sampling procedures for the 2006-2007 drilling campaign, data collection, and data transfer, as well as the controls and formats used in the chain of command all through the process, and found that these are adequate and reliable as a basis for further mineral resource estimate.

16.5	AUTHORS CHECK SAMPLING AND ASSAY VERIFICATION

A verification of Molejón sampling was made by the authors with 12 core samples that were split in PML’s sample preparation facilities at the Molejón camp, from the remaining halves of the core (Figure 16.3 through Figure 16.6 and Table 16.2).

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Figure 16.3.	Molejón check sampling	Figure 16.4.	Molejón check sampling
	(Sample 645817)		(Sample 645827)

Figure 16.5.	Molejón check sampling	Figure 16.6.	Molejón check sampling
	(50% drill core split)		(PML sample preparation facilities)

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TABLE 16.2
CHECK SAMPLE LOCATION AND DESCRIPTION
Behre Dolbear	Petaquilla Gold	Drill Hole	From	To	Width	Gold	Silver
Sample Number	Sample Number	Location	(meter)	(meter)	(meter)	(g/t)	(g/t)	Sample Description
645817	15703	MO 07-243	163.50	165.00	1.50	1.01	<5	Masive quartz veining and breccia zone. White, milky. and banded epithermal quartz bx filling and stringer zone. Chloritized coarse grained andesitic tuff host rock.
645818	22798	MO 07-336	9.00	10.50	1.50	0.55	<5	Quartz vein, breccia and stockwork zone. White – grayish quartz filling breccia voids, veins, and veinlets enclosed in oxidized – fine grained bx and andesitic breccia.
645819	21783	MO 07-324	41.20	42.70	1.50	0.98	8.0	Gray – greenish andesitic tuff with less than 15% quartz veinlets. Local stockwork and veins
645820	14812	MO 07-311	3.50	6.50	3.00	0.25	<5	Saprolitic soil. Light brownish, strongly weathered rubble material with clay bonding (kaolinite?) with fragments of quartz and atrgillized rock fragments. Low recovery.
645821	23297	MO 07-344	68.20	69.70	1.50	<0.05	<5	Fine grained gray to dark green andesite with less than 5% quartz veinlets.
645822	9604	MO 06-201	81.00	82.50	1.50	14.00	31.0	Masive quartz veining , stockwork and breccia zone. White, grayish quartz with local kspar veinlet (?) and calcite. Slightly oxidized porphyritic andesite host rock chloritized when fresh.
645823	00043	MO 06-002	83.50	85.00	1.50	<0.05	<5	Quartz – calcite veinlets and local stockwork in dark – green grayish porphyritic andesite
645824	21147	MO 07-316	33.80	35.30	1.50	1.38	<5	Strongly weathered and argillized andesite and rubble, with strong oxidation in fractures (goethite) and minor quartz veining and quartz breccia.
645825	10006	MO 06-215	10.50	12.00	1.50	1.11	<5	Quartz veining, stockwork and breccia stained with iron oxides in a FeOx – andesite matrix.
645826	13951	MO 07-294	15.00	16.50	1.50	0.57	7.0	Rubble and loose oxidized material. Fragments of weathered, argillized Fe – stained, fine – grained andesitic tuff with some fragments of quartz veinlets
645827	9358	MO 06-201	12.00	14.00	2.00	0.23	<5	Rubble and loose reddish, iron stained, clayish material with fragments of weathered, argillized, chloritized and silicified rock, andesite.
645828	5962	MO 06-139	15.30	16.80	1.50	26.5	26.0	Rubble and soil material with fragments of white quartz in a brown – yellowish clay - rich matrix.

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These new samples were personally taken and shipped to ALS Chemex labs in Vancouver to be assayed for gold and silver (fire assay/gravimetric finish in 50-gram pulp samples, ALS GRA22 Method).

Samples were selected from different parts of the Molejón deposit as evenly distributed as possible, including shallow oxidized saprolitic material to deep, fresh rock intersections to be representative of the different types of mineralization of the deposit (Figure 16.3 and Figure 16.4).

Assay comparisons between PML reports and the verification at ALS Chemex labs are shown in Table 16.3 to Table 16.4 and Figure 16.7 to Figure 16.9.

TABLE 16.3
		SAMPLE VERIFICATION
	Check Samples	Ag-GRA22	PML Samples	Au-AA23	ICP-61
ALS Method	Au-GRA22	Silver	ALS Method	Gold	Silver
Sample Number	Gold	(g/t)	Sample Number	(g/t)	(g/t)
	(g/t)
645817	1.01	<5	15703	0.53	<1
645818	0.55	<5	22798	0.28	<1
645819	0.98	8	21783	0.95	<1
645820	0.25	<5	14812	0.22	<1
645821	<0.05	<5	23297	0.03	0.2
645822	14	31	9604	10.55	<1
645823	<0.05	<5	0043	0.03	5.0
645824	1.38	<5	21147	1.12	<1
645825	1.11	<5	10006	0.89	<1
645826	0.57	7	13951	0.49	<1
645827	0.23	<5	9358	0.16	<1
645828	26.5	26	5962	25.10	<1

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TABLE 16.4
SAMPLE VERIFICATION ASSAY RESULTS
VA11061139	Finalized
Client:	“PETMIN – Petaquilla Minerals Ltd”
Number of Samples:	12
Date Received:	2011-04-13
Date Finalized:	2011-04-16
Project:	“Molejón”
Certificate Comments:	“”
PO Number:	“ODN-657”
Method->		Au-GRA22	Ag-GRA22
Sample Description		Gold (ppm)	Silver (ppm)
645817		1.01	<5
645818		0.55	<5
645819		0.98	8
645820		0.25	<5
645821		<0.05	<5
645822		14	31
645823		<0.05	<5
645824		1.38	<5
645825		1.11	<5
645826		0.57	7
645827		0.23	<5
645828		26.5	26

Figure 16.7.	Sample verification of Au (g/t) (Check Samples versus PML)

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Figure 16.8.	Sample verification Au (g/t) (Linear Correlation)

Figure 16.9.	Sample verification Ag (g/t) (Check Samples versus PML)

Several observations can be made from this check sampling.

  Assay results by ALS Chemex produced similar results for both sets of samples in the case of gold.

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  The correlation coefficient between the check samples and PML samples is very good (r2 > 0.99), as shown in Figure 16.7 and Figure 16.9.

  There is no correlation, though, in the case of silver assays as shown in Figure 16.9.

  Most samples are reported below detection limits in both PML and ALS check assays.

  There is an indication that silver assay results via fire assay produce higher analysis compared to ICP methods used by PML.

It is concluded that:

  The comparison of gold check assays against PML assay results is positive and confirms the reliability of sampling, assay methods and the regular distribution of gold in half cores, for this set of samples.

  In the case of silver, the differences between assay results are probably due to:

    Different core halves taken for analysis and irregularities in mineralization

    Differences in assay method (FA versus ICP)

  It is recommended that silver recoveries in the plant through periodic reconciliation exercises, are studied.

  Although differences in silver assays are noticeable and a closer analysis is recommended, particularly in the recovery of silver in the process, it is believed that the economic impact of recoverable silver is negligible.

  Considering these results and the thorough QA/QC investigation reported by Muller (2007), the authors believe that the results reported by PML are acceptable, sampling by PML is considered reliable, and therefore, assays can be used for Mineral resource/reserve calculations at Molejón, under NI 43-101 regulations.

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17.0 ADJACENT PROPERTIES

17.1	MINA DE COBRE PANAMÁ PROJECT

  Minera Panamá, S.A., a fully owned subsidiary of Inmet Mining Corp. is in the pre development stage of its Petaquilla Copper Project, adjacent to the north of Molejón.

  Total Measured and Indicated Resources from the Colina, Botija, Valle Grande, Botija Abajo, and Brazo areas are reported at 3,271 million tonnes at 0.36% copper, 0.007% molybdenum, 0.06 g/t gold, and 1.30 g/t silver.

  Porphyry copper ore from the Botija, Colina, and Valle Grande pits will be treated in a large concentrator at a nominal production rate of 150,000 t/d with a head grade of up to 0.7% copper and 0.013% molybdenum, AMEC 2010, Mina de Cobre Panamá Project, Feed Study Internal Report for Minera Panamá, S.A. (www.minerapanama.com).

  These deposits are related to batholitic intrusives that are the likely sources for the fringe epithermal system at Molejón (S. Muller, 2007).

17.2	PML CONCESSIONS

Petaquilla holds 100% of the exploration and exploitation rights to 842 sq km of concessions surrounding its Molejón Gold Project and Inmet Mining Ltd.’s world-class copper project, all located within the Petaquilla Mineral District in central Panamá. Several promising exploration targets have been discovered and are in the definition process.

  Botija Abajo. Northeast of Molejón, another gold deposit, known as Botija Abajo, has been discovered and is being outlined by exploration drilling by Petaquilla Gold. Preliminary resource estimates show that the deposit has at least 120,000 ounces of Inferred resource (PML, 2010).

  Lata. Surface geology work is underway at Lata, a prospect northwest of Molejón, north of the other side of the Petaquilla copper deposit. Initial geologic work, soil geochemistry, and limited drill holes from the mid-1990s drill programs suggest that the greater Lata area has potential to expand the regional gold resource base.

  Oro del Norte. Soil and rock chip sampling on the Oro del Norte concession, located 22 km northeast of Molejón, has identified promising targets. Gold mineralization at the Oro del Norte concession area is associated with a series of northeast and northwest striking quartz veins and alteration. To date, 29 HQ diamond drill holes, for a total of 5,310 meters, have been completed, with highlights including gold intercepts ranging from 1.13 g/t to 5.36 g/t (Table 17.1).

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		TABLE 17.1
	ORO DEL NORTE – DIAMOND DRILL RESULT HIGHLIGHTS
Hole ID	From	To	Intercept Length	Gold
	(meters)	(meters)	(meters)	(g/t)
TCDH-012	90.50	92.00	1.50	3.14
TCDH-014	55.8	59	3.20	2.44
TCDH-014A	60.55	63.35	2.80	1.61
TCDH-015	51.5	52	0.50	1.60
TCDH-015	178	180	2.00	1.54
TCDH-015	184	185	1.00	1.13
TCDH-017	59.25	60	0.75	5.36
TCDH-020	61.5	65	3.50	1.39
TCDH-021	131.13	132.1	0.97	1.79
TCDH-022	29.4	30	0.60	4.91
TCDH-022	151.5	152.2	0.70	1.60
Source: PML News Release October 25, 2010

17.3	BOCA DE HIQUI

  Bellhaven Copper and Gold is developing an analogous mineralization trend to the south on another concession. This is in volcanics known as the Boca de Hiqui deposit. The deposit lies in the Veraguas Gold district that has previously produced 105,000 ounces at the Santa Rosa Mine (S. Muller, AAT, 2007).

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18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1	MOLEJÓN COLUM LEACH METALLURGICAL STUDIES FOR INVESTIGATING LOW-GRADE HEAP LEACH POTENTIAL

PML has conducted column leach tests on the low-grade gold mineralization at their Molejón Gold Project located within the Petaquilla Mineral District in Central Panamá. The initial test work was conducted by Metcon Research at their facilities in Tucson, Arizona. A total of nine column tests were conducted on composite samples collected from drill core within various mineralized zones of the Molejón Gold Deposit. The results of these column leaches were reported by Metcon in December 2009.

Larger scale column leach tests were initiated by Petaquilla at the mine site in the fourth quarter of 2010, primarily on the oxidized low-grade material. These tests were supervised by Metcon research staff located on site. The test work has continued into the first quarter of 2011; the final report on this test work has just been written but was not received in time for its results to be incorporated into this report. Interim metallurgical data are available and are reported here.

18.2	COLUMN LEACH TESTS AT METCON FACILITIES

Four column tests were conducted on the low-grade oxide material and five column tests were conducted on the low-grade sulfide material. The “low-grade material” for the purposes of this test work was between 0.2 g/t gold and 1.0 g/t gold.

The nine locked cycle column leach tests were conducted on drill core crushed to 80% passing 9.5 mm (3/8 inch). The test charge from each composite sample was reconstituted from individual screen fractions in accordance with the particle size distribution and loaded into 101.6 mm diameter by 3 meters tall PVC columns.

Prior to loading the columns, the individual calcium oxide consumed (in kg/t) in the cyanidation bottle roll tests conducted on each composite prior to the column leaches was added to the test charge. The testing was conducted with the following parameters.

  Calcium oxide was blended into the test charge before loading into the column.

  The initial feed solution was adjusted to pH 11.5 by the addition of 1 g/ of sodium cyanide.

  The columns were irrigated at a flow rate of 6.0 /hr per meter squared (0.0025 gallons/minute/ft2).

  Column tests were conducted under a locked cycle type leaching regime by contacting the pregnant solution with activated carbon to remove gold in solution. The loaded activated carbon in each column test was dried, weighed, and saved in sealed and labeled plastic bags.

  The resulting barren solution was used as feed solution after the addition of sodium cyanide and calcium oxide to maintain 1 g/ of cyanide and a pH of 10.5 to 11.50.

  At the end of each leach cycle, each column was washed for three days with Tucson tap water and then allowed to drain for three days. The column leach residue was then unloaded, weighed, and oven dried at 110°C for 48 hours.

  The dry leach residue was weighed and screened on the same suite of screens as the initial head sample screening. Each screen fraction was weighed and kept segregated.

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  Each individual screen fraction from the leach residue screen assay charge was crushed to 100% minus 1.68 mm utilizing laboratory jaw crushers and laboratory cone crushers.

  A 2 kg portion of the minus 1.68 mm material from each individual screen fraction was split out for subsequent pulverization. A 1,000-g test charge and a 150-g charge were split out from each screen fraction. The 150-g sample was submitted for total gold by fire assay followed by atomic absorption finish and silver assay by a Geochem method.

  An overall 1,000-g pulverized composite was prepared by reconstituting individual pulverized screen fractions from their 1,000-g splits according to the appropriate original particle size distribution. A sample was split from this and submitted for total gold by fire assay followed by AA finish and silver assay by a Geochem method.

  This pulverized composite head assay sample (gold and silver assays) was compared to the calculated head from the individual pulverized screen fractions as an analytical check.

  A mass balance was conducted to determine the overall gold extraction and gold extraction by screen fractions as well as sodium cyanide and calcium oxide consumptions.

18.2.1	Results of the Crushed Core Column Leach Tests

The results of these nine column leaches were reported as Metcon’s Table 3.2.1, which is included here as Table 18.1.

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TABLE 18.1
COLUMN LEACH TEST RESULTS

Table 3.2.1 Molejon Project Locked Cycle Column Leach Test Results On Low Grade Composite Samples
Composite Sample Identification	Metallurgical Products	Vol/Wt (l/kg)	Assays (ppm - g/t)		Extraction (%)		Reagent Consumption (kg/t)
			Au	Ag	Au	Ag	NaCN	CaO
Andesite (Oxide)	Feed Solution	150.55	0.00	0.01	78.30	39.88	0.72	4.01
	Pregnant Solution	48.15	0.11	0.11
	Leach Residue	27.78	0.16	0.82
	Calculated Head (1)		0.73	1.35
	Head Screen Assay (2)	27.94	0.78	1.48
QZBX (Oxide)	Feed Solution	151.60	0.00	0.00	96.47	19.82	0.54	1.93
	Pregnant Solution	150.58	0.11	0.07
	Leach Residue	27.90	0.02	1.38
	Calculated Head (1)		0.58	1.72
	Head Screen Assay (2)	27.94	0.58	1.72
50% Andesite and 50% QZBX (Oxide)	Feed Solution	149.91	0.00	0.01	73.06	26.06	0.40	3.06
	Pregnant Solution	150.13	0.12	0.09
	Leach Residue	27.96	0.22	1.27
	Calculated Head (1)		0.83	1.72
	Head Screen Assay (2)	27.94	0.81	1.60
BRHM (Fresh Low Grade)	Feed Solution	151.76	0.00	0.01	43.01	41.81	0.93	1.09
	Pregnant Solution	151.55	0.05	0.07
	Leach Residue	27.87	0.31	0.51
	Calculated Head (1)		0.55	0.88
	Head Screen Assay (2)	27.94	0.59	0.91
QZBX (Fresh Low Grade)	Feed Solution	151.93	0.00	0.01	49.34	50.53	0.89	0.76
	Pregnant Solution	152.31	0.06	0.09
	Leach Residue	27.94	0.31	0.44
	Calculated Head		0.61	0.88
	Head Screen Assay (2)	27.94	0.65	0.89
Andesite (Fresh Low Grade)	Feed Solution	151.32	0.00	0.01	42.34	49.69	0.65	1.03
	Pregnant Solution	151.66	0.03	0.07
	Leach Residue	27.84	0.22	0.35
	Calculated Head		0.38	0.69
	Head Screen Assay (2)	27.94	0.40	0.71
50% Andesite and 50% QZBX (Fresh Low Grade)	Feed Solution	152.54	0.00	0.01	47.78	59.79	0.79	1.11
	Pregnant Solution	152.85	0.04	0.08
	Leach Residue	27.96	0.22	0.28
	Calculated Head		0.42	0.69
	Head Screen Assay (2)	27.94	0.47	0.71
FQPO (Fresh Low Grade)	Feed Solution	118.08	0.00	0.01	37.11	47.24	0.41	1.08
	Pregnant Solution	117.78	0.03	0.09
	Leach Residue	27.81	0.19	0.39
	Calculated Head (1)		0.29	0.73
	Head Screen Assay (2)	27.98	0.30	0.75
FSPO (Oxidized Low Grade)	Feed Solution	68.00	0.00	0.01	78.05	41.38	0.65	4.81
	Pregnant Solution	66.46	0.11	0.07
	Leach Residue	15.91	0.12	0.38
	Calculated Head (1)		0.57	0.65
	Head Screen Assay (2)	15.98	0.59	0.69

Remarks:	(1) Net Gold Content Extracted Plus Gold Content in Leach Residue Screen Fractions (2) Head Screen Assay

The results are summarized with the following observations.

  The samples studied are amenable to gold and silver recoveries by heap leaching. Gold extraction ranged from approximately 96% to 37%.

  The QZBX (Oxide) composite sample achieved the highest gold extraction at approximately 96%.

  Silver extraction ranged from approximately 60% to 20%. The QZBX (Oxide) composite sample achieved the highest silver extraction at approximately 60%.

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  Five cycles of three days of rest followed by four days of leach were applied to all column tests after 72 days of leach to evaluate the impact on gold and silver extraction due to oxidation of sulfides. This procedure did not impact precious metal extraction.

  The observed sodium cyanide consumption, after at least 109 days of leach cycles, ranged from approximately 0.40 kg/t to 0.93 kg/t.

  The 50% Andesite and 50% QZBX (Oxide) composite sample achieved the lowest sodium cyanide consumption at 0.40 kg/t.

  Calcium oxide consumption observed on the low-grade composite samples studied ranged from approximately 0.76 kg/t to 4.81 kg/t.

  The FSPO (Oxidized Low Grade) composite sample had the highest calcium oxide consumption at 4.81 kg/t.

  The highest calcium oxide consumption in general was observed on the oxide composite samples.

  In general, a good correlation was observed between the average calculated heads and the head assays.

The leached residues were screened on the same sieve sizes used to prepare the head screen assay analysis. The leach residue screen fractions were submitted for gold assays. The assay results from the head and leach residue screen analyses were utilized to calculate extraction by screen fraction.

18.2.2	Analysis of the Data

An analysis of the data results in the following observations.

  The Andesite (Oxide) composite sample had approximately the same level of gold extraction in all the screen sizes. Gold extraction ranged from approximately 77% to 82%.

  The QZXB (Oxide) composite sample had approximately the same level of gold extraction in all the screen sizes. Gold extraction ranged from approximately 95% to 98%.

  The BRHM (Fresh Low Grade) sample had an overall extraction of 47.2%, with the highest extraction in the finest fraction (<1.68 mm) at 83.2%.

  In general, a good correlation was observed between the column test calculated heads and the overall total gold extractions by screen fraction.

18.2.3	Conclusions from the Crushed Core Column Leach Tests

The metallurgical data obtained from the nine crushed core column leach tests indicates the samples from various portions of the low-grade mineralized material at Molejón are amenable to heap leaching. Recoveries were good to excellent for the oxide material (80% to 98%) and modest for the fresh primary sulfide ore (38% to 53%). This extraction was achieved with modest cyanide consumption (0.40 kg/t to 0.93 kg/t) and modest lime (calcium oxide) consumption (0.76 kg/t to 4.81 kg/t).

While these column leach tests suggest that a leach time of approximately 90 plus days is necessary, larger-scale column leaches will be needed to determine the impact of crush size, agglomeration, irrigation flow rate, and lift height upon precious metal extraction.

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18.3	LARGE-SCALE COLUMN LEACH TESTS AT MOLEJÓN

In September 2009, 16 leach columns were loaded at the Molejón site. Ten test charges of 162 kg were agglomerated and loaded into the columns. Six test charges of 622 kg were homogenized and weighed prior to loading into columns. The samples that were agglomerated used 2 kg/t of Portland cement. In all, 5 ore composites were tested.

  Saprolite

  Quartz Breccia

  50% Quartz Breccia + 50% FQPO

  50% Quartz Breccia + 50% Andesite

  Andesite

The Quartz Breccia, the Quartz Breccia and Andesite Composite, and the Quartz Breccia and FQPO
Composite were tested at three crush sizes.

  P100 6 inches

  P80 3 inches

  P80 ¾ inches

The Andesite Composite was tested at two crush sizes.

  P100 4 inches

  P100 2 inches

The Saprolite Composite was tested only at:

  P100 2 inches

All of the composites were tested with and without agglomeration and at two different flow rates, 6 ℓ/hr/m2 and 12 ℓ/hr/m2. The column test diameters were varied at 18 inches, 12 inches, to 8 inches depending upon the crush size.

18.3.1	Head Assays

The head screen fractions for each composite were stage crushed to 100% passing 10 mesh, a sample of approximately 1,000-g was split and pulverized, and a subsequent 150-g split was submitted for gold and silver assays at the Inspectorate Exploration & Mining Services Ltd. Laboratory in Vancouver. The gold and silver head assays are summarized in Table 18.2.

TABLE 18.2
COLUMN LEACH STUDY HEAD ASSAYS ON COMPOSITE SAMPLES SUMMARY OF RESULTS
Composite Identification	Gold (g/t)	Silver (g/t)
Quartz Breccia	0.40	0.56
Quartz Breccia (50%) and Andesite (50%)	0.30	0.50
Quartz Breccia (50%) and FQPO (50%)	0.33	0.50
Andesite	0.30	0.50
Saprolite	0.88	1.10

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18.3.2	Column Testing on the Quartz Breccia Composite

The Quartz Breccia Composite was tested under locked cycle column leach conditions at three crush sizes and two irrigation flow rates to evaluate the impact of crush size and irrigation flow rate on precious metal recovery. The two column tests of 80% passing ¾ inch were agglomerated using 2 kg of Portland cement per tonne.

The metallurgical results, at the date of the 31 October 2010 Metcon report, are summarized below in their Table 2.1 and our Table 18.3 and Figure 18.1.

TABLE 18.3
ON SITE COLUMN LEACH STUDY – QUARTZ BRECCIA COMPOSITE SUMMARY OF RESULTS

Table 2.1 On Site Column Leach Study Quartz Breccia Composite Summary of Results
Test No.	Agglomeration (Y/N)	Flow Rate (lph/m2)	Crush Size (inch)	Leach Day	Indicated Au Extraction (%)	Au Extraction (g/t)	Reagent Consumption (kg/t)
							NaCN	CaO
CL-01	N	12	P1006	47	84.49	0.34	0.24	1.16
CL-02	N	6	P1006	47	79.53	0.32	0.16	0.92
CL-09	N	12	P803	47	96.81	0.39	0.21	0.93
CL-10	N	6	P803	47	75.03	0.30	0.11	0.16
CL-17	Y	12	P803/4	47	89.27	0.36	0.26	1.96
CL-18	Y	6	P803/4	47	81.71	0.33	0.22	1.85

Figure 18.1.	Gold extraction versus time quartz breccias composite

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After 47 days of leaching on the above composite, the following observations are made.

  The data indicate that irrigation flow rate and crush size are impacting gold extraction.

  The highest gold extraction of about 97% is observed at the crush size of P80 3 inches at an irrigation flow rate of 12 liters per hour per square meters (ℓ/hr/m2).

  Higher sodium cyanide and lime consumptions are observed on the column tests conducted at an irrigation flow rate of 12 ℓ/hr/m2.

  The fastest gold dissolution kinetics were observed on the column tests at a crush size of P80 ¾ inch; however, after about 21 days, the 3 inch crush had extracted about the same amount of gold.

  Columns conducted at a crush size of P80 ¾ inch showed ponding conditions, and the irrigation flow rates were decreased from 12 ℓ/hr/m2 to 8 ℓ/hr/m2 and from 6 ℓ/hr/m2 to 5 ℓ/hr/m2.

18.3.3	Column Testing of the Quartz Breccia (50%) and Andesite (50%) Composite

The Quartz Breccia (50%) and Andesite (50%) Composite were tested under locked cycle column leach conditions at three crush sizes and two irrigation flow rates to evaluate the impact of crush size and irrigation flow rate on precious metals extraction. The two column tests at a crush size of about P80 ¾ inches were agglomerated using 2 kg of Portland cement per tonne.

The metallurgical results, at the date of the 31 October 2010 Metcon report, are summarized below in their Table 3.1 and our Table 18.4 and Figure 18.2.

TABLE 18.4
ON SITE COLUMN LEACH STUDY – QUARTZ BRECCIA (50% ) AND ANDESITE (50% )
COMPOSITE – SUMMARY OF RESULTS

Table 3.1 On Site Column Leach Study Quartz Breccia (50%) & Andesite (50%) Composite Summary of Results
Test No.	Agglomeration (Y/N)	Flow Rate (lph/m2)	Crush Size (inch)	Leach Day	Indicated Au Extraction (%)	Au Extraction (g/t)	Reagent Consumption (kg/t)
							NaCN	CaO
CL-03	N	12	P1006	47	90.34	0.271	0.21	5.62
CL-04	N	6	P1006	47	89.94	0.270	0.15	3.79
CL-11	N	12	P803	47	89.62	0.269	0.20	2.34
CL-12	N	6	P803	47	89.32	0.268	0.16	3.17
CL-19	Y	12	P803/4	47	97.02	0.291	0.44	1.57
CL-20	Y	6	P803/4	47	86.29	0.259	0.24	1.81

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Figure 18.2.	Gold Extraction versus Time – Quartz Breccia (50%) and Andesite (50%) composite

After 47 days of leaching on the above composite, the following observations are made.

  The data indicate that irrigation flow rate and crush size do not show a significant impact on gold extraction, with the exception of the samples crushed at P80 ¾ inch and being leached at an irrigation flow rate of 12 ℓ/hr/m2.

  The highest gold extraction of about 97% is observed at the crush size of P80 ¾ inch and leaching at an irrigation flow rate of 12 ℓ/hr/m2.

  Higher sodium cyanide consumption is observed on the column tests conducted at an irrigation flow rate of 12 ℓ/hr/m2.

  The faster gold dissolution kinetics was observed on the column tests conducted at a crush size of P80 ¾ inches.

  Column testing conducted at a crush size of about 4 inches and an irrigation flow rate of 12 ℓ/hr/m2 showed percolation problems and the rate was reduced to 8 /hr/m2.

  Columns conducted at a crush size of P80 ¾ inches showed ponding conditions, and irrigation flow rates were decreased from 12 ℓ/hr/m2 to 6 ℓ/hr/m2 and from 6 ℓ/hr/m2 to 5 ℓ/hr/m2.

18.3.4	Column Testing on the Quartz Breccia (50%) and FQPO (50%) Composite

The Quartz Breccia (50%) and FQPO (50%) Composite was tested under locked cycle column leach conditions at three crush sizes and two irrigation flow rates to evaluate the impact of crush size and irrigation flow rate on precious metals extraction. The two column tests at a crush size of about P80 ¾ inches were agglomerated using 2 kg of Portland cement per tonne.

The metallurgical results, at the date of the 31 October 2010 Metcon report, are summarized below in their Table 4.1 and our Table 18.5 and Figure 18.3.

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TABLE 18.5
ON SITE COLUMN LEACH STUDY – QUARTZ BRECCIA (50% ) AND FQPO (50% )
COMPOSITE – SUMMARY OF RESULTS

Table 4.1 On Site Column Leach Study Quartz Breccia (50%) & FQPO (50%) Composite Summary of Results
Test No.	Agglomeration (Y/N)	Flow Rate (lph/m2)	Crush Size (inch)	Leach Day	Indicated Au Extraction (%)	Au Extraction (g/t)	Reagent Consumption (kg/t)
							NaCN	CaO
CL-05	N	12	P1006	47	90.26	0.30	0.22	5.85
CL-06	N	6	P1006	47	79.48	0.26	0.17	5.76
CL-13	N	12	P803	47	82.83	0.27	0.16	5.52
CL-14	N	6	P803	47	92.40	0.30	0.14	5.07
CL-21	Y	12	P803/4	47	83.67	0.28	0.32	6.03
CL-22	Y	6	P803/4	47	77.96	0.26	0.22	5.26

Figure 18.3.	Gold Extraction versus Time – Quartz Breccia (50%) and FQPO (50%) composite

After 47 days of leaching on the above composite, the following observations are made.

  The data indicate that irrigation flow rate and crush size do not show a significant impact on gold extraction.

  The highest gold extraction of about 92% is observed at the crush size of P80 3 inches and leaching at an irrigation flow rate of 12 ℓ/hr/m2.

  Higher sodium cyanide consumption is observed on the column tests conducted at an irrigation flow rate of 12 ℓ/hr/m2.

  The faster gold dissolution kinetics was observed on the column tests conducted at a crush size of P80 ¾ inches.

  Column testing conducted at a crush size of P80 3 inches showed ponding conditions, and irrigation flow rates were reduced from 12 ℓ/hr/m2 and 6 ℓ/hr/m2 to 4 ℓ/hr/m2.

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18.3.5	Column Testing on the Andesite Composite

The Andesite Composite was tested under locked cycle column leach conditions at two crush sizes and two irrigation flow rates to evaluate the impact of crush size and irrigation flow rate on precious metals extraction. Three column tests at a crush size of P100 4 inches were agglomerated using 2 kg of Portland cement per tonne. A non-agglomerated column test at the same crush size was also tested. Two column tests were conducted at a crush size of P100 2 inches and were agglomerated using 2 kg of Portland cement.

The metallurgical results of the six columns, at the date of the 31 October 2010 Metcon report, are summarized below in their Table 4.1(duplicated number) and our Table 18.6 and Figure 18.4.

TABLE 18.6
ON SITE COLUMN LEACH STUDY – ANDESITE COMPOSITE – SUMMARY OF RESULTS

Table 4.1 On Site Column Leach Study Andesite Composite Summary of Results
Test No.	Agglomeration (Y/N)	Flow Rate (lph/m2)	Crush Size (inch)	Leach Day	Indicated Au Extraction (%)	Au Extraction (g/t)	Reagent Consumption (kg/t)
							NaCN	CaO
CL-07	Yes	12	P1004	47	78.50	0.20	0.17	6.62
CL-08	No	6	P1004	47
CL-15	Yes	12	P1004	47	76.14	0.19	0.21	3.23
CL-16	Yes	6	P1004	47	79.33	0.20	0.17	3.28
CL-23	Yes	12	P1002	47	94.97	0.24	0.34	1.89
CL-24	Yes	6	P1002	47	91.21	0.23	0.38	2.10

Remarks: The Non-Agglomerated column (CL-08) plugged and was terminated

Figure 18.4.	Gold Extraction versus Time – Andesite Composite

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After 47 days of leaching on the above composite, the following observations are made.

  The as-received crush size of approximately P100 4 inches (approximately P80 ¾ inches) is the coarser crush size that was tested.

  The data indicate that the crush size is impacting gold extraction.

  The column test conducted at a crush size of P100 2 inches at an irrigation flow rate of 12 ℓ/hr/m2 (CL-23) had the highest indicated gold extraction of about 95%. This column also showed percolation issues, and the flow rate was reduced to 8 ℓ/hr/m2.

  The faster gold dissolution kinetics was observed on the column tests conducted at a crush size of P100 2 inches and a flow rate of 12 ℓ/hr/m2.

  The non-agglomerated column test conducted on the as received crush size of P100 4 inches (CL-08) at an irrigation flow rate of 6 ℓ/hr/m2 plugged and the test was terminated.

  The column tests had reached the lowest limit of gold detection and column rinsing was initiated.

18.3.6	Column Testing on the Saprolite Composite

The Saprolite Composite was column leached at the as received crush size of P100 2 inches and at an irrigation flow rate of 6 ℓ/hr/m2. Three dosages of Portland cement were used in the agglomerated stage to evaluate the impact of Portland cement dosage on precious metal extraction.

The metallurgical results of the four columns, at the date of the 31 October 2010 Metcon report, are summarized below in their Table 6.1 and our Table 18.7 and Figure 18.5.

TABLE 18.7
ON SITE COLUMN LEACH STUDY – SAPROLITE COMPOSITE – SUMMARY OF RESULTS

Table 6.1 On Site Column Leach Study Saprolite Composite Summary of Results
Test No.	Agglomeration (Y/N)	Portland Cement Used in Agglomeration (kg/t)	Leach Day	Indicated Au Extraction (%)	Au Extraction (g/t)	Reagent Consumption (kg/t)
						NaCN	CaO
CL-25	Yes	2	47	81.18	0.71	0.24	2.17
CL-26	Yes	4	47	83.38	0.73	0.23	1.90
CL-27	Yes	6	47	86.20	0.76	0.23	2.44
CL-28	No	0	47	72.43	0.64	0.21	1.72

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Figure 18.5.	Gold Extraction versus Time – Saprolite Composite

After 47 days of leaching on the above composite, the following observations are made.

  The as-received crush size of P100 2 inches was the coarser crush size tested.

  The data indicated that the Portland cement dosage used in the agglomeration stage is impacting the gold dissolution kinetics.

  The sample agglomerated with 6 kg/t of Portland cement had the highest gold extraction of about 86%.

  The column test agglomerated with 2 kg/t of Portland cement had percolation issues, and the irrigation flow rate was reduced to 4 ℓ/hr/m2.

  The non-agglomerated column plugged, and the test was terminated.

18.4	CONCLUSIONS

Although only interim results were available at the writing of this document and the final report has not been issued with screen residue analysis data, all of the columns as of the 31 October interim report had reached the point that the tenor of the gold solutions from the column leaches was below analytical detection level. Metcon had recommended that column rinsing be initiated on all of the large columns at Molejón.

The data from the large-scale tests at Molejón confirmed the precious metal extractions obtained during the crushed core column leaches conducted at Metcon’s Tucson facility. Additionally, the large-scale columns enabled an examination of coarser crush sizes, Portland cement additions for agglomeration, and irrigation rates.

Molejón Project has low-grade gold-bearing material that responds well to heap leaching at a relatively coarse size (nominally a 3-inch crush) with agglomeration of the fines with generally 2 kg/t of Portland cement.

The irrigation rate is likely to be about 6 ℓ/hr/m2 to 8 ℓ/hr/m2 for the Quartz Breccia and Andesite ores, which can be treated as a blend or separately with good extractions of precious metals.

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The Saprolite material also has a reasonable extraction but will likely require or come as a finer crush size (the as received material was already P100 2 inches) and require additional Portland cement (4 kg/t to 6 kg/t) to maintain percolation rates and good extractions.

The fresh sulfide low-grade material had only been tested in the crushed core tests at Tucson and achieved a moderate gold extraction of about 45% on average at a crush size of P80 9.5 mm ( ⅜ inch). The finer mesh sizes provided better extraction, so inclusion of this material in a heap leach is likely to require a finer crush size than the oxide material and a higher Portland cement content to maintain percolation somewhat similar to the Saprolite material, although the extractions are different. There is no reason the fresh sulfide material could not be treated in the same heap leach as the oxide material so long as the moderate extraction still provides a positive cost benefit at the current gold price. Care will be needed to ensure that any oxidation of the sulfides in the fresh material will not produce any acid solutions at the end of the heap leach. The preponderance of highly alkaline oxide leached material should be sufficient to ensure that there is more than sufficient chemical capacity to neutralize any acid generated by oxidation of the low-grade sulfiitic material. It is recommended that this issue be given further study to confirm this conclusion during the heap leach planning phase.

The cyanide and lime consumptions for these ore types appear to be moderate and in acceptable ranges.

The gold extraction of the low-grade oxide material is very good at an average extraction of about 85% of the gold, particularly for low-grade material. This low-grade oxide material in particular appears to be an excellent candidate for heap leaching.

Care will be required in planning the heap leach to control meteoric water from diluting pregnant solution of overflowing containment.

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19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1	INTRODUCTION

Geovectra, S.A. (Geovectra) completed a geologic model and a NI 43-101 compliant resource estimate in August 2009 and issued a reserve estimate based on that model in March 2010. Behre Dolbear was provided with the digital geological database and a geologic block model that was developed by Geovectra for their work and was asked by Petaquilla to use it as the basis for the Resource and Reserve estimate for this study and report. The block model was provided in a digital format along with digital surfaces for the topography and the zones of mineralization. The model and zone surfaces are the basis for the subsequent pit design and optimization work performed for the pre-feasibility study. The database and model are also the basis for the projected mine plan and economic reserve quantities.

The following is a brief description of the resource model estimation that has been extracted and summarized from the August 2009 report by Geovectra. More detailed information can be found in their original report titled: “Geological Modeling And Mineral Resource Estimation Molejón Project – Colón Province, Panamá, August 2009.”

19.2	RESOURCE MODEL ESTIMATION

An unpublished in-house report produced by Geovectra about the resource modeling includes detailed descriptions of the methods and techniques used to estimate the resource quantities. The resources were provided in the report as a table of grades and tonnes. At the instruction of Petaquilla, Behre Dolbear used the Geovectra block model for all resource summaries and as the basis for the pit design optimization and for the mine plan. All reserve grades and tonnages are derived from the supplied block model developed by Geovectra for Petaquilla.

The estimation of grades for the block model and the 3D geologic controls were performed by Geovectra using GSLib® and GEMS® Version 6.1. The block model for Molejón represents an area of 1,800 meters × 1,890 meters and a depth of 396 meters. The block size selected was 6 meters × 6 meters × 6 meters.

Geovectra treated high grades in a different manner for drill hole and trench composites. Geovectra did not cap the drill hole copper assay grades. However, they used restricted search radii for grades higher than 10 g/t copper to limit possible bias. The trench composites were assumed representative only at a local level, and stricter restrictions were applied. They were capped at 10 g/t copper, and smaller search radii were used for grades higher than 4 g/t than were used for high-grade drill hole composites.

Most of the raw drill hole assay samples are 1.5 meters in length. Since the vertical dimension of each block is 6 meters, the samples were composited to equal lengths of 6 meters using GEMS. In this way, vertical, inclined drill holes and trenches will have composites of the same size.

Five mineralized and four lithology zones were defined by the 3D geological modeling and were represented in the work with three-dimensional solids. They were imported to GEMS.

19.2.1	Estimation Procedures

A computerized block model was developed for the resource estimate for the Molejón deposit. Geovectra developed the block model and grades using the Gemcom computerized mine design package, which is

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industry-accepted, commercially available software. The stages undertaken for block model estimation were:

  the drill hole database was compiled

  geologic controls were established by generating a mineralized 3D geologic model

  6-meter composites were generated for the drilling contained within the mineralized envelopes variography analysis was conducted

  block grades were estimated using block Kriging on the blocks within the mineralized envelope blocks were tagged and categorized as “Measured, Indicated or Inferred”

  grade and tonnages were summarized

19.2.2	Electronic Database

Behre Dolbear was provided a copy of the electronic database used by Geovectra for their resource and reserve estimates. This database consisted of the drill hole database that included assay information, drill hole collar locations, and down hole surveys. The topographic information was supplied as AutoCAD® files for the property.

The electronic database contained collars for 627 drill holes from explorations programs from 1994, 1995, 1997, 2006, 2007, and 2008. The assay database supplied contained a total of 42,287 assay results, representing approximately 67,138 meters of sampling within the drill holes. Geovectra indicates that they performed audit work on the database and identified and corrected data entry problems. Geovectra states, “All the samples (41,921 records) contained in the official database for resource estimation were correctly validated and supported by a grade assay certificate.” Behre Dolbear was asked by Petaquilla to accept the Geovectra audit work and database.

19.2.3	Statistics and Variograms

The raw assays were composited into 6-meter intervals by Geovectra. Composites were calculated from the 41,898 validated drill hole samples and the 12,850 trench samples, considering only gold grades greater than zero. Missing and not assayed intervals were not considered for compositing. Sample fragments that had lengths lower than 1.5 meters (named “tails”) were removed. In this way, 11,265 drill hole composites and 3,891 trench composites were obtained. Basic statistics of the composited assay intervals are shown in Table 19.1. The composites were de-clustered prior to their variogram work.

The clustering effect in ore zones markedly increased the gold grade, especially in the case of saprolite composites. Grades are less variable after de-clustering.

Variography was performed for the gold composites, and the samples selected for estimation were restricted to the domain. The variograms resulted in the parameters shown in Table 19.2 that were used in construction of the block model.

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Table 19.1 De-clustered Composite Basic Statistics by Mineralization Zone
	Total Copper (g/t)		Copper SAPROLITE (g/t)		Copper MAIN (g/t)		Copper NW (g/t)
	Composites	De-cluster Composites	Composites	De-cluster Composites	Composites	De-cluster Composites	Composites	De-cluster Composites
Number of Composites	8,095	8,095	4,967	4,967	2,047	2,047	1,081	1,081
Minimum	0.003	0.002	0.003	0.002	0.004	0.004	0.004	0.004
Maximum	58.67	42.12	58.67	18.55	56.49	42.12	24.70	21.18
Mean	0.90	0.48	0.95	0.39	0.89	0.67	0.65	0.51
Standard Deviation	2.60	1.22	2.84	1.00	2.45	1.66	1.37	1.11
Variance	6.74	1.49	8.07	1.00	6.02	2.77	1.89	1.23
Coefficient of Variation	2.90	2.55	2.99	2.56	2.75	2.47	2.11	2.16

Table 19.2 Geovectra’s Copper Variographic Models
Ore Zone	Structure	Sill	Variogram Type	Range 1 (meters)	Range 2 (meters)	Range 3 (meters)
MAIN ZONE	Nugget Effect	3.00	-	-	-	-
	2th Str.	3.02	Spherical	90	120	20
Total Sill = 6.02 = Population Variance
NW ZONE	Nugget Effect	0.95	-	-	-	-
	2th Str.	0.94	Spherical	90	120	20
Total Sill = 1.89 = Population Variance
SAPROLITE ZONE	Nugget Effect	3.00	-	-	-	-
	2th Str.	5.07	Spherical	95	80	20
Total Sill = 8.07 = Population Variance

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19.2.4	Mineralized Envelopes

The resource estimation is constrained by a geologic model of the mineralization that was developed through a series of steps. Geovectra made three-dimensional geological models of structures that were used to assign mineralization and lithology zone codes in the block model.

Figure 19.1 and Figure 19.2 are examples showing the mineralized zone codes for Level 70 and a typical cross section.

Figure 19.1.	Example of mineralized zone codes for Level 70

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Figure 19.2.	Section through pit at 972700N showing block model
(grey: <0.18 g/t Au; blue: 0.18 to 0.3 g/t Au; orange: 0.3 to 1.5 g/t Au; red: >1.5 g/t Au)

Block grades were assigned by mineralized zone codes – Saprolite, Main (Low/High), and NW (Low/High). A block was determined to be inside a zone if the centroid of the block was within the solid representing the zone.

Due to the deposit variability and the presence of high grades, the grade distribution of the gold samples was examined. Drill hole sample capping was not performed, but gold grades equal to or greater than 10 g/t were considered high grades. Restricted search radii were used for the high grades. Samples were composited to 6 meters, the block size.

19.2.5	Bulk Density Determination

Density was determined for the block model using the lithology coded with the composited assays.

Table 19.3 shows the densities assigned to blocks based on the lithology codes.

Table 19.3 Lithology and Density Definition
Lithology Model Solid	GEMS Code	Density (t/m3)
ANDS (Andesite)	10	2.61
FQPO (Feldspar Quartz Porphyry)	40	2.57
QZBX (Quartz Breccia)	50	2.49
SA (Saprolite)	70	1.86

19.2.6	Grade Estimation Details

Gold block estimation was performed by Ordinary Kriging. The block estimation was performed only with composites that belong to the same mineralized zone. Table 19.4, Table 19.5, and Table 19.6 show the kriging parameters by mineralized zone.

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Table 19.4 Gold Estimation Parameters – Saprolite Zone
Saprolite Estimation Plan	Run 1	Run 2	Run 3	Run 4
Estimation Method	OK	OK	OK	OK
Minimum Composite Number	2	2	2	2
Maximum Composite Number	16	16	16	16
Search Direction	Az. 60º	Az. 60º	Az. 60º	Az. 60º
Search Type	Octant	Octant	Octant	Octant
Max Composite Number per Octant	2	2	2	2
Minimum Octant Number with Composites	2	2	2	1
Maximum Composite Number per Hole	1	1	1	-
Search Radius (X-Y-Z) (M)	1/4 range 23.75/20/5	1/2 range 47.5/40/10	Infill 95/80/20	Infill 142.5/120/30

High Grade Treatment for Drill Hole Composite – Composite Capping (prior to estimation) High Grade Definition 10 g/t
High Grade Search Radius (m)	23.75/20/5	23.75/20/5	23.75/20/5	23.75/20/5

High Grade Treatment for Trench Composites Composite Capping (prior to estimation) 10 g/t; High Grade Definition 4 g/t
High Grade Search Radius (m)	23.75/20/2.5	23.75/20/2.5	23.75/20/2.5	23.75/20/2.5
Resource Categorization	Measured Resource	Indicated Resource	Inferred Resource	Inferred Resource

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Table 19.5 Gold Estimation Parameters – Main Zone
Main Estimation Plan	Run 1	Run 2	Run 3	Run 4
Estimation Method	OK	OK	OK	OK
Minimum Composite Number	2	2	2	2
Maximum Composite Number	16	16	16	16
Search Direction	Az. 150º Dip 25º NW	Az. 150º Dip 25º NW	Az. 150º Dip 25º NW	Az. 150º Dip 25º NW
Search Type	Octant	Octant	Octant	Octant
Maximum Composite Number per Octant	2	2	2	2
Minimum Octant Number with Composites	2	2	2	1
Maximum Composite Number per Hole	1	1	1	-
Search radius (X-Y-Z) (m)	¼ range 22.5/30/5	½ range 45/60/10	Infill 90/120/20	Infill 135/180/30

High Grade Treatment Composite Capping (prior to estimation) High Grade Definition 10 g/t
High Grade Search Radius (m)	45/60/10	45/60/10	45/60/10	45/60/10
Resource Categorization	Measured	Indicated	Inferred	Inferred

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Table 19.6 Gold Estimation Parameters – NW Zone
NW Estimation Plan	Run 1	Run 2	Run 3	Run 4	Run 5
Estimation Method	OK	OK	OK	OK	OK
Minimum Composite Number	2	2	2	2	1
Maximum Composite Number	16	16	16	16	16
Search Direction	Az. 150º Dip 15º SE	Az. 150º Dip 15º SE	Az. 150º Dip 15º SE	Az. 150º Dip 15º SE	Az. 150º Dip 15º SE
Search Type	Octant	Octant	Octant	Octant	Octant
Maximum Composite Number per Octant	2	2	2	2	4
Minimum Octant Number with Composites	2	2	2	1	1
Maximum Composite Number per Hole	1	1	1	-	-
Search radius (X-Y-Z) (m)	¼ range 22.5/30/5	½ range 45/60/10	Infill 90/120/20	Infill 135/180/30	Infill 180/240/40

High Grade Treatment Composite Capping (prior to estimation) High Grade Definition 10 g/t
High Grade Search Radius (m)	45/60/10	45/60/10	45/60/10	45/60/10	45/60/10
Resource Categorization	Measured	Indicated	Inferred	Inferred	Inferred

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19.3	RESOURCE CATEGORIZATION

Definitions of the various categories of mineral resources and minerals reserves under NI 43-101 Technical Report requirements, as established by CIM Reserve Resource Definitions (Dec 05) are shown below.

Mineral Reserve

Probable Mineral Reserve

A `Probable Mineral Reserve' is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A `Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Resources

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established

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that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

The resource categorization was determined by Geovectra according to the quality of the estimation. Thus, all blocks were estimated with at least two composites and no more than one composite per drill hole. Measured and indicated resources require restricted search radii set up in the first two runs. Blocks estimated in infill runs were classified as Inferred resources.

Table 19.7 shows the model tonnage and grades at different cutoffs. The grades and tons include only the blocks within the area of the mineralized model and do not include blocks below the grade limit.

Table 19.7 Resources within the Geovectra Block Model
Cut-off Grade Gold (g/t)	Total[1]			Measured + Indicated Resources
	Tonnage (kt)	Gold (g/t)	Contained Gold (oz)	Tonnage (kt)	Gold (g/t)	Contained Gold (oz)
≥ 10.0	121	15.13	58,957	121	15.13	58,957
≥ 5.0	568	8.46	154,373	568	8.46	154,373
≥ 2.0	2,923	4.08	383,101	2,904	4.08	381,238
≥ 1.0	6,765	2.55	554,165	6,689	2.56	549,813
≥ 0.9	7,638	2.36	580,799	7,553	2.37	576,155
≥ 0.8	8,716	2.18	610,189	8,611	2.19	605,032
≥ 0.7	10,223	1.97	646,454	10,064	1.98	640,006
≥ 0.6	12,297	1.74	689,615	12,051	1.76	681,361
≥ 0.5	14,979	1.53	736,886	14,574	1.55	725,822
≥ 0.4	19,163	1.29	796,863	18,368	1.32	780,315
≥ 0.3	25,741	1.05	869,898	24,259	1.08	845,789
≥ 0.2	36,644	0.81	955,887	33,311	0.86	917,491
≥ 0.1	52,976	0.61	1,035,128	44,981	0.67	974,083

Estimated Total	84,058	0.39	1,051,032	49,684	0.61	982,388
[1]One-third of the total resource is above 0.3 g/t gold

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19.3.1	Block Model Validation

The results of the grade estimation work were validated by Geovectra by comparing the blocks with the composites, using statistical validation, trends, and graphical validation. The difference between de-clustered composites and blocks averages about 2%. The trend and graphical validations gave reasonable confidence that the block model is an acceptable representation of the data.

19.4	RESERVE

To estimate the potential reserves at the Molejón property, Geovectra produced a second study and reserve report dated March 2010. This work involved using the Lerch-Grossman pit optimization algorithm to develop a series of pit shells to determine the economically extractable portion of the block model. In addition to gold sales, Petaquilla has the opportunity for crushed aggregate sales from part of the waste rock from the mining operations.

19.4.1	Reserve Estimation Procedures

At the request of Petaquilla, Behre Dolbear used the pit shells developed by Geovectra for the two scenarios to use as the basis for the Behre Dolbear reserves review. The Geovectra work did not have a complete life-of-mine (LOM) mine plan with a final pit design that included the necessary ramps. Behre Dolbear completed haulage ramp designs for both scenarios and produced the required production schedules. The procedures used to develop the reserves are summarized as follows.

  Take the Geovectra economic pit shells and produce a preliminary final mine design

  Use the preliminary design and re-evaluate the economic assumption

  Re-optimized the pit shells

  Produce a final mine design with ramps

  Produce a production schedule

  Produce a summary of the mined materials

The production schedule for this work was supplied to Behre Dolbear by Petaquilla. Both heap leaching and mill production levels were set by Petaquilla based on their internal design work and engineering. Behre Dolbear was requested to produce a LOM plan using the provided production schedule. Once the initial schedule had been developed for the gold only scenario, Petaquilla also requested that a production schedule be produced for the modified design with aggregate sales. Behre Dolbear completed this work in the same manner, as stated above.

The basic economic parameters were modified from the original values used for the Geovectra pit shell generation. The parameters used by Behre Dolbear for final pit optimization are shown in Table 19.8.

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Table 19.8 Economic Parameters Used for Pit Optimization
		Mill	Heap	Aggregate
Recovery	Saprolite	93%	85%	N.A.
	Oxide	93%	85%	N.A
	Transition	93%	70%	N.A.
	Sulfide	93%	35%	80%
G&A		$5.80	$1.35	$0.00
Mining	(per tonne)	$2.09	$2.09	$2.09
Processing	(per tonne)	$11.15	$4.15
Transportation Cost	(per oz)	$6.50	$6.50	N.A.
Royalty		9%	9%	N.A.
Gold Price	(per oz)	$1,250	$1,250	N.A.
Aggregate Price ($/tonne)	Varies from 9.48 to 12.47	N.A.	N.A.	$11.74

19.4.2	Final Pit Design

The design parameters used to develop a final pit design are shown in Table 19.9.

Table 19.9 Pit Design Parameters
Item	Value	Units
Bench Face Angle	75	Degrees
Bench Height	12	Meters
Berm Width	6.9	Meters
Ramp Width	14	Meters
Ramp Slope	10%
Inter-Ramp Angle	50	Degrees

Behre Dolbear produced an ultimate pit with ramps using the parameters in Table 19.9. The final optimization resulted in the design illustrated in Figure 19.3. Please note that the pit design shown in Figure 19.4 has not been cut adapted to the current topography.

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Figure 19.3.	Final pit design for the modified aggregate sales scenario

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Figure 19.4.	3D view of final pit design showing block model (grey: <0.18 g/t gold; blue: 0.18 to 0.3 g/t gold; orange: 0.3 to 1.5 g/t gold; red: >1.5 g/t gold) (BDCI, 2010)

19.4.3	Production Schedule

Once the final pit had been designed, Behre Dolbear scheduled the mining and processing of the material for the LOM. Milling rates and heap leach stacking rates were provided by Petaquilla based on their current design for the operations. A stockpile is used to hold lower-grade leach ore in the first few years of operation in order to uncover the higher-grade milling ore. Two mill expansions were used to produce the production schedule: one prior to Year 2 and one mid way through Year 3. Table 19.10 shows Proven and Probable reserves. Table 19.11 summarized the LOM schedule produced.

Table 19.10 Proven and Probable Reserves
	Tonnes (000s)	Grade	Contained (oz)
Measure	9,072	1.549	451,884
Indicated	6,259	0.951	191,382

Total	15,330	1.305	643,266

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Table 19.11 Production Schedule: Reserves with Aggregate Sales
		Year
		1	2	3	4	5	6	7	8	Total
Mill Ore	Tonnes Mined (000s)	1,200	1,600	2,230	2,850	1,530				9,410
	Tonnes Milled (000s)	1,200	1,600	2,230	2,850	1,530				9,410
	Ave Grade (g/t)	1.961	2.317	2.176	1.468	1.044				1.774
	Ave Recovery (%)	93.0	93.0	93.0	93.0	93.0				93.0
	Contained (oz)	75,670	119,176	155,995	134,535	51,386				536,762
	Recovered (oz)	70,373	110,834	145,075	125,118	47,789				499,189
Heap Ore	Tonnes Mined (000s)	4,800	900	220						5,920
	Tonnes to Heap (000s)	2,200	2,200	1,520						5,920
	Average Grade to Heap (g/t)	0.563	0.568	0.542						0.559
	Average Recovery (%)	84.6	82.0	75.7						81.4
	Contained (oz)	39,847	40,174	26,483						106,504
	Recovered (oz)	33,715	32,928	20,037						86,680
	Tonnes Mined (000s)	2,000	4,000	12,000	13,500	2,057	1,616	1,616		36,789
	Material Needed (80%)	1,498	4,148	12,288	13,551	2,073	1,616	1,616		36,789
Aggregate	Tonnes Sold (000s)	1,198	3,318	9,830	10,841	1,658	1,293	1,293		29,431
Waste	Tonnes Mined (000s)	10,000	11,500	3,550	1,650	1,013				27,713

Total Tonnes Mined (000s)		18,000	18,000	18,000	18,000	4,600	1,616	1,616		79,832
Total Contained oz = 643,266 Total Recovered oz = 585,869

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19.5	RESOURCE AND RESERVES CONCLUSIONS AND RECOMMENDATIONS

Behre Dolbear concludes that the Petaquilla property contains 33.3 million tonnes of measured plus indicated resources averaging 0.86 g/t gold using a cutoff of 0.20 g/t gold.

Through check work, Behre Dolbear verifies that the portion of the resource block model used for the pit design is a reasonable representation of the in-situ tonnes and grade. The estimated resource ounces shown in Table 19.7 are an in-situ resource; they do not include factors for mine losses and dilution.

Behre Dolbear believes that it is possible that the Geovectra model could be predicting slightly higher grades than will actually be mined, and this represents a low-medium risk to the project. While extensive checking of the model has not been done by Behre Dolbear, it is believed that only minor problems with the model still exist. The problems are not significant and Behre Dolbear believes the model is sufficient for a pre-feasibility economic pit design and reserve estimate.

Using the resource model provided by PML, Behre Dolbear determined the potential tonnes and grade of reserves in an optimized pit and generated mine plan. From this work, Behre Dolbear believes that Molejón has reserves that are economically minable. Based on the pre-feasibility level design work, Behre Dolbear believes there are approximately 15.3 million tonnes of reserves that can be produced averaging 1.30 g/t gold and ontaining approximately 643,000 ounces of gold, based on the projected aggregate sales.

Behre Dolbear recommends that for the feasibility level analysis the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods.

Behre Dolbear believes that the mine will be able to produce the projected 643,000 ounces.

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20.0 OTHER RELEVANT DATA AND INFORMATION

Not Applicable

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21.0 INTERPRETATION AND CONCLUSIONS

21.1	INTERPRETATION

The authors made use of abundant information provided by PML, previous owners and operators, consultants, PML internal files, public information, and Behre Dolbear’s files and reports on Molejón. This information covered concession, environmental, geology, exploration, drilling, core and data handling, sampling preparation and assaying procedures, QA/QC protocols, historic resource estimates, and current resource and reserve estimates and mine planning.

The authors have no reason to believe that the information used in the preparation of the report is invalid or contains misrepresentations.

  QA/QC protocols were implemented by PML and revised by the authors. AAT Mining Services (2007) made a thorough review of PML’s sample preparation, assay and security procedures concluding:

    “2007 drill core samples were analyzed to industry standards with minimal variance of protocols or analytical results;

    Where variance in 2007 data was obvious, results were investigated and resolved in all instances. These were usually due to transcription errors.

    The 1990s program has received adequate twinning by holes drilled in 2006 to render the data useful for resource calculation purposes when the holes are proximal to 2006 holes” (AAT, 2007).

  The authors reviewed AAT reports and established Protocols as well as PML logging and sampling procedures for the 2006-2007 drilling campaign, data collection, and data transfer as well as the controls and formats used in the chain of command all through the process. The authors found that these were adequate and reliable as a basis for further mineral resource estimate.

  The metallurgical data obtained from the nine crushed core column leach tests indicates the samples of various portions of the low-grade mineralized material at Molejón are amenable to heap leaching with good to excellent recoveries for the oxide material (80% to 98%) and modest recoveries for the fresh primary sulfide ore (35% to 53%). This extraction was achieved with modest cyanide consumption (0.40 kg/t to 0.93 kg/t) and modest lime (calcium oxide) consumption (0.76 kg/t to 4.81 kg/t).

  While these column leach tests suggest that a leach time of approximately 90 plus days is necessary, larger-scale column leaches will be need to determine the impact of crush size, agglomeration, irrigation flow rate, and lift height upon precious metal extraction.

  Based on the Geovectra Block Model, Behre Dolbear concludes that the Petaquilla property contains 33.3 million tonnes of Measured plus Indicated resources averaging 0.86 g gold per tonne using a cutoff of 0.20 g gold per tonne.

  With these results in hand, Behre Dolbear re-ran the pit optimization and LOM schedule developed by a Petaquilla outside consultant. It was soon determined, however, that some minor steps carried out on this work would make the ore reserve statement unacceptable by NI 43-101 standards. These included the lack of a main haulage road in the pit design;

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  a specific gravity error; no allowances for dilution or ore losses; and the possible inclusion of Inferred material in determining the pit limits.

  Behre Dolbear accordingly re-ran the pit optimization, using the same parameters as those used by Petaquilla’s outside consultant. Behre Dolbear developed capital and operating costs for the new heap leach operation, designed a main haulage ramp to the pit bottom, included 10% dilution and an ore loss of 3%, developed a new LOM schedule, and ran a cash flow sheet for the operation to demonstrate the strong economics.

  PML has provided information to Behre Dolbear regarding the sales of aggregate materials, predominantly to Minera Panamá, S.A. for the construction of the Petaquilla copper mine, located only 4 km from Molejón. This information includes their assertion that the copper project is a fact and will be built (PML letter to Behre Dolbear dated March 21, 2011).

  Minera Panamá has announced the construction of their project beginning September 2011 to start operations December 2015 (http:// www.minerapanama.com /keydocs/0965609001291160549.pdf).

  Based on available pre-feasibility studies by Minera Panamá, PML has calculated that over 29.0 million tonnes of aggregate material can be sold through the construction period.

  PML also provided Behre Dolbear with a copy of a letter from SAM Heavy Equipment Solutions Corp. stating their interest in purchasing 1.8 million cubic meters of aggregate materials for the next 5 years (SAM letter to PML dated March 4, 2011).

  Based on these parameters and pre-feasibility level design work, Behre Dolbear concludes that the Petaquilla property contains 15.330 million tonnes of Proven and Probable reserves averaging 1.304 g gold for a total of 643,266 ounces of gold contained.

  Using the original, revised resource model provided by Molejón, Behre Dolbear re-ran the pit optimization, using the same parameters now considering the sale of aggregate materials, determined the potential tonnes and grade of reserves in an optimized pit, and generated a mine plan. From this work, Behre Dolbear believes that Molejón has reserves that are economically minable.

  Based on pre-feasibility level design work, Behre Dolbear believes there are approximately 15.3 million tonnes of reserves that can be produced averaging 1.30 g gold per tonne and containing approximately 643,000 ounces of gold, based on the projected aggregate sales.

  Behre Dolbear recommends that for feasibility level analysis, the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods.

  Behre Dolbear believes that the mine will be able to produce the projected 643,000 ounces.

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22.0 RECOMMENDATIONS

22.1	METALLURGICAL STUDIES RECOMMENDATIONS

Metcon recommended that column rinsing be initiated on all of the large columns at Molejón.

Care will be needed to ensure that any oxidation of the sulfides in the fresh material will not produce any acid solutions at the end of the heap leach. The preponderance of highly alkaline oxide leached material should be sufficient to ensure that there is more than sufficient chemical capacity to neutralize any acid generated by oxidation of the low-grade sulfiitic material. It is recommended that this issue be given further study to confirm this conclusion during the heap leach planning phase.

22.2	MINERAL RESOURCE AND RESERVE RECOMMENDATIONS

Behre Dolbear recommends that for feasibility level analysis, the resource and reserve model be updated after further refinement of the database, statistical review of the assays, and evaluation of the estimation methods.

22.3	EXPLORATION PROJECT RECOMMENDATIONS

Botija Abajo is the more advanced exploration project near Molejón. It is the natural possible source of gold feed to the process plant to extend the mine life at Molejón. The authors recommend that further analysis and validation of the Mineral resources estimated at Botija Abajo be carried out. Provided that the results are favorable, it is recommended that metallurgical testing be continued and scoping studies be carried out to define the potential economic interest of the deposit.

Evaluation of the Brazo deposit would be the following recommended activity, considering its closeness to Molejón, and its Indicated resources of 71 million tonnes with a particularly high gold/copper ratio.

Considering the preliminary geochemical and exploration drilling results, it is recommended that exploration be continued to identify sizable targets in the Oro del Norte area. It is noted, however, that the area is isolated 22 km away from the Molejón process plant and infrastructure and lacking of any infrastructure.

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23.0 REFERENCES

AAT Mining Services, 2007, Data Usability Assessment. Petaquilla, Botija & Valle Grande Copper Deposits, Colon Province, Panamá. Prepared for Petaquilla Copper Ltd., February 2007.

AAT Mining Services, 2007, Data Usability Assessment. Resource Estimate of the Molejón Gold Deposit through September 2007. Colon Province, Panamá. Prepared for Petaquilla Gold Ltd. October 2007, Prepared by Sean C. Muller, P.G.

AAT Mining Services Centennial, Colorado. AMEC Americas Ltd., 2007, Petaquilla Project Panamá, NI 43-101 Report, Prepared for Teck Cominco Ltd., Inmet Mining Corporation and Petaquilla Minerals, Ltd., Effective Date November 30, 2007.

Behre Dolbear, Analysis of Aggregate Resources

Behre Dolbear, Mine Design and Mine Plan

Behre Dolbear, Reserve – Resource Estimate of High Grade, Low Grade Ore, and Aggregate Materials

Behre Dolbear, Review of Heap Leaching Plans and Metallurgical Information.

Behre Dolbear, 2009, Petaquilla Project, Technical Report. Unpublished PML internal Report

Corbett, Greg, 2002, Epithermal Gold for Explorationists, AIG Journal, Paper 2002-1, February 2002.

Dirección Nacional de Recursos Minerales (DNRM), 2009, List of Concessions of Metallic Minerals. Web Site, November 30, 2008.

Hefferman, 2004, Gold Mining and Exploration in Central America, http://www.mcguinnessonline.com/

Laudrum, David, 1995, Geological, Geochemical and Diamond Drilling. Molejon Project, Colon Province Republic of Panamá, Central America, June 1995, Internal Report for Adrian Resources Ltd.

Ministerio de Comercio e Industrias, Recursos Minerales, Year N/A, Mapa Geológico de la República de Panamá, Esc. 1:500,000.

Marshall, Jeffrey S., 2007, The Geomorphology and Physiographic Provinces of Central America. In: Geology, Resources and Hazards, Edited by Jochen Bundschuh and Guillermo E. Alvarado. Taylor & Francis, 2007.

Nelson, Carl. E and Nietzen Fernando, 2000, Metalogenia de Oro y Cobre en América Central. Revista Geológica de America Central, No. 23, 2000.

Petaquilla Minerals, Ltd., 2007 – 2010, Molejon Gold Deposit data base. Drill hole and map compilation:

  01.Complete_HEADER.xls

  02.Complete_SURVEY.xls

  03.Complete_ASSAY(with_Results-8_Grade_Elements).xls

  04.Complete_LITHO(with_code_list).xls

Teck Corporation – Simons Mining Group, 1998, Petaquilla Project Feasibility Study, January 1998.

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24.0 DATE AND SIGNATURE

Respectfully submitted, this 20th day of April 2011.

Anderson & Schwab, Inc. Management Consultants

/s/ Robert D. Archibald
Robert D. Archibald, Managing Director

Behre Dolbear & Company (USA), Inc.

/s/ Betty L. Gibbs
Betty L. Gibbs, Mining Engineer, E.M., MSc., Q.P.

Behre Dolbear & Company (USA), Inc.

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., CP 100346 and QP 01217

Behre Dolbear & Company (USA), Inc.

/s/ Michael D. Martin
Michael D. Martin, QP

Behre Dolbear de México, S.A. de C.V.

/s/ Baltazar Solano-Rico
Baltazar Solano-Rico
AUSIMM Member 221983
Geological Eng., Cédula Prof. No. 181191 (México)

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25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1	MINE PLANNING AND DESIGN

The parameters used by Behre Dolbear for final pit optimization are shown in Table 25.1.

Table 25.1 Economic Parameters Used for Pit Optimization
		Mill	Heap	Aggregate
Recovery	Saprolite	93%	85%	N.A.
	Oxide	93%	85%	N.A
	Transition	93%	70%	N.A.
	Sulfide	93%	35%	80%
G&A		$5.80	$1.35	$0.00
Mining	(per tonne)	$2.09	$2.09	$2.09
Processing	(per tonne)	$11.15	$4.15
Transportation Cost	(per oz)	$6.50	$6.50	N.A.
Royalty		9%	9%	N.A.
Gold Price	(per oz)	$1,250	$1,250	N.A.
Aggregate Price $/tonne	Varies from 9.48 to 12.47	N.A.	N.A.	$11.74

25.2	FINAL PIT DESIGN

The design parameters used to develop a final pit design are shown in Table 25.2.

Table 25.2 Pit Design Parameters
Item	Value	Units
Bench Face Angle	75	Degrees
Bench Height	12	Meters
Berm Width	6.9	Meters
Ramp Width	14	Meters
Ramp Slope	10%
Inter-Ramp Angle	50	Degrees

Behre Dolbear produced an ultimate pit with ramps using the parameters in Table 25.2. The final optimization resulted in the design illustrated in Figure 25.1. Please note that the pit design shown in Figure 25.2 has not been adjusted to the current topography.

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Figure 25.1.	Final pit design for the modified aggregate sales scenario

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Figure 25.2.	3D view of final pit design showing block model (grey: <0.18 g/t gold; blue: 0.18 to 0.3 g/t gold; orange: 0.3 to 1.5 g/t gold; red: >1.5 g/t gold) (BDCI, 2010)

Once the final pit had been designed, Behre Dolbear scheduled the mining and processing of the material for the LOM. Milling rates and heap leach stacking rates were provided by Petaquilla based on their current design for the operations. A stockpile is used to hold lower-grade leach ore in the first few years of operation in order to uncover the higher-grade milling ore. Two mill expansions were used to produce the production schedule: one prior to Year 2 and one mid way through Year 3. Table 25.3 shows Proven and Probable reserves. Table 25.4 summarizes the LOM schedule produced.

	TABLE 25.3
	PROVEN AND PROBABLE RESERVES
	Tonnes	Grade	Contained
	(000s)		(oz)
Measure	9,072	1.549	451,884
Indicated	6,259	0.951	191,382
Total	15,330	1.305	643,266

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TABLE 25.4
PRODUCTION SCHEDULE: RESERVES WITH AGGREGATE SALES
		Year
		1	2	3	4	5	6	7	8	Total
	Tonnes Mined (000s)	1,200	1,600	2,230	2,850	1,530				9,410
	Tonnes Milled (000s)	1,200	1,600	2,230	2,850	1,530				9,410
Mill Ore	Ave Grade (g/t)	1.961	2.317	2.176	1.468	1.044				1.774
	Ave Recovery (%)	93.0	93.0	93.0	93.0	93.0				93.0
	Contained (oz)	75,670	119,176	155,995	134,535	51,386				536,762
	Recovered (oz)	70,373	110,834	145,075	125,118	47,789				499,189
	Tonnes Mined (000s)	4,800	900	220						5,920
	Tonnes to Heap (000s)	2,200	2,200	1,520						5,920
Heap Ore	Average Grade to Heap (g/t)	0.563	0.568	0.542						0.559
	Average Recovery (%)	84.6	82.0	75.7						81.4
	Contained (oz)	39,847	40,174	26,483						106,504
	Recovered (oz)	33,715	32,928	20,037						86,680
	Tonnes Mined (000s)	2,000	4,000	12,000	13,500	2,057	1,616	1,616		36,789
	Material Needed (80%)	1,498	4,148	12,288	13,551	2,073	1,616	1,616		36,789
Aggregate	Tonnes Sold (000s)	1,198	3,318	9,830	10,841	1,658	1,293	1,293		29,431
Waste	Tonnes Mined (000s)	10,000	11,500	3,550	1,650	1,013				27,713
Total Tonnes Mined (000s)		18,000	18,000	18,000	18,000	4,600	1,616	1,616		79,832
Total Contained oz = 643,266
Total Recovered oz = 585,869

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Mining Operations: Mining, using open pit methodology, has been ongoing for approximately 2 years at the Molejón Project. After a period of pre-production stripping, gold ore was fed, in late 2009, to a conventional gold processing mill with a rated capacity of 3,000 tpd. Mining of both ore and waste is done by a contractor using conventional drilling, blasting, loading, and hauling equipment. The original design for the project included only mill processing of the ore, but a high gold price and relatively large tonnages of low-grade mineralization have evolved into a plan to include a separate, 2.2 million tonne per year, heap leach processing circuit which is currently under construction and is expected to be operational in the third quarter of 2011. Under this scenario, the mine would have a life of about 6 years and a LOM stripping ratio of 1.25 to 1 (waste to ore).

A very large copper project, less than 4 km away from Molejón that is scheduled to start construction in late 2011 that will need large quantities of aggregate for foundations, for 35 km of road base to the Atlantic coast and for construction of a port and breakwater. Molejón’s fresh, unmineralized rock, overlaying additional gold mineralization, down dip from the current reserves, has been tested and found suitable for aggregate for the copper property. It is readily available in sufficient quantities for the copper company’s needs and is by far the nearest (and therefore cheapest) source of aggregate. Prices and annual quantities have been discussed and agreed to between the two parties, and these parameters have been used to optimize a larger pit than originally contemplated. This larger pit mines approximately an additional 100,000 contained ounces of gold, which are rendered economic by the aggregate that must be stripped from above them.

Based on this much larger pit and the increase in reserves, the 3,000 tpd mill is being expanded in two stages to 7,900 tpd by 2014. Mining will continue to be done by the contractor, so no additional mining equipment is required to be bought by PML. Under this new, expanded scenario, the mine life at the higher milled tonnage would reduce to about 5 years. Counting the sold aggregate as waste, the stripping ratio would be 4.2 to 1, but, counting it as a profit center, the stripping ratio would be reduced to 2.29 to 1.

Although the expanded scenario, currently being implemented, results in a shorter mine life, two other adjacent deposits currently being evaluated are considered likely to provide additional feed to the mill and heap leach operations.

Item 25(b) Heap Leaching, Process Description and Recoverability:

The majority of the low-grade oxide ore at Molejón going to the heap leach will be crushed to 80% passing 3 inches (7.6 cm). Any saprolite low-grade ore going to heap leach will require a finer crush or may already be a finer size from mining and will require additional cement in the agglomeration step (4 kg to 6 kg/t) to produce acceptable gold extractions and maintain permeability. It will require a crush to 100% passing 2 inches (5 cm). Any fresh sulfide ore will require secondary crushing to 80% passing ⅜ inch (0.95 cm) and additional Portland cement.

The crushed, low-grade ore will go to an agglomeration trommel where cement and lime will be added to the ore along with barren cyanide solution from the carbon adsorption plant. The barren solution will have been returned to the leach solution cyanide strength of 1.0 g NaCN per liter and a pH of 11 by the addition of lime prior to admixing with the ore during agglomeration. On average, Portland cement will be added at the rate of 2 kg/t of ore along with about 4 kg/t of lime (CaO) to maintain heap permeability and a protective pH of 10.5 to 11.0 in the heap.

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The agglomerated ore will be transported by overland conveyor to the stacker on the heap leach pad. A tube conveyor is suggested to minimize the handling of the green agglomerates prior to emplacement on the heap. The heap leach pad will be a double-lined permanent pad for cyanide integrity and prevention of accidental environmental discharge and to securely capture pregnant leach solution. The assumptions for the heap leach pad are two 5-meter lifts of agglomerated material with 60% of the material placed on the initial lift and the balance of 40% of the material on the second lift. It is important to utilize a stacker that is capable of emplacing the agglomerated ore by moving with the filling of the pad. This avoids the movement of heavy equipment on the heap, which tends to compact the agglomerated material, which reduces permeability and creates areas of solution ponding. If solution cannot flow readily through the heap, extraction of precious metal will be delayed or in the worse case not achieved.

Return cyanide solution will be applied to the top of the heap via a distribution network of feeder pipes and small-diameter tubing or latex “wrigglers” which can be used if scaling becomes an issue. The scaling of small-diameter tubing can be minimized, if necessary, by the addition of anti-scalent chemicals to the cyanide leach solution. Cyanide solution flow rates are estimated to be 4 ℓ/hr/m2 to 6 ℓ/hr/m2 on the heap. The column test work indicates that this should minimize any ponding of solution on the top of the heap. If ponding starts to occur, the flow rate should be decreased until it ceases. Ponding leads to solution evaporation, and the resultant residue can seriously retard the solution flow and extraction rate in the heap.

The pregnant solution flowing from the bottom of the heap will be collected by lateral ditches that collect the solution and convey it to a common sump. The solution can flow or be pumped from the sump by enclosed pipe to a pregnant solution pond or tank near the mill. From this pond or tank, the pregnant solution will be pumped to carbon adsorption tanks contained in a building near the current mill where in progressive contact the gold will be stripped from solution and adsorbed onto carbon. The barren solution containing a very low level of gold will be pumped to a barren tank where there is an addition of reagents will be added to renew the free cyanide strength and pH to the appropriate level for leaching on the heap. A portion of this reconstituted barren solution will be pumped to the agglomeration circuit where it is used to agglomerate new ore. The balance of the solution is pumped to the heap cyanide distribution system for the extraction of gold from the heap.

On a daily basis, a portion of the carbon in the adsorption system will be advanced to an acid wash to remove base metals and then to a stripping circuit. Newly stripped or replacement carbon will be added to the adsorption system to take its place. The loaded carbon will be stripped with a strong caustic cyanide solution that reports to electrowinning cells, where the gold once again in solution is plated onto steel wool. The steel wool will periodically be recovered from the cell and smelted with appropriate fluxes to produce gold/silver doré poured from the furnace. The slag from the smelting process will be crushed and sent to the mill for inclusion in the feed to recover any gold contained in the slag.

The stripped carbon will report to a regeneration kiln where in the presence of steam to avoid oxidation the carbon will be thermally reactivated for gold recovery. The hot carbon will be quenched in water and screened to remove any fines generated during the reactivation process prior to return to service in the adsorption tanks.

Item 25(c).Markets:

Gold doré bars, usually poured weekly at site, and containing enough by-product silver to pay the gold refining charges, are shipped by air, via Panama City to refiner Johnson Matthey in Toronto, Canada. Doré shipping costs are US$6.50 per ounce of gold. After a small standard deduction, Johnson Matthey

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credits the gold and silver to Molejón’s metal account, and Molejón then sells the metals to a third party at the spot prices.

Item 25(d) Contracts:

The construction aggregates produced from Molejón will be used in a variety of markets. These include:

  Current local road improvement and/or construction projects

  Infrastructure construction in conjunction with the Petaquilla Copper project

  Hydroelectric dam construction

  Port construction

  Ongoing road maintenance

  Future infrastructure projects in the new port area

It is quite certain that the aggregates produced at Molejón will be the sole source for these projects because no other source(s) exist within a reasonable distance of these projects. In addition, the potential rate of consumption of aggregates for these projects is so great that no other source(s) currently exist that can meet the demand.

The Petaquilla Copper project, together with ancillary aggregate needs, will consume more than 29 million tonnes through 2015. This represents an average annual demand of nearly 7 million tonnes. If the Molejón aggregate were not available, new resources of high-quality aggregate-grade material would have to be identified, permitted, and developed in close proximity to the demand center. It is highly unlikely that this could or will happen; thus further securing Molejón’s position as the only likely source.

Following the initial high demand for aggregates described above, numerous ongoing projects will likely exist including ongoing road maintenance and future infrastructure development in the port area. These continuing sources of aggregate demand will likely consume in excess of 500,000 tonnes per year for the foreseeable future. Although imported aggregates will become a potential competitor to Molejón upon completion of the new port, Molejón’s proximity to the port area will continue to create a strong competitive advantage over imported aggregates.

Item 25(e) Environmental:

In order to comply with all requirements for the environmental approval process for the proposed mine, Petaquilla Gold, S.A, submitted an Environmental Impact Study Category III, for the implementation of the Molejón Mining Project, adding other measures mandated by the ANAM.

The National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the EIS of reference. In accordance with Contract Law No. 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine.

Item 25(f) Taxes:

The corporate income tax rate is 27.5% in 2011, reducing to 25% in 2012 and thereafter. Panamanian Legislative Assembly Law Number 9 of February 26, 1997 grants certain privileges to Corporation Minera Petaquilla, S.A., the most significant of which are some tax concessions. The law grants an

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exemption from taxes until the initial investment of $75 million is recovered from taxes owed. The $75 million exemption takes about 2.5 years to fulfill. After the nominal tax of $75 million is recovered, taxes are actually paid. A special calculation at the bottom of the spreadsheet shows the recovery of the $75 million from taxes.

25(g) Capital and Operating Cost Estimates:

OPERATING COSTS

Mining: The current mining cost is $2.09/t, and this is expected to increase modestly as haul distances lengthen; however, this will be counterbalanced by the future requirement to move higher tonnages of ore and waste, resulting in some unit cost savings based on economies of scale. Accordingly, the current unit mining cost was used in the pit optimization process to calculate mineable ore reserves within the final pit limits. This cost was also used in the LOM cash flow analysis to determine the overall economics of the milling, heap leaching, and aggregate sales case, which is in process of being implemented.

Milling: The 3,000 tpd processing plant has been running for approximately 18 months. Unit operating costs for the expanded mill operation (rising progressively to 7,900 tpd by 2014) are based on extrapolating from current unit costs, which are in the range of $15.00/tonne. For the pit optimization process and the financial evaluation of the project, an average milling cost of $11.15/t (independently calculated by Behre Dolbear) not including applicable G&A has been used.

Heap Leaching: Heap leaching of the lower-grade increment of the orebody is expected to start up in the third quarter of 2011 at a treatment rate of 2.2 million tonnes per year. Behre Dolbear has independently calculated operating costs for the heap leach operation to be $4.15/t, not including G&A.

Aggregate Crushing: Two new crushing plants have been purchased to handle the increased crushing needs for the heap leach operation and the different sizes of aggregate required. Behre Dolbear has independently calculated the aggregate crushing cost to be $1.11/t.

General and Administration (G&A): When the heap leach operation comes on stream in the third quarter of 2011, it will be necessary to split the property G&A costs equitably between the milling and heap leach operations in order to determine the cut-off grades for each of these operations. Behre Dolbear has used average G&A costs of $5.80/t for milled ore and $1.35/t for heap leached ore. No G&A costs are allocated to the aggregate crushing.

Summary: Table 25.5 summarizes the operating costs used to optimize the ultimate pit limits and to establish the favorable economics of the reserves contained in the expanded pit.

TABLE 25.5
MOLEJÓN OPERATING COSTS
Mining	$2.09/t of ore, waste, or aggregate mined
Mill Processing (including G&A allocation)	$16.95/t of ore milled
Heap Leach Processing (including G&A allocation)	$5.50/t of ore heap leached
Aggregate Crushing	$1.11/t of aggregate crushed

Behre Dolbear has either developed these operating costs jointly with Molejón personnel or reviewed those developed by Molejón and believes them to be reasonable and to be accurate to pre-feasibility study levels.

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CAPITAL COSTS

Capital expenditures required to accomplish the planned expansion program include a crushing plant for the 2.2 million tonnes per year heap leach operation; a second crushing plant for production of the aggregate; construction of a heap leach pad and a pregnant solution processing plant; and all equipment required to expand the current mill in two stages to 7,900 tpd by 2014. PML has solicited quotations for the majority of this required equipment, which Behre Dolbear has reviewed, and a considerable quantity of it has already been ordered. PML has made financing arrangements to pay for all of the equipment utilizing two separate leases, one for the mill expansions and the other for the heap leach plant and pad. Details of the annual lease payments and the up-front capital expenditures are shown in Table 25.6. Capital costs, including interest paid on the leases, total just under $40 million.

TABLE 25.6
CAPITAL EXPENDITURES AND LEASES
($000s)
Item	2011	2012	2013	2014	2015	2016	Totals
Two Crushing Plants	5.250						5.250
Mill Expansion Lease	1.544	1.685	1.685	1.685	0.140		6.739
Heap Leach Lease	2.500	6.000	6.000	6.000	6.000	1.000	27.500
Totals	9.294	7.685	7.685	7.685	6.140	1.000	39.489

Behre Dolbear has either developed these capital costs jointly with PML personnel or reviewed those developed by PML, and believes them to be reasonable and to be accurate to pre-feasibility study levels.

Item 25(h) Economic Analysis:

A cash flow spreadsheet model of the Molejón gold and aggregate operation has been prepared by Behre Dolbear.

Input consists of the expected movement of overburden, some of which will be sold as aggregate plus the movement of material to the mill and movement of material to the heap leach. These input items are discussed in detail elsewhere in this document, but in summary, 79.8 million tonnes will be mined, of which 9.4 million tonnes will be sent to the mill; 5.9 million tonnes will be sent to the heap; and 29.4 million tonnes will be sold as aggregate. From 643,266 ounces fed to the heap and mill, 585,800 ounces of gold are recovered and sold.

Operating costs are developed elsewhere in this document. In summary, input operating costs consist of $2.09/t of ore or waste; $16.95/t processed for gold milling plus milling G&A; $5.50/t for heap leaching and leaching G&A; $6.50/oz for gold transport; $2.97/t for jetty stone production, and $3.20/t for other aggregate production. Some of these costs include the cost of leased equipment.

Most of the capital investment was made prior to 2011, but expansion capital is necessary for the aggregate production and expansion of leaching and milling facilities. For aggregate production, $5.250 million is included in 2011, and for expansion of milling and leaching, $34.239 million is included (spread over 6 years).

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The structure of the cash flow spreadsheet first shows production of gold and aggregate; next, the income from sales of all products is determined. From the income, the operating costs for mining, milling, leaching, and aggregate production are deducted. These operating costs include payments for leased equipment and a royalty of 9% on gold sales. The cash operating costs are subtotaled. Next, depreciation of capital investments is determined. A 10-year straight-line depreciation is used for tax purposes.

Net income before taxes is income from sale of all products less cash operating costs less depreciation. After taxes are determined, depreciation is added back to the cash flow stream to determine the net income from operations. Capital investments are then deducted to determine the net cash flow. Net present value of the cash flow is shown for various discount rates, varying from 0% (no discounting) to 25%. For example, net present value at a discount rate of 8% is $383 million.

Item 25(i) Payback:

Payback occurs early in the second year (2012), after the mill throughput is increased and the heap leach operation starts up. Because many of the new items are leased rather than purchased up front and the lease payments are spread over the several years, payback is much quicker than if the capital items were all purchased initially. In the latter case, however, payback would still take place in 2012, albeit later in the year.

Item 25(j)

Mine Life: Mine life for the mill is 4.5 years; mine life for the heap leach operation is 2.7 years; and mine life for the aggregate sales is 6 years. The life of the mill and the heap leach operations is expected to be extended by ore from adjacent deposits currently being evaluated.

Exploration Potential:

  Botija Abajo is the more advanced exploration project near Molejón. It is the natural possible source of gold feed to the process plant to extend the mine life at Molejón. The authors recommend that further analysis and validation of the Mineral resources estimated at Botija Abajo be carried out. Provided that the results are favorable, it is recommended that metallurgical testing be continued and scoping studies be carried out to define the potential economic interest of the deposit,

  Evaluation of the Brazo deposit would be the following recommended activity, considering its closeness to Molejón and its particular Indicated resources of 71 million tonnes with a particularly high gold/copper ratio.

  Considering the preliminary geochemical and exploration drilling results, it is recommended that exploration be continued to identify sizable targets in the Oro del Norte area. It is noted, however, that this area is isolated 22 km away from the Molejón process plant and infrastructure and lacking of any infrastructure.

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CERTIFICATE OF ROBERT D. ARCHIBALD, P.E.

I, Robert D. Archibald, do hereby certify that:

1)	I am currently Managing Director of Anderson & Schwab Management Consultants, a wholly owned subsidiary of Behre Dolbear & Company, Inc.:

Anderson & Schwab, Inc. Management Consultants
4320 Winfield Road, Suite 200
Warrenville, Illinois 60555
Telephone:	630.836.8477
Cell:	630.608.3678
E-mail:	robert.archibald@dolbear.com
2)	I am a Mining Engineer registered as a Professional Engineer in the United States.
3)

I am a graduate of Montana College of Mineral Science and Technology with a degree of B.S. Mining Engineering (1977) and of the Oklahoma City University, with a Master of Business Administration degree in Finance and Management, 1988.

4)

I am an active member of SME, The Society of Mining, Metallurgy and Exploration Engineers as a Registered Member, and NSSGA, the National Stone Sand and Gravel Association as former Chairman of the Manufacturer’s and Services Division and member of the Board of Directors.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be and am a “qualified person” for the purposes of NI 43-101 and this report.

6)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 30 years, I have performed predominantly field, supervision, management and consulting assignments with respect to exploration, evaluation, development and economic analysis of mineral deposits in the United States of America, Canada, Latin America and the Caribbean Basin.

7)

My experience in the mining, processing, marketing, and economics of construction materials and aggregates spans more than 30 years, while my experience in the area of aggregates in Panamá is of approximately one year. I have made three site visits to subject property between 2010 and 2011.

8)

I am co-responsible for the preparation of section 25 of the report titled “Molejón Project. NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panamá ” and dated April 2011 (Technical Report).

9)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10)	I am independent of the issuers applying all the tests in Section 1.5 of National Instrument 43-101.
11)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of April 2011

“Signed and Sealed”

/s/ Robert D. Archibald
Robert D. Archibald
Managing Director, Anderson & Schwab

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CERTIFICATE OF BETTY L. GIBBS

I, Betty L. Gibbs, E.M., M.Sc., Q.P. Mining Engineering, do hereby certify that:

1)	I am currently a Senior Associate of Behre Dolbear & Company, Inc:

Behre Dolbear & Company (USA), Inc.
999 Eighteenth Street, Suite 1500
Denver, CO 80202
Phone:	+1.303.620.0020
Fax:	+1.303.620.0024
E-mail:	Betty.Gibbs@dolbear.com
2)	I am a Mining Engineer with over 40 years of experience.
3)	I am a graduate of the Colorado School of Mines with an Engineer of Mines degree (1969) and a Master of Science degree (1972).
4)	I am an active member of the Society for Mining, Metallurgy, and Exploration and the Mining and Metallurgical Society of America with Qualified Person status (Member number 1164QP).
5.

I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be and am a “qualified person” for the purposes of NI 43-101 and this report.

5)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 40 years, I have performed work with geological database development, ore reserve analysis, mining software use and evaluations, open pit and underground mine planning, and other assignments in mining operations located in the United States of America and other countries.

6)	My experience covers work in a variety of commodities and deposit types, including molybdenum, copper, uranium, and gold. I have not visited the property.
7)

I am co-responsible for the preparation of section 17 of the report titled “Molejón Project. NI 43-101 Technical Report. Donoso District, Colon Province, Republic of Panamá” and dated April 2011 (Technical Report).

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9)	I am independent of the issuers applying all the tests in Section 1.5 of National Instrument 43-101.
10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of April 2011

“Signed and Sealed”

/s/ Betty L. Gibbs
Betty L. Gibbs
Mining Engineer, E.M., MSc., Q.P.

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CERTIFICATE OF RICHARD S. KUNTER

I, Richard S. Kunter, FAusIMM, CP, MSME, and MMSA QP, do hereby certify that:

1)	I am a Senior Associate of Behre Dolbear & Company, Inc. , an independent contractor to the Company. I am not now nor ever have been a full-time employee of the Company.
2)

I am a Chartered Professional Metallurgical Engineer in good standing of the Australasian Institute of Mining and Metallurgy No. 100346 and I am a Qualified Person No. 01217QP of the Mining and Metallurgical Society of America.

3)

I am a metallurgical engineer with over 40 years experience in the mining industry and have been responsible for the preparation and review of technical and/or competent person’s reports, metallurgical and process development programs, statements of metallurgical recovery from mineral resources and other similar reports and studies on various properties domestically and internationally during the past 20 years.

Prior to that I have held operating and technical positions in mining and process industries for Western Mining Corporation in Australia as Research and Process Metallurgist, Newmont Mining as Mill Superintendent at Telfer Gold, Homestake Mining Company as Senior Corporate Metallurgist, Artech Recovery Systems as VP Technical, and Advanced Science as Project Manager, in aggregate covering 20 years.

4)

I am responsible for preparing or supervising the preparation of the scientific and technical information concerning metallurgy and process regarding the Molejón Project disclosed (or incorporated by reference) in technical reports for the Company.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6)

The estimates of the Company’s recoveries for the Molejó Heap Leach Project disclosed in the technical reports prepared for the Company have been prepared and presented in accordance or in equivalence with the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM

Standards”).
7)	I consent to being referred to as a qualified person in the NI 43-101 report filed for this project.

Dated this 20th day of April 2011

“Signed and Sealed”

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., CP 100346 and QP 01217

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CERTIFICATE OF MICHAEL D. MARTIN

I, Michael D. Martin of 499, Crawford Street, Golden, Colorado, USA certify that:

1)	I am a Senior Associate, Behre Dolbear and Company, (USA) Inc., 999, Eighteenth Street, Suite 1500, Denver, Colorado, 80202.
2)	I am a graduate of Cambridge University, England with an M.A. (Science) in 1955 and of the Royal School of Mines, London University, England with a B.Sc. (Min. Eng.) in 1953.
3)	I am a member of SME and a Qualified Professional (QP) Member – Mining, of the Mining and Metallurgical Society of America, QP Member number 01326QP.
4)

I have practiced my profession continuously since 1953 and have been involved in management and mining engineering activities for copper, molybdenum, gold, silver, and iron ore projects. As a result of my experience and qualifications I am a Qualified Professional as defined by National Instrument 43-101 and am a Qualified Person (Professional) for this Instrument.

5)

I have read the definition of “qualified person” as set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)

I am responsible for part of Section 25.2 and all of Sections 25.(c), 25 (g), 25 (i) and 25 (j) of the Technical Report on the Molejon Mine, Donoso District, Colon Province, Republic of Panama, dated April 2011.

7)	I visited the Molejon Mine Property on five separate occasions, commencing with February 25-26, 2010.
8)	I have had no prior involvement with the property that is the subject of the Technical Report.
9)

To the best of my knowledge, information, and belief, my contributions to the Technical Report contain all scientific and technical information that is required to be disclosed to make the report not misleading.

10)	I am independent of Petaquilla Minerals LTD, owner of the Molejon Mine as set out in Section 1.4 of National Instrument 43-101.
11)	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
12)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th day of April 2011

“Signed and Sealed”

/s/ Michael D. Martin
Michael D. Martin, QP

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CERTIFICATE OF BALTAZAR SOLANO-RICO

I, Baltazar Solano-Rico, M.Sc., Geol. Eng., do hereby certify that:

1)	I am currently a Senior Associate of Behre Dolbear & Company, Inc.

Behre Dolbear de México, S.A. de C.V.
Paseo de los Robles 4092,
Fracc. San Wenceslao
Zapopan, Jalisco, C.P. 45110, México.
Telephone:	52.33.3110.2113
E-mail:	mexico@dolbear.com
2)	I am a Geological Engineer registered at the Professions Directorship of the Public Education Ministry in México, holder of a Registry Certificate number 181191.
3)

I am a graduate of the National University of México, with a degree of Geological Engineer (1970) and of the University of Arizona, with a Master of Science degree in Geological Engineering (Exploration of Mineral Deposits), 1975.

4)

I am an active member of the AUSIMM, The Australasian Institute of Mining and Metallurgy. I am an active member of the AIMMGM and CIMMGM (Mining, Metallurgical and Geological Professional Association and College of México).

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be and am the “qualified person” for the purposes of NI 43- 101 and this report in its entirety.

5)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 40 years, I have performed predominantly field, supervision, management and consulting assignments with respect to exploration, evaluation, development and economic analysis of mineral deposits in México, the United States of America, Canada and Latin America.

6)

My experience in the geology and mineralization of precious metal ore is of more than 40 years, while my experience in the area of epithermal gold deposits in Panamá is of 5years. I have made several site visits to the Molejón property between 2007 and 2011

7)

I am co-responsible for the preparation of sections 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17 of the report titled “Molejón Project. NI 43-101 Technical Report. Donoso District, Colon Province, Republic of Panamá ” and dated April 2011 (Technical Report).

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading.

9)	I am independent of the issuers applying all the tests in Section 1.5 of National Instrument 43-101.
10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of April 2011

“Signed and Sealed”

/s/ Baltazar Solano-Rico
Baltazar Solano-Rico
Geol. Eng., M.Sc., Ing., Q.P.

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APPENDIX 1.0
CONCESSIONS

Ley Petaquilla
Cánones Superficiales
(Reference: Ministerio de Comercio e Industria, 2008, Comunicación DNRM-DN-312)

Environmental: ANAM Resolución DIEORA 809-2008

Project 10-188 (Petaquilla)	A1-1	BEHRE DOLBEAR

REPÚBLICA DE PANAMÁ ASAMBLEA LEGISLATIVA LEGISPAN

Tipo de Norma:	LEY
Número:	9	Referencia:	9
Año:	1997	Fecha(dd-mm-aaaa):	26-02-1997
Titulo:	POR LA CUAL SE APRUEBA EL CONTRATO CELEBRADO ENTRE EL ESTADO Y LA SOCIEDAD MINERA PETAQUILLA,S.A.

Dictada por:	ASAMBLEA LEGISLATIVA
Gaceta Oficial:	23235	Publicada el:	28-02-1997
Rama del Derecho:	DER. COMERCIAL

Palabras Claves:	Contratos con el Estado, Contratos públicos

Páginas:	67	Tamaño en Mb:	8.052
Rollo:	148	Posición:	2387

2 Gaceta Oficial, viernes 28 de febrero de 1997 Nº23,235

GACETA OFICIAL

ORGANO DEL ESTADO

Fundada por el Decreto de Gabinete Nº 10 del 11 de noviembre de 1903

LICDO. JORGE SANIDAS A.
DIRECTOR GENERAL

OFICINA
Avenida Norte (Eloy Alfaro) y Calle 3a. Casa Nº 3-12,
Edificio Casa Amarilla, San Felipe Ciudad de Panamá,
Teléfono 228-8631,227-9833 Apartado Postal 2189
Panamá, República de Panamá
LEYES, AVISOS, EDICTOS Y OTRAS
PUBLICACIONES
NUMERO SUELTO: B/.3.00

YEXENIA I. RUIZ
SUBDIRECTORA, a.i

Dirección General de Ingresos
IMPORTE DE LAS SUSCRIPCIONES
Mínimo 6 Meses en la República: B/. 18.00
Un año en la República B/.36.00
En el exterior 6 meses B/.18.00, más porte aéreo
Un año en el exterior, B/.36.00, más porte aéreo

Todo pago adelantado.

CLAUSULA PRIMERA

Objeto

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Gaceta Oficial, martes 26 de [illegible] de [illegible]

[illegible]

[illegible] debidamente representada por [illegible] de edad [illegible] en ejercicio [illegible] debidamente representada por [illegible] de edad [illegible] en ejercicio [illegible] lo siguiente:

[illegible] el Contrato de Concesión [illegible] de la Concesión [illegible] el Contrato [illegible] en el [illegible]

[illegible] de ciertas [illegible] que se [illegible] de [illegible] de [illegible] según las [illegible] la Dirección General de Recursos Minerales [illegible] de la República de Panamá [illegible]

[illegible] de derechos de [illegible] de la Concesión [illegible]

[illegible] Gaceta Oficial, viernes 28 de febrero de 1997 [illegible]

[illegible]

CESAR A. PARDO
Presidente

VICTOR M. DE GRACIA M.
Secretario General

ORGANO EJECUTIVO NACIONAL.- MINISTERIO DE LA PRESIDENCIA
PANAMA, REPUBLICA DE PANAMA, [illegible] DE FEBRERO DE 1997

ERNESTO PEREZ BALLADARES
Presidente de la República

RAUL ARANGO GASTEAZORO
Ministro de Comercio e Industrias

AVISOS

[illegible]

EDICTOS AGRARIOS

[illegible]

G.O. 23235

LEY 9

De 26 de febrero de 1997

Por la cual se aprueba el Contrato celebrado entre EL ESTADO y la sociedad MINERA PETAQUILLA, S.A.

LA ASAMBLEA LEGISLATIVA

DECRETA:

Artículo 1. Apruébase el Contrato celebrado entre EL ESTADO y la sociedad denominada MINERA PETAQUILLA, S.A., que lee así:

CONTRATO

Entre los suscritos a saber, por una parte, NITZIA RODRIGUEZ DE VILLARREAL, mujer, panameña, mayor de edad, con cédula de identidad personal número 8-207-2450 en su calidad de Ministra de Comercio e Industrias, en representación de EL ESTADO, debidamente autorizada por el Consejo de Gabinete celebrado el día 13 de febrero de 1996, en ejercicio de la facultad que le confiere el numeral tercero del Artículo 195 de la Constitución Política de la República de Panamá, en adelante denominado "EL ESTADO," y por la otra parte, Ingeniero Richard Fifer, varón, panameño, mayor de edad, portador de la cédula de identidad personal número 8-433-163, en su condición de Presidente y Representante Legal de MINERA PETAQUILLA, S.A., sociedad organizada y existente de conformidad a las leyes de la República de Panamá y debidamente inscrita en la Sección de Micropelículas Mercantil del Registro Público a la Ficha 303869, Rollo 46505, Imagen 0096, debidamente autorizado para celebrar este acto mediante resolución de la Junta Directiva de fecha de 1 de diciembre de 1995, quien en adelante se denominará LA EMPRESA, se celebra este Contrato de concesión minera.

Comparecen también a este acto y se adhieren al presente Contrato las siguientes personas para los siguientes fines: (a) GEORECURSOS INTERNACIONAL, S.A., sociedad organizada y existente de conformidad a las leyes de la República de Panamá y debidamente inscrita en la Sección de Micropelículas Mercantil del Registro Público a la Ficha 239116, Rollo 30512, Imagen 181, representada en este acto por el Ingeniero Richard Fifer, cuyas generales han sido descritas con anterioridad, en su condición de Presidente y Representante Legal, debidamente autorizado para este acto mediante resolución de la Junta Directiva de fecha de 1 de diciembre de 1995, quien en adelante se denominará GEORECURSOS, con el fin de dar por terminada y subrogada la

ASAMBLEA NACIONAL, REPÚBLICA DE PANAMÁ

G.O. 23235

concesión existente conforme al Contrato No. 27-A de 7 de agosto de 1991, tal como se contempla en la Cláusula Vigésima Octava de este Contrato, y (b) ADRIAN RESOURCES, S.A., sociedad organizada y existente de conformidad a las leyes de la República de Panamá y debidamente inscrita en la Sección de Micropelículas Mercantil del Registro Público a la Ficha 259118, Rollo 35173, Imagen 002, debidamente representada en este acto por el Ingeniero Richard Fifer, cuyas generales han sido descritas con anterioridad, en su condición de Presidente y Representante Legal, debidamente autorizado para celebrar este acto mediante resolución de la Junta Directiva de fecha de 1 de diciembre de 1995, quien en adelante se denominará ADRIAN, con el fin de reconocer ciertos derechos y obligaciones recíprocos conjuntamente con LA EMPRESA respecto a ciertas concesiones mineras colindantes al AREA DE LA CONCESION, según lo previsto en el Anexo IV de este Contrato.

EN CONSECUENCIA, las partes han convenido la celebración de este Contrato sujeto a las siguientes Cláusulas:

CLAUSULA PRIMERA

Objeto

El objeto principal del presente Contrato es el de otorgar a LA EMPRESA, como en efecto se le otorga con la celebración y aprobación del presente Contrato, la concesión de los derechos posteriormente estipulados sobre los yacimientos mineros de oro, cobre y otros minerales ubicados en el área conocida como "Cerro Petaquilla", descrita en el Anexo I de este Contrato como "Area de la Concesión", con los fines de explorar, extraer, explotar, beneficiar, procesar, refinar, transportar, vender y comercializar todos los minerales, bases o preciosos, ubicados en el Area de la Concesión y, para tales fines, LA EMPRESA podrá diseñar, construir y operar toda clase de obras de infraestructura, incluyendo unidades de vivienda, centros de salud, educación y recreación, todo tipo de instalaciones aéreas y terrestres, instalaciones de generación de energía eléctrica para satisfacer las necesidades de esta Concesión así como para otros usos expresamente permitidos por el presente Contrato, plantas de procesamiento de aguas; almacenar y utilizar aguas naturales; y, en general, diseñar, construir y operar todas aquellas instalaciones y prestar todos aquellos servicios que sean necesarios o pertinentes para el desarrollo de esta Concesión, todo lo cual en lo sucesivo se denomina "EL PROYECTO".

EL ESTADO reconoce que el desarrollo de EL PROYECTO amparado bajo el presente Contrato representa un gran beneficio para el impulso de la industria minera en la República de Panamá y por lo tanto EL ESTADO lo considerará

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como prioritario y le prestará su asistencia a LA EMPRESA para lograr el cumplimiento y perfeccionamiento del objeto y los fines del presente Contrato.

CLAUSULA SEGUNDA

Definiciones

Para los efectos del Contrato, los siguientes términos tendrán el significado que a continuación se indica:

AFILIADA

Para los efectos de este Contrato, se entenderá como AFILIADA con relación a cualquier otra persona natural o jurídica, aquella persona natural o jurídica que directa o indirectamente, controla, es controlada por, o está bajo control común con dicha otra persona natural o jurídica mediante la tenencia del cincuenta por ciento (50%) o más de las acciones emitidas y en circulación con derecho ordinario a voto para la elección de los directores de dicha otra persona natural o jurídica, o mediante cualquier otro método o forma que represente control de hecho sobre dicha persona natural o jurídica. Para efectos de este Contrato se entiende además que TECK CORPORATION, INMET MINING CORPORATION y ADRIAN RESOURCES LTD., y las afiliadas o subsidiarias de éstas, serán consideradas como Afiliadas de LA EMPRESA mientras sean accionistas de ésta.

AREA DE PROYECTO

Será el área que LA EMPRESA designe dentro del Area de la Concesión para desarrollar la explotación de minerales y comprende todas las instalaciones, facilidades y estructuras que sobre dicha área establezcan LA EMPRESA, sus Afiliadas, contratistas o subcontratistas.

CERRO PETAQUILLA

Es la concesión amparada bajo el Contrato celebrado por y entre el Ministerio de Comercio e Industrias y GeoRecursos Internacional, S.A., identificado como el Contrato No. 27-A de 7 de agosto de 1991, con sus prórrogas y extensiones, y descrito en el Anexo I del presente Contrato.

CONCESION

Es el conjunto de derechos otorgados por EL ESTADO en virtud de este Contrato, los cuales incluyen, entre otros, el derecho de explorar, explotar y usufructuar los yacimientos minerales ubicados en el área de Cerro Petaquilla que se describe en el Anexo I de este Contrato, la cual se denomina como "Area de la Concesión".

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CONCESIONES COLINDANTES

Se refiere a las concesiones o solicitudes de concesiones, según sea el caso, a favor de ADRIAN identificadas como: Contrato No. 41 del 12 de julio de 1994, Contrato No. 39-A del 7 de julio de 1994, Contrato No. 39-B de 7 de julio de 1994, Contrato No. 59 de 29 de diciembre de 1994 todos celebrados por y entre el Ministerio de Comercio e Industrias y ADRIAN; y las solicitudes de concesiones Nos. 93-92, 93-93 y 94-39 según los registros que reposan en la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias de la República de Panamá.

CONTRATISTA

Serán aquellas personas naturales o jurídicas que LA EMPRESA, sus Afiliadas o cesionarias designen como Contratistas para efectos del presente Contrato, y bastará que LA EMPRESA notifique al Ministerio de Comercio e Industrias dicha designación para que la misma tenga efecto.

EMPRESA

Se refiere, a través del contenido del presente Contrato, a MINERA PETAQUILLA, S.A., al igual que a sus Afiliadas, y a las entidades cesionarias de estas y aquella.

ESTUDIO DE FACTIBILIDAD

Tendrá el significado que se le da en el Anexo II del presente Contrato, el cual forma parte integral del mismo.

FACILIDAD

Es toda excavación, fosa, agujero, pozo, zanja, canal, desagüe, equipo, ferrocarril, calles, carreteras, caminos, albergues o habitaciones para los trabajadores, tuberías, líneas de transmisión eléctrica, instalaciones y equipo para la generación de cualquier tipo de energía, acumulación o almacenamiento de materiales y materia prima, escombrera o acumulación de desechos y desperdicios de cualquier tipo, muelles, dársenas, flotadores o plataformas flotantes, estanque de residuos, estanque de sedimentación o asentamiento, y otros mejoramientos a la propiedad, accesorios fijos, molinos, trituradoras, instalaciones de lixiviación o flotación, instalaciones para mejoramiento o reclamación de aguas, rutas de acarreo o transporte, además de cualquier otras mejoras, accesorios, instalaciones o construcciones que sean, según LA EMPRESA, necesarias o recomendables para la exploración, desarrollo, extracción, beneficio o transporte de minerales o productos relacionados con el Area de la Concesión, las cuales se realizarán en cumplimiento con las reglamentaciones ambientales pertinentes.

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PRODUCCION BRUTA NEGOCIABLE

Para los propósitos del presente Contrato:

(a)

cuando la mena o el concentrado derivado de ésta sean vendidos como mena o como concentrado, la suma bruta recibida del comprador por razón de la venta luego de deducirse, de haberlos, todos los costos de fundición, penalidades y otras deducciones, y luego de deducidos todos los costos del transporte y el seguro de la mena o del concentrado, incurridos en su traslado desde la mina hasta la fundición o fábrica u otro lugar donde se lleve a cabo su entrega definitiva al comprador; o

(b)

cuando la mena o el concentrado sean procesados en una fundición y los metales recuperados en dicho proceso sean vendidos y entregados por LA EMPRESA, la suma bruta recibida del comprador por razón de la venta de los metales así entregados, luego de deducidos todos los costos de fundición, penalidades y otras deducciones, y luego de deducidos todos los costos del transporte y el seguro de la mena o del concentrado incurridos en su traslado desde la mina hasta la fundición, y todos los costos del transporte y el seguro de los metales, incurridos en su traslado desde la fundición hasta el lugar donde se lleve a cabo su entrega definitiva al comprador; o

(c)

cuando la mena o el concentrado sean procesados en una fundición de propiedad de LA EMPRESA o bajo el control de la misma, la suma bruta que se estime devengada por razón de la venta de la mena o del concentrado no será inferior a aquella suma que se hubiera podido obtener de una fundición que no fuera de propiedad de LA EMPRESA o que no estuviera controlada por ella con relación al procesamiento de mena o de concentrado de calidad y cantidad iguales.

PRODUCCION COMERCIAL

Se refiere a la extracción y procesamiento del mineral con el propósito de vender un producto final. La extracción y procesamiento del mineral para hacer pruebas y determinar el proceso metalúrgico que se utilizará, no se considerará Producción Comercial. Cuando se haya alcanzado el setenta por ciento (70%) de la capacidad de producción diseñada, conforme se defina en el Estudio de Factibilidad, y ésta se mantenga durante noventa días consecutivos, se considerará que se ha alcanzado Producción Comercial.

SUBCONTRATISTA

Serán aquellas personas naturales o jurídicas que LA EMPRESA, sus Afiliadas o cesionarias designen como Subcontratistas para efectos del presente

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Contrato, y bastará que LA EMPRESA notifique al Ministerio de Comercio e Industrias dicha designación para que la misma tenga efecto.

TERMINO INICIAL

Es el período de veinte (20) años siguiente a la fecha de promulgación de la ley por medio de la cual se apruebe este Contrato.

CLAUSULA TERCERA

Derechos y Obligaciones

A. DERECHOS DE LA EMPRESA

Durante la vigencia del presente Contrato EL ESTADO otorga a LA EMPRESA, lo cual hace extensivo, para los efectos del desarrollo de EL PROYECTO, a sus Afiliadas, y a los contratistas y subcontratistas que ellas designen, las siguientes facultades y derechos:

1.

Dentro del Área de la Concesión, según se describe en el Anexo I, realizar investigaciones geológicas relacionadas con los minerales que se encuentren en dicha Area de la Concesión antes y durante la extracción de los mismos.

2.

Realizar todo tipo de operaciones de minería, incluyendo pero sin limitarse a exploración, extracción, explotación, procesamiento, refinamiento, transporte, beneficio, venta y comercialización, dentro del Área de la Concesión, y llevar a cabo todas las demás operaciones y actividades necesarias y adecuadas para dichas operaciones de minería dentro y fuera del Area de la Concesión, siempre en cumplimiento con las reglamentaciones ambientales pertinentes.

3.	Llevar a cabo las actividades necesarias para beneficiar los minerales extraídos en las denominadas Areas del Proyecto de conformidad a las estipulaciones del presente Contrato.

4.

Transportar la mena, concentrado y los minerales extraídos, al igual que cualquier artículo, provisión, material o bien que LA EMPRESA estime necesario para su operación, empleando cualquier medio de transporte y método de seguridad reconocido dentro de la industria de la minería.

5.	Almacenar dentro y fuera del Area de la Concesión y exportar y comercializar la mena, concentrado y los minerales que haya extraído

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dentro del Area de la Concesión, de conformidad con las disposiciones legales y reglamentarias vigentes.

6.

El derecho de servidumbre de paso, cuando LA EMPRESA lo considere necesario para el desarrollo de EL PROYECTO, a través de la superficie y subsuelo de todas las tierras y aguas que sean propiedad de EL ESTADO a la fecha en que el Contrato entre en vigencia, sujeto a lo dispuesto en el Anexo IV de este Contrato, en la medida en que el mismo no vulnere los derechos adquiridos de terceros a este Contrato; y el derecho de construir, instalar, mantener y usar en la superficie o subsuelo de dichas tierras y aguas aquellas facilidades e instalaciones que LA EMPRESA necesite para el desarrollo de EL PROYECTO. En caso tal de que hiciera uso de una servidumbre de paso por el subsuelo, LA EMPRESA coordinará con la entidad estatal correspondiente todo lo relacionado con la protección de la capa freática en las reservas de agua dulce que pudiesen existir en el sitio de dicha servidumbre. LA EMPRESA gozará de este derecho de servidumbre y podrá ejercerlo sin estar sujeta a pagos por ningún concepto. Cuando las tierras propiedad de EL ESTADO sean enajenadas a terceros particulares luego de la entrada en vigencia del presente Contrato, prevalecerá el derecho de servidumbre de LA EMPRESA, sin perjuicio de la indemnización que corresponda por daños físicos a cultivos y mejoras permanentes construidas sobre las mismas.

En lo que respecta a lo dispuesto en el Anexo IV de este Contrato, LA EMPRESA y ADRIAN declaran que cualquier conflicto o controversia que se suscite entre las mismas con motivo de la ejecución o cumplimiento de lo convenido en dicho Anexo IV no afectará en modo alguno las respectivas obligaciones y compromisos que vinculan a LA EMPRESA conforme al presente Contrato y a ADRIAN respecto a las Concesiones Colindantes rente a EL ESTADO, a menos que el respectivo conflicto o controversia sea motivado o causado por algún acto u omisión de EL ESTADO.

7.

El derecho de servirse de y desviar las aguas de fuentes naturales cuando así lo requieran las actividades de EL PROYECTO, sin cargo alguno, entendiéndose que si estos usos perjudican o interfieren con los derechos o las propiedades de personas o entidades privadas o estatales que utilicen dichas aguas a la fecha en que entre en vigencia el presente Contrato, estas personas o entidades recibirán de LA EMPRESA justa compensación por el perjuicio sufrido de conformidad con las normas vigentes. De igual forma, LA EMPRESA garantizará el suministro de agua potable suficiente

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para la subsistencia de aquellas personas naturales que legalmente ocupen áreas afectadas al momento en que entre en vigencia el presente Contrato.

8.

El derecho a diseñar y construir puentes de acceso, tuberías, canales, rieles, ferrocarriles y demás facilidades de acceso o medios de transporte, y cualesquiera otras instalaciones y facilidades útiles o necesarias para la realización de EL PROYECTO, y usufructuar dichas instalaciones y facilidades sin estar sujeta al pago de ningún tipo de gravamen, canon, regalía, impuesto, ni ningún otro tipo de cargo por parte de EL ESTADO, a excepción del pago de cánones superficiales, regalías e impuestos municipales de conformidad con lo establecido en el presente Contrato. Se entiende que LA EMPRESA está facultada para extraer y utilizar los materiales o minerales que sean necesarios para llevar a cabo las obras de infraestructura, incluyendo pero sin limitarse a piedra, arena y cascajo, y que tendrá derecho a explotar canteras con el mismo fin sujeto a lo dispuesto por este Contrato y la legislación vigente que regule o reglamente la explotación de minerales no metálicos utilizados como materiales de construcción.

9.

Generar electricidad para uso de EL PROYECTO y vender o comercializar cualquier excedente de electricidad generada de acuerdo a la legislación vigente, así como establecer, construir y operar cualesquiera instalaciones de comunicación que LA EMPRESA considere necesaria para EL PROYECTO y las operaciones relacionadas con éste.

10.

El derecho a obtener, sin mayor demora, las licencias, permisos, aprobaciones y otras autorizaciones que sean generalmente requeridas por EL ESTADO o cualquiera de sus dependencias o instituciones autónomas o semiautónomas y que se necesiten para el desarrollo de EL PROYECTO. Sujeto a las demás disposiciones del presente Contrato, se entiende que todas estas licencias, aprobaciones o autorizaciones se otorgarán a los cargos usuales de aplicación general.

11.

Poseer, operar y usufructuar, libre del pago de cualquier tasa, gravamen o cargo por parte de EL ESTADO, vehículos, helicópteros, aviones, barcazas, equipo pesado de uso en tierra o en agua o anfibio, remolcadores, barcos de gran calado, embarcaciones de transporte de trabajadores, y cualquier otra maquinaria o equipo que sea necesario para el desarrollo efectivo de EL PROYECTO, y prestar los servicios aéreos, marítimos y terrestres dentro del territorio Panameño en la medida en que dichos servicios sean necesarios para el desarrollo de EL PROYECTO.

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12.

LA EMPRESA tendrá el derecho de adquirir, arrendar o usufructuar aquellas tierras de EL ESTADO dentro o fuera del Area de la Concesión que sean necesarias o útiles para el desarrollo de EL PROYECTO. LA EMPRESA podrá adquirir estas tierras en propiedad, en arrendamiento o en usufructo por conducto del Ministerio de Hacienda y Tesoro, el cual dará curso a tales solicitudes y accederá a concederlas directamente a LA EMPRESA sin necesidad de someter dicha concesión a los mecanismos de licitación pública, concurso o solicitud de precios establecidas en el Código Fiscal siempre que dichas tierras estén disponibles y en la medida en que no se vulneren derechos adquiridos de terceros a este Contrato por razón de otras concesiones mineras, sujeto a lo dispuesto en el Anexo IV de este Contrato. Cuando se trate de tierras adquiridas en usufructo o en arrendamiento, las sumas a pagar por parte de LA EMPRESA no serán superiores a los cánones superficiales por hectárea que se establecen en la presente Cláusula. Cuando se trate de tierras que LA EMPRESA desee adquirir en propiedad, el precio a pagar por dichas tierras será determinado por los procedimientos establecidos en la legislación vigente.

En caso de que LA EMPRESA necesite tierras de propiedad privada que se encuentren dentro o fuera del Area de la Concesión, todo lo relativo a su uso, su posesión o su adquisición, con excepción de lo estipulado en el numeral siete (7) del Literal A de la presente Cláusula, se tramitará de conformidad con lo dispuesto en el Código de Recursos Minerales y este Contrato.

13.

LA EMPRESA tendrá derecho a diseñar, construir y operar, directamente o a través de terceros, siempre bajo su propia dirección, muelles, dársenas y demás instalaciones portuarias y atracaderos que LA EMPRESA requiera dentro del Area del Puerto, según se determine en el Estudio de Factibilidad, en relación con las actividades contempladas en el presente Contrato, y se entenderá que dichos muelles, dársenas y demás instalaciones portuarias y atracaderos serán para el uso prioritario de LA EMPRESA. Las tasas o los derechos portuarios que pudiesen establecerse por el uso de dichas instalaciones no se aplicarán ni a LA EMPRESA y sus naves ni a las naves pertenecientes a o que estén bajo el control de terceros que presten servicios relacionados con el objeto del Contrato. Tan pronto como este Contrato llegue al término de su duración de acuerdo con la Cláusula Quinta, las citadas instalaciones portuarias pasarán a ser propiedad de EL ESTADO, y éste asumirá la responsabilidad de su operación.

No obstante lo expresado en el párrafo que antecede, EL ESTADO se reservará el derecho de permitir el uso de dichas instalaciones portuarias a otras naves para fines distintos a los amparados bajo el presente

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Contrato. En este último caso, LA EMPRESA se reservará el derecho de cobrar a dichas naves los derechos de muellaje que estime convenientes y podrá objetar el uso de las instalaciones portuarias por dichas naves si dicho uso perjudica o interfiere de algún modo con las actividades que LA EMPRESA, sus Afiliadas, contratistas o subcontratistas desarrollen. En todo caso, LA EMPRESA podrá además cobrar derechos o tasas razonables por el uso de grúas, tuberías, almacenes de depósito, y demás servicios, instalaciones y facilidades que LA EMPRESA provea o suministre o ponga a disposición de dichas naves.

14.

Organizar, establecer y prestar servicios de pilotaje, remolque, reparación, movilización en lanchas y, en general, servicios de ayuda a la navegación. Se entiende que esta facultad no implica la obligación de hacerlo y, por consiguiente, su ejercicio es una potestad discrecional de LA EMPRESA. Estos servicios serán prestados por personal idóneo escogido por LA EMPRESA al amparo de las licencias que al efecto le otorgará EL ESTADO a dicho personal. El costo de estos servicios será sufragado con cargo a las tasas o derechos que al efecto establezca EL ESTADO. No se aplicarán derechos o tasas a favor de EL ESTADO cuando se trate de naves de propiedad de LA EMPRESA, naves que estén prestando servicios a LA EMPRESA, o naves que presten servicios en relación con las actividades contempladas en el presente Contrato. Cuando LA EMPRESA no desee seguir prestando alguno de los servicios a que se refiere esta cláusula, deberá notificárselo a EL ESTADO a más tardar con seis (6) meses de antelación. En ese caso, EL ESTADO prestará el servicio cobrando las tarifas de aplicación general que se hayan establecido, y éstas se le aplicarán tanto a LA EMPRESA como o a quienes presten servicios a LA EMPRESA en relación con las actividades contempladas en el presente Contrato, dando siempre prioridad a LA EMPRESA en la prestación de dichos servicios y actividades. No obstante lo anterior, se entiende que EL ESTADO ofrecerá a LA EMPRESA la tarifa más favorable que al momento ofrezca o pueda ofrecer a otros usuarios.

15.

Diseñar, establecer, construir, mantener, renovar y expandir obras, instalaciones, anexos, obras y servicios auxiliares, que tengan que ver con actividades aéreas, marítimas o terrestres, al igual que diseñar, construir, mantener, renovar y expandir rompeolas, muelles, helipuertos, pistas de aterrizaje, torres de comunicación, caminos, puentes, carreteras, malecones, dragados, canales y dársenas en relación con las actividades contempladas en el presente Contrato o con el desarrollo de dichas actividades, y hacer uso de semejantes instalaciones sin costo alguno, siempre que ese uso cumpla lo dispuesto en las leyes y reglamentos sobre

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construcción, sanidad, seguridad, higiene ocupacional y protección del medio ambiente que estén vigentes y sean de aplicación general.

16.

Se entienden incluidas dentro del Area de la Concesión, y parte integral de EL PROYECTO, las instalaciones y el equipo de transporte que sean inamovibles y que LA EMPRESA utilice en relación con las actividades contempladas en el presente Contrato, así como tuberías, acueductos, ductos, rieles, terminales y demás instalaciones destinadas al transporte de mena o minerales, de carga y de mercaderías en general, o a actividades inherentes al funcionamiento de LA EMPRESA, cuando hayan sido construidos o vayan a ser construidos con miras al ejercicio de los derechos de servidumbre de paso que tenga LA EMPRESA.

17.

Administrar y operar EL PROYECTO, y ceder total o parcialmente los correspondientes derechos respecto de una porción o de una etapa o fase de EL PROYECTO o de su totalidad, conforme a lo dispuesto en la Cláusula Novena de este Contrato.

18.

Además de los derechos y autorizaciones que anteceden, LA EMPRESA tendrá el derecho y la facultad para realizar aquellos actos o actividades que considere incidentales o conducentes a la consecución de los objetivos descritos en la Cláusula Primera de este Contrato y al ejercicio de los derechos y facultades otorgados en la presente Cláusula.

B. OBLIGACIONES DE LA EMPRESA

1.

Los estudios de Evaluación Ambiental Preliminar, de Reconocimiento Ambiental y de Viabilidad Ambiental y sus anexos, en su conjunto denominados Informe Ambiental, requeridos por el Reglamento Ambiental del Sector Minero vigente a la fecha en que entre en vigencia el presente Contrato, formarán parte integral de este Contrato y serán de obligatorio cumplimiento por LA EMPRESA. La Dirección General de Recursos Minerales evaluará los estudios que conforman el Informe Ambiental en consulta con el INRENARE.

2.

Antes de iniciar el período de extracción, LA EMPRESA presentará un Estudio de Viabilidad Ambiental específicamente del Area del Proyecto en la cual se llevará a cabo la respectiva extracción. Dicho estudio será realizado o revisado por expertos en la materia previamente aprobados por la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias. Dicho estudio deberá ser evaluado, y se deberá definir su aprobación, modificación o rechazo en un plazo de 45 días luego de la

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fecha de presentación a la Dirección General de Recursos Minerales. Transcurrido dicho plazo, de no haber emanado un pronunciamiento por parte de la Dirección General de Recursos Minerales, se entenderá por aprobado el Estudio de Viabilidad Ambiental, de manera que LA EMPRESA podrá proceder a desarrollar sus actividades de acuerdo al contenido de dicho Estudio.

3.

Al inicio de cada año, LA EMPRESA deberá presentar un Plan de Trabajo que abarque las proyecciones y costos aproximados para el respectivo año a la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias.

4.

LA EMPRESA deberá pagar en efectivo a EL ESTADO, sujeto a las deducciones establecidas en la Cláusula Décima Tercera del presente Contrato, los siguientes cánones superficiales anuales por hectárea sobre el Area de la Concesión no definida como Area de Proyecto según la Cláusula Cuarta del presente Contrato:

Años	US$ por Hectárea
1º y 2º	0.50
3º y 4º	1.00
Del 5º en adelante	1.50

5.

LA EMPRESA deberá pagar en efectivo a EL ESTADO, sujeto a las deducciones establecidas en la Cláusula Décima Tercera del Contrato, los cánones superficiales por cada hectárea que comprenda las zonas identificadas como Area(s) de Proyecto según la Cláusula Cuarta del presente Contrato y las regalías anuales sobre los minerales extraídos, conforme a la siguiente tabla:

Clase de		Primeros		Del 6º al		11º años
Mineral		5 Años		10º años		en adelante	Regalía
I	B/	0.75	B/	1.25	B/	2.00	2%
II		1.00		2.00		3.00	2%
III		1.00		2.00		3.00	4%
IV		1.00		2.50		3.50	2%
V		0.50		1.00		1.00	2%
VI		1.50		3.00		4.00	2%

Se entiende que las clases de minerales que anteceden tendrán los siguientes significados:

Clase I: Minerales no metálicos, excluyendo los materiales de construcción.

Clase II: Minerales metálicos excepto los minerales preciosos.

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Clase III: Minerales preciosos aluvionales.

Clase IV: Minerales preciosos no aluvionales.

Clase V: Minerales energéticos, excepto los hidrocarburos.

Clase VI: Minerales de reserva.

Los pagos de cánones superficiales se harán por anualidades adelantadas y los de regalía por trimestres vencidos dentro de un período de sesenta (60) días contados a partir de la fecha de su vencimiento. Los cánones superficiales se computarán basándose en el total de la superficie retenida al principio de cada año.

En la presente Cláusula, la regalía a pagar por LA EMPRESA se expresa como un porcentaje de la Producción Bruta Negociable según se define en la Cláusula Segunda del presente Contrato.

6.

LA EMPRESA se obliga a presentar anualmente al Ministerio de Comercio e Industrias los informes que se detallan a continuación, y dicha Dirección se encargará de informar a otras instituciones gubernamentales y, según convenga, proporcionar la información del caso:

a)

Informe de operaciones, el cual formará parte del informe anual, a menos que, previo aviso a LA EMPRESA con un mínimo de sesenta (60) días de antelación, el Ministerio de Comercio e Industrias requiera que sea entregado en otra forma. Dicho informe deberá contener información relativa a los minerales extraídos, transportados y beneficiados; los precios aplicables, el número y tipo de operaciones mineras llevadas a cabo durante el período cubierto por el informe y el éxito obtenido en estas operaciones; los procedimientos que se hayan aplicado a las operaciones mineras de acuerdo con las buenas normas de operación, los registros de sondeos, las muestras, los datos topográficos, geológicos y mineralógicos obtenidos, la ubicación de las perforaciones y de los lugares estudiados, mapas, planos y cortes geológicos y toda la demás información técnica adicional importante obtenida en el proceso de las operaciones y los datos que no se hayan sometido previamente, indicándose si se han obtenido minerales en cantidades comerciales, y si éste es el caso, un estimado de la fecha en que se iniciará la extracción y la magnitud de las operaciones planeadas.

b)

Informe sobre el empleo y adiestramiento, que formará parte del informe anual, a menos que EL ESTADO requiera que sea entregado en otra forma. Este informe consistirá en una declaración que cubra el año fiscal anterior en cuanto al empleo de panameños y

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extranjeros y al desenvolvimiento de los programas de adiestramiento.

Todo informe contendrá una declaración jurada de LA EMPRESA o de la persona autorizada para actuar en su nombre.

7.

LA EMPRESA permitirá a EL ESTADO el examen de los informes técnicos relacionados con EL PROYECTO y la inspección rutinaria de todas las instalaciones de dicho Proyecto durante días y horas laborables, entendiéndose que EL ESTADO asume todo gasto y riesgo que las citadas inspecciones le puedan ocasionar.

8.

LA EMPRESA permitirá a EL ESTADO el acceso y la utilización de las facilidades portuarias y las instalaciones complementarias, que LA EMPRESA establezca con sujeción a las disposiciones de la Cláusula Tercera, literal A, numerales 13 y 14 del Contrato.

9.

Antes de que se inicien las actividades de extracción, LA EMPRESA creará y participará en la administración de un fondo de becas por un monto total de DOSCIENTOS CINCUENTA MIL DOLARES de los Estados Unidos de América (US$250,000.00) que será empleado para sufragar estudios y cursos de adiestramiento o formación profesional de habitantes de las comunidades aledañas a EL PROYECTO, ubicadas en las Provincias de Coclé y Colón. Dichos habitantes serán seleccionados por un comité integrado por representantes de las comunidades y de LA EMPRESA.

10.

LA EMPRESA se obliga a dar el debido mantenimiento a todas las obras de minería e infraestructura y de servicios del PROYECTO, siempre ajustándose a las normas y reglamentos vigentes de aplicación general en materia de seguridad ocupacional, sanidad y construcción. De igual forma, LA EMPRESA podrá abandonar EL PROYECTO, parcialmente o en su totalidad, cuando lo estime necesario, siempre que cumpla con todas las obligaciones estipuladas en el presente Contrato.

CLAUSULA CUARTA

Areas de Proyecto e Inversión Inicial

1.

Bajo los términos del presente Contrato, LA EMPRESA, sus Afiliadas, contratistas y subcontratistas podrán en todo momento realizar trabajos y estudios de evaluación, factibilidad y exploración minera en todo o en parte del Area de la Concesión, con miras a la explotación comercial de EL PROYECTO o cualquier AREA DE PROYECTO.

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2.

LA EMPRESA y sus Afiliadas tendrán la opción de devolver al ESTADO cualquier parte, sección o porción del Area de la Concesión ajustándose, de ser procedente, a lo estipulado en la Cláusula Séptima de este Contrato sobre la Protección del Medio Ambiente. Además, LA EMPRESA podrá realizar una evaluación de mineralización del Area de la Concesión, y definir una o más "Area(s) de Proyecto". Una vez definida un Area de Proyecto, LA EMPRESA iniciará un estudio de factibilidad ("Estudio de Factibilidad") en dicha Area de Proyecto, el cual deberá ser presentado al Ministerio de Comercio e Industrias. LA EMPRESA podrá dividir el Area de la Concesión en un número plural de zonas de desarrollo que estime conveniente y podrá designar una o más de tales zonas como Area de Proyecto, entendiéndose que las mismas podrán tener cualquier forma o configuración. De cualquier forma, LA EMPRESA deberá presentar ante el Ministerio de Comercio e Industrias un estudio de factibilidad referente a alguna de las Aéreas de la Concesión definida como Área de Proyecto, a más tardar dentro de los 18 meses siguientes a la fecha de promulgación de la Ley por medio de la cual se apruebe el presente Contrato, y dicho estudio deberá cumplir con los requisitos establecidos en el Anexo II que forma parte integral del presente Contrato.

3.

Dentro de un período de no más de sesenta (60) meses luego de la entrada en vigencia del presente Contrato, LA EMPRESA invertirá en exploración, infraestructura, carreteras y un estudio de factibilidad no menos de DIEZ MILLONES DE DOLARES de los Estados Unidos de América (US$10,000,000.00).

CLAUSULA QUINTA

Duración del Contrato

Este Contrato tendrá una duración de veinte (20) años contados a partir de la entrada en vigencia de la presente Ley que lo aprueba. Si LA EMPRESA ha cumplido sustancial y razonablemente con las obligaciones que contrae por virtud del presente Contrato, y si no se ha producido su terminación por mutuo acuerdo antes de que haya transcurrido dicho lapso, LA EMPRESA solicitará y obtendrá hasta dos (2) prórrogas consecutivas del Contrato, entendiéndose que cada una de dichas prórrogas tendrá una duración de veinte (20) años. Queda entendido que en atención a solicitud presentada ante el Ministerio de Comercio e Industrias dentro de los ciento veinte (120) días anteriores o los ciento veinte días posteriores al término de cada período de veinte (20) años, el citado Ministerio de Comercio e Industrias otorgará cada una de las respectivas prórrogas de que trata la presente Cláusula, entendiéndose otorgadas dichas prórrogas si el Ministerio de

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Comercio e Industrias no se pronuncia respecto a la misma dentro de un período de sesenta (60) días luego de presentada la citada solicitud ante el Ministerio de Comercio e Industrias.

Al finalizar el presente Contrato, incluyendo sus prórrogas, LA EMPRESA podrá dejar en sus propiedades o remover de ellas libremente, pero con la debida observancia de este Contrato y de las disposiciones legales y reglamentarias de la República de Panamá que le sean aplicables en materia de demolición, urbanismo y sanidad, todos los artículos de su propiedad, las instalaciones, mejoras, accesorios, anexos, equipos y toda otra propiedad de cualquier naturaleza, sea propiedad mueble o conectada total o parcialmente a la propiedad inmueble de LA EMPRESA, sin que LA EMPRESA tenga que hacer pago alguno a EL ESTADO por razón de tal retiro o remoción. Sin embargo, de darse tal supuesto, todos los muelles, rellenos, obras e instalaciones marítimas o terrestres construidas por LA EMPRESA sobre tierras u otros bienes de propiedad de EL ESTADO, pasarán a ser propiedad de EL ESTADO, sin costo alguno para éste.

CLAUSULA SEXTA

Compromiso de Desarrollo e Inversión

Para que LA EMPRESA mantenga los beneficios fiscales que EL ESTADO le otorga mediante el presente Contrato, y como consideración por parte de LA EMPRESA para que EL ESTADO celebre el presente Contrato, LA EMPRESA se compromete a lo siguiente:

1.

LA EMPRESA, sus AFILIADAS, Contratistas o Subcontratistas llevaran a cabo un ESTUDIO DE FACTIBILIDAD para el desarrollo de la mina de cobre en el AREA DE LA CONCESION y para el procesamiento de la mena a concentrado. El costo de dicho ESTUDIO DE FACTIBIL IDAD no será inferior a SIETE MILLONES DE DOLARES de los Estados Unidos de América (US$7,000,000.00), incluyendo las sumas que se hayan invertido en dicho estudio con anterioridad a la fecha de este Contrato. La preparación de dicho ESTUDIO DE FACTIBILIDAD se ajustará a los parámetros establecidos en el Anexo II de este Contrato. LA EMPRESA se obliga a entregar una copia del ESTUDIO DE FACTIBILIDAD al Ministerio de Comercio e Industrias dentro de los 18 meses siguientes a la fecha de promulgación de la ley por medio de la cual se apruebe el presente Contrato. LA EMPRESA igualmente entregará a dicho Ministerio una declaración jurada en la que se detallen las sumas invertidas en la preparación de dicho ESTUDIO DE FACTIBILIDAD.

2.	Durante los tres años posteriores a la fecha de entrega del ESTUDIO DE FACTIBILIDAD de que trata el numeral anterior al Ministerio de Comercio e

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Industrias, LA EMPRESA deberá iniciar el desarrollo de la mina de cobre y la construcción de la infraestructura necesaria para la operación de dicha mina de conformidad con el programa contemplado en el Anexo III del presente Contrato. No obstante lo anterior, LA EMPRESA podrá aplazar el inicio del desarrollo de la mina y de la construcción de la infraestructura correspondiente y por consiguiente el período de tiempo equivalente a los meses que transcurran desde la fecha de entrega del mencionado ESTUDIO DE FACTIBILIDAD durante los cuales el precio promedio de la libra de cobre refinado según las cotizaciones de la Bolsa de Metales de Londres sea inferior a la suma que resulte de sumar (a) el precio del cobre utilizado en el caso base (base case) del modelo óptimo que aparezca en el citado ESTUDIO DE FACTIBILIDAD que arroje una tasa de retorno que permita conseguir el financiamiento necesario en los mercados de capitales internacionales más (b) un cinco por ciento (5%) de éste.

PARAGRAFO: El aplazamiento por razones de bajo precio del cual trata el ordinal 2 de esta Cláusula no podrá extenderse más allá de cinco (5) años contados desde el vencimiento del plazo inicial de tres (3) años de que trata dicho ordinal, sin que la Empresa le comunique a EL ESTADO su decisión de proceder a realizar la inversión correspondiente al desarrollo y construcción de la mencionada infraestructura y dé inicio a dichos trabajos. De extenderse el aplazamiento más allá de dichos cinco (5) años, quedará resuelto el presente Contrato y vencida la Concesión. Durante el período de aplazamiento, LA EMPRESA podrá formular propuestas para el desarrollo de EL PROYECTO en términos y condiciones distintos a los pactados en el presente Contrato y EL ESTADO conviene en considerar de buena fe dichas propuestas. No obstante, por los dos (2) años subsiguientes al vencimiento de dicho plazo de cinco (5) años, LA EMPRESA gozará de primera opción para el desarrollo de EL PROYECTO en caso de que EL ESTADO reciba de algún tercero (el "Tercero Oferente") una oferta (la "Oferta") para tal propósito. Si EL ESTADO recibe alguna Oferta que pretenda aceptar, deberá comunicársela y dar traslado de la misma por escrito a LA EMPRESA, la cual dispondrá de noventa (90) días contados a partir de la fecha de recibo de dicha comunicación para ejercer su primera opción de llevar a cabo el desarrollo de EL PROYECTO, en términos al menos igual de ventajosos para EL ESTADO a los propuestos en dicha Oferta. Si LA EMPRESA le comunica a EL ESTADO su decisión de no ejercer dicha primera opción o deja de ejercer la misma contados los noventa (90) días de la comunicación y traslado antes señalados, EL ESTADO podrá negociar el o los contratos de concesión con el respectivo Tercero Oferente, siempre que los mismos no reflejen un conjunto de derechos y obligaciones más ventajosos para el Tercero Oferente que los contenidos en la respectiva Oferta.

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Este procedimiento de primera opción se aplicará a cualquier Oferta formulada por un Tercero Oferente durante el mencionado período de dos años respecto de la cual LA EMPRESA no haya negado o dejado de ejercer su primera opción.

3.	Antes del inicio de la producción comercial de cobre, LA EMPRESA conjuntamente con sus Afiliadas, contratistas y subcontratistas cumplirán los siguientes compromisos:

(a)

Invertir no menos de CUATROCIENTOS MILLONES DE DOLARES de los Estados Unidos de América (US$400,000,000.00) en el desarrollo y construcción de la mina e infraestructura de modo consecuente con lo previsto en el Estudio de Factibilidad mencionado en el numeral 1 de esta Cláusula o en cualquier otro Estudio de Factibilidad que se realice con posterioridad o modificaciones a los mismos, que apruebe LA EMPRESA, siempre que se hayan entregado copias de dichos estudios o modificaciones al Ministerio de Comercio e Industrias.

(b)

Contratar no menos de 700 trabajadores panameños para el desarrollo y construcción de la mina, utilizando preferiblemente la mano de obra proveniente del Municipio o los Municipios donde se encuentre ubicada el Área de la Concesión.

4.

Una vez que se alcance la producción sostenida de concentrado de cobre en el Área de la Concesión a las tasas proyectadas en el Estudio de Factibilidad, LA EMPRESA, sus Afiliadas, contratistas y subcontratistas contratarán para la operación de EL PROYECTO a no menos de 300 trabajadores panameños permanentes, quedando entendido que el número total de dichos trabajadores podrá variar como resultado de los cambios en las condiciones de mercado y las innovaciones tecnológicas

5.

Para efectos de lo dispuesto en el numeral 2 de esta Cláusula, el precio promedio ajustado del cobre refinado en la Bolsa de Metales de Londres para un mes determinado será igual al promedio de los precios de cierre para una libra de cobre refinado en cada día de dicho mes durante el cual la Bolsa esté abierta para el ejercicio de las actividades mercantiles, derivado de las cotizaciones publicadas por dicha Bolsa

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6.

En adición a cualesquiera demoras que ocurran en el desarrollo de la mina, permitidas por la Cláusula Vigésima del presente Contrato, LA EMPRESA, en consulta con el Ministerio de Comercio e Industrias, podrá aplazar el inicio de dicho desarrollo o la terminación del mismo durante los períodos de inestabilidad económica comprobada en el país o a nivel internacional que ocasionen aumentos imprevistos en los costos de los materiales, suministros o mano de obra por encima de los contemplados en el Estudio de Factibilidad referido en el numeral primero de esta Cláusula, o cuando dichos períodos de comprobada inestabilidad impidan la obtención de financiamiento para EL PROYECTO en los mercados financieros internacionales bajo términos y condiciones habituales. LA EMPRESA notificará inmediatamente al Ministerio de Comercio e Industrias en caso de que cualquiera de estos eventos ocurra y consultará con dicho Ministerio mientras dure el respectivo período de inestabilidad con el objeto de determinar si las condiciones han cambiado o si se hace necesaria una modificación al Estudio de Factibilidad a fin de poder iniciar el desarrollo de la misma o la reanudación de dicho desarrollo.

CLAUSULA SEPTIMA

Protección del Medio Ambiente

LA EMPRESA se obliga a realizar sus actividades manteniendo en todo momento una protección apropiada del medio ambiente del Area de la Concesión, cumpliendo con las disposiciones legales y reglamentarias de aplicación general que estén vigentes en la República de Panamá.

LA EMPRESA responderá por los daños que por su culpa, dolo o negligencia se ocasionen al medio ambiente por razón de sus operaciones, y con este fin LA EMPRESA constituirá una fianza a favor de EL ESTADO por la suma de TRES MILLONES DE DOLARES de los Estados Unidos de América (US$3,000,000.00), mediante efectivo, cheque certificado, póliza de compañía de seguros, carta de promesa de pago de una institución financiera, carta de crédito emitida por un banco local, garantías bancarias, o mediante cualquier otro medio permitido por las leyes en vigencia. Dicha fianza se constituirá al inicio de la construcción de la mina, y la totalidad de la misma o la porción no reclamada por EL ESTADO será cancelada o devuelta a LA EMPRESA, según sea el caso, a más tardar al año luego de la terminación del presente Contrato. La misma deberá emitirse a favor del Ministerio de Comercio e Industrias y de la Contraloría General de la República de Panamá. El monto de la fianza no significa límite de responsabilidad para LA EMPRESA.

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En adición a las obligaciones de restauración contempladas en el Código de Recursos Minerales, LA EMPRESA se compromete a financiar un Programa de Reforestación para aquellas áreas de la concesión en las cuales LA EMPRESA haya causado algún tipo de deforestación, sujeto al grado de deterioro que se haya causado a la naturaleza. El programa se llevará a cabo utilizando especies de árboles nativos en la zona cercana al Area de la Concesión en consulta con las autoridades respectivas, y con posibilidades de que se puedan plantar especies de mayor conveniencia para la población y el medio ambiente.

CLAUSULA OCTAVA

Contratación de Expertos

LA EMPRESA, sus Afiliadas, contratistas y subcontratistas darán preferencia a la contratación de mano de obra nacional. Sin embargo, podrán contratar personal extranjero siempre que el número total de extranjeros contratados no exceda el veinticinco por ciento (25%) de la totalidad de la fuerza laboral de EL PROYECTO.

No obstante lo anterior, desde la entrada en vigencia del presente Contrato y durante los primeros cinco (5) años contados a partir del inicio de las obras de construcción a que se refiere este Contrato, se permitirá un porcentaje mayor de especialistas, técnicos o trabajadores extranjeros con experiencia en el ramo de la minería en atención a los requerimientos de LA EMPRESA, sus Afiliadas, contratistas o subcontratistas, a los que EL ESTADO otorgará los permisos de trabajo, las licencias y las visas que necesiten para tal efecto.

LA EMPRESA se compromete a cumplir con la transferencia de tecnología al personal panameño en caso de contratación de extranjeros.

Para los efectos de la aplicación de los porcentajes antedichos, se considerará la totalidad de la fuerza laboral de EL PROYECTO, que comprenderá los trabajadores contratados por LA EMPRESA, sus Afiliadas, contratistas y subcontratistas.

CLAUSULA NOVENA

Cesión de Contrato

LA EMPRESA podrá ceder o traspasar total o parcialmente este Contrato sin alterar ninguno de sus términos ni condiciones, al igual que la totalidad o parte del Area de la Concesión, siempre que la cesionaria cuente con la capacidad técnica y financiera, pudiendo ser una sociedad panameña o una sociedad extranjera debidamente registrada y facultada para realizar negocios en la

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República de Panamá. Dicha cesión concederá al cesionario todos los derechos y obligaciones que mediante el presente Contrato asume LA EMPRESA.

Cuando la cesión o traspaso a que hace referencia esta Cláusula sea a favor de una Afiliada de LA EMPRESA, el único requisito con que LA EMPRESA deberá cumplir para efectuar dicha cesión o traspaso será el de comunicarlo por escrito al Ministerio de Comercio e Industrias con quince (15) días de anticipación. Una vez realizada dicha notificación, la cesión o traspaso será efectiva y el Ministerio de Comercio e Industrias deberá emitir una certificación mediante la cual conste dicha cesión o traspaso dentro de los treinta (30) días siguientes.

Cuando la cesión o traspaso haya de hacerse a favor de terceros que no sean Afiliadas de LA EMPRESA, se requerirá la autorización previa del Ministerio de Comercio e Industrias, excepto en los casos a que se refiere el último párrafo de la presente Cláusula. En casos de cesión o traspaso a terceros, LA EMPRESA notificará dicho hecho al Ministerio de Comercio e Industrias el cual deberá pronunciarse dentro de los treinta (30) días siguientes a la fecha de la respectiva notificación. Si transcurrido dicho período de treinta (30) días, el Ministerio de Comercio e Industrias no se ha pronunciado con relación a la cesión o traspaso respectivo, se entenderá que no existe objeción a dicha cesión o traspaso y que la misma ha sido aprobada, entendiéndose que el Ministerio de Comercio e Industrias certificará dicho traspaso o cesión.

En caso de cesión total o parcial del presente Contrato, el cesionario asumirá todos los derechos y obligaciones que se deriven del mismo, entendiéndose que LA EMPRESA quedará libre de toda obligación dimanante de hechos o actos que se den con fecha posterior a la cesión con respecto a lo cesionado, y en caso de cesión o traspaso parcial el Cesionario asumirá la proporción que corresponde de los derechos y obligaciones contractuales según se estipule en el respectivo acuerdo de cesión o traspaso.

La cesión o traspaso, ya sea total o parcial, no generarán a favor de EL

ESTADO ningún tipo de impuesto, derecho, contribución, tasa o gravamen.

Queda entendido que las concesión mineras amparadas bajo el presente Contrato pueden ser gravadas total o parcialmente, previa notificación al Ministerio de Comercio e Industrias, siempre y cuando el acreedor sea una institución financiera de solidez reconocida y comprobada. Además, no obstante lo anterior, el acreedor hipotecario podrá asumir total o parcialmente la concesión gravada y podrá a su vez traspasarla o cederla a un tercero, siempre que dicho tercero sea una sociedad Panameña o extranjera debidamente registrada en la República de Panamá directamente o a través de una subsidiaria con reconocida capacidad

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técnica y financiera, con un valor patrimonial neto consolidado para sus accionistas que no será inferior a TRESCIENTOS MILLONES DE DOLARES de los Estados Unidos de América (US$300,000,000.00), incluyendo sus Afiliadas. Bastará la previa notificación al Ministerio de Comercio e Industrias para que dicho traspaso o cesión sea efectiva.

CLAUSULA DECIMA

Energía

LA EMPRESA, directamente o a través de terceros, podrá generar energía eléctrica para su uso, y con este fin podrá construir y operar instalaciones hidroeléctricas y plantas térmicas, así como otros medios de generación de energía tanto dentro como fuera del Area de la Concesión, según lo que LA EMPRESA considere necesario para el desarrollo de las actividades que el presente Contrato contempla. Queda entendido que LA EMPRESA podrá vender y comercializar cualquier excedente de energía eléctrica, siempre y cuando cumpla con las normas y disposiciones vigentes.

CLAUSULA DECIMA PRIMERA

Obligaciones de EL ESTADO

EL ESTADO tendrá las siguientes obligaciones:

A.

Conceder y procurar a LA EMPRESA el uso pleno, ininterrumpido y pacífico del Area de la Concesión, la cual se define y describe en la Cláusula Segunda y el Anexo I, que forma parte integral del presente Contrato.

B.

De ser requeridos por LA EMPRESA, suministrar dentro o fuera del Area de la Concesión los servicios de bomberos, policía, aduana, migración, sanidad y cualquier otro servicio público que no preste EL ESTADO. Queda entendido que el costo adicional de dichos servicios así como el de la infraestructura necesaria para la prestación de los mismos correrán por cuenta de LA EMPRESA. Se entiende que los bienes muebles necesarios para la prestación de estos servicios, cuyo costo corra por cuenta de LA EMPRESA, serán propiedad de LA EMPRESA.

C.

Otorgar a LA EMPRESA las licencias o permisos, aprobaciones y autorizaciones que requiera EL ESTADO o cualquiera de sus dependencias, instituciones autónomas o semiautónomas y subdivisiones políticas, en relación con las actividades que desarrolle LA EMPRESA de conformidad

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con el presente Contrato, quedando entendido que tales licencias, autorizaciones y aprobaciones le serán concedidas a las tarifas vigentes de aplicación general y previo cumplimiento de los requisitos correspondientes establecidos por la ley.

CLAUSULA DECIMA SEGUNDA

Exenciones Fiscales

EL ESTADO le otorga a LA EMPRESA, y a sus Afiliadas (y, en los casos expresamente mencionados, a sus contratistas y subcontratistas), las siguientes exenciones fiscales durante toda la vigencia del presente Contrato:

A.

Exoneración para LA EMPRESA, sus Afiliadas, contratistas y subcontratistas de todo derecho o impuesto de importación, contribución, cargo, derecho consular, gravamen, tasa u otro impuesto o contribución, o de cualquier denominación o clase que recaigan sobre la introducción e importación de equipos, maquinarias, materiales, repuestos, diesel y Bunker C y otros derivados del petróleo quedando entendido que se causará, no obstante, cuando sea aplicable, la tarifa de protección contemplada en la Cláusula Vigésima Segunda del Contrato No. 35 del 15 de septiembre de 1992, aprobado mediante la Ley No. 31 del 31 de diciembre de 1992, la cual fue instrumentada mediante el Decreto de Gabinete No. 38 de 9 de septiembre de1992; materias primas, lubricantes, vehículos de trabajo necesarios utilizados en el desarrollo eficiente y económico de las operaciones amparadas en el presente contrato, naves, aeronaves, artefactos, partes y accesorios exclusivamente destinados a la construcción, desarrollo, operación, mantenimiento, infraestructura y actividades de EL PROYECTO. Queda entendido por las partes que los bienes exonerados conforme a este numeral deberán ser utilizados únicamente en el desarrollo de EL PROYECTO. Dichos bienes no podrán ser vendidos ni traspasados sin autorización previa y por escrito de EL ESTADO, sino cuando hayan transcurrido un mínimo de dos (2) años desde la fecha de su compra y siempre con sujeción al pago del impuesto respectivo, el cual será calculado en base al valor del bien al momento de la venta o traspaso. Queda entendido, no obstante, que se podrá realizar el traspaso de estos bienes a cualquier Afiliada de LA EMPRESA o a cualquier otra persona natural o jurídica que goce del beneficio de exención del impuesto de introducción de que goza LA EMPRESA, cumpliendo con las disposiciones legales vigentes.

Para efectos de acogerse a las exoneraciones del Impuesto de Importación de que trata el literal A de la presente Cláusula, LA

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EMPRESA, sus Afiliadas, contratistas o subcontratistas, notificarán a la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias su intención de introducir los bienes o productos exonerados, y dicha Dirección expedirá, dentro de un período máximo de treinta (30) días luego de recibida la notificación, una certificación mediante la cual conste que el solicitante está amparado por la respectiva exoneración. Dicha certificación será aceptada por la Dirección General de Aduanas del Ministerio de Hacienda y Tesoro, la cual dará trámite expedito a la introducción o importación correspondiente debidamente exonerada.

B.

Exoneración total para LA EMPRESA, sus Afiliadas, contratistas y subcontratistas del impuesto de transferencia de bienes corporales muebles sobre minerales, equipos, maquinaria, materiales, partes, accesorios, materias primas, grúas, vehículos de trabajo, naves, aeronaves, artefactos, diesel y lubricantes y otros derivados del petróleo, carga y contenedores, destinados para la operación, construcción o mantenimiento de EL PROYECTO, así como sobre aquellos que sean necesarios para el desarrollo de las actividades que lleve a cabo LA EMPRESA o que se lleven a cabo para el beneficio de ésta, en el Area de la Concesión de acuerdo con lo establecido en el presente Contrato.

Los bienes exonerados deberán ser utilizados en actividades propias de EL PROYECTO, y no podrán ser vendidos o traspasados sino transcurridos dos (2) años desde la fecha de su compra, y siempre con sujeción al pago del impuesto respectivo que se calculará en base al valor del bien al momento de su venta o traspaso.

Queda entendido que se podrá realizar el traspaso de estos bienes a una afiliada de LA EMPRESA, según se definen en el presente Contrato, o a cualquier otra persona natural o jurídica que goce del beneficio de exención del impuesto de introducción de que goza LA EMPRESA sin ningún tipo de restricciones mas que la notificación previa de dicho traspaso a las autoridades del Ministerio de Comercio e Industrias, y que estos traspasos no estarán sujetos al pago de ningún tipo de impuestos o tasas a favor de EL ESTADO.

C.

Exoneración de impuestos sobre la renta aplicable a remesas o transferencias al extranjero, que se hagan para pagar comisiones, préstamos, regalías, devoluciones, cargos por asesoramiento profesional o de administración realizados fuera del territorio nacional, descuentos, pagos a que se refiere la Cláusula Décima Sexta del Contrato, o por cualquier otro concepto relacionado con las actividades objeto del presente Contrato.

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D.

Exoneración del pago de las tarifas de carga de productos minerales y del muellaje de contenedores, estiba, desestiba, manejo, manipulación y estadía, que puedan ser aplicables dentro de las instalaciones portuarias de LA EMPRESA.

E.	Exoneración de todo impuesto, gravamen o contribución que recaiga sobre las utilidades no distribuidas de LA EMPRESA y sus Afiliadas en cualquier año fiscal.

F.	Exoneración de la obligación de pagar primas y ofertas por los derechos de explotación de minerales en el Area de la Concesión.

CLAUSULA DECIMA TERCERA

Deducciones Fiscales

1.

LA EMPRESA y sus Afiliadas tendrán derecho a incluir como gastos de operación aquellos que sean deducibles según las leyes del Impuesto Sobre la Renta que estén vigentes. Además de los cánones superficiales, regalías, impuestos, y el cargo por depreciación, los siguientes renglones podrán deducirse como gastos de operación:

a)	La deducción anual por concepto de agotamiento de cada uno de los yacimientos minerales conforme a lo contemplado en el literal b del numeral 6 de esta Cláusula;

b)

El costo de las excavaciones, de socavones, calicatas y galerías, excavaciones de tajo abierto, perforación de pozos y demás operaciones afines, que se hayan llevado a cabo sin encontrar minerales en cantidades que ameriten una explotación comercial; y

c)

Los gastos por servicios y abastos, así como los demás gastos que se realicen en relación con las investigaciones geológicas preliminares, exploraciones mineras, operaciones preextractivas, y también los gastos que se realicen en relación con las excavaciones de socavones, calicatas y galerías, excavaciones de tajo abierto, perforación de pozos y demás operaciones afines que se hayan llevado a cabo con miras a las actividades de extracción de los minerales.

Los gastos en artículos sobre los cuales se permitan deducciones en concepto de depreciación, o en concepto de

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amortización de capital, no podrán ser incluidos como gastos de operación.

2.

Para determinar las pérdidas de operación sufridas en un período fiscal, LA EMPRESA deberá substraer del ingreso bruto atribuible a las operaciones mineras todas las deducciones autorizadas por el Código de Recursos Minerales, este Contrato y otras leyes aplicables, con excepción de las pérdidas que se hayan diferido de un período fiscal anterior.

3.

Se considerarán como gastos generales deducibles los impuestos, derechos, tasas, cargos y demás contribuciones y las sumas pagadas a EL ESTADO, así como los gastos que sean inherentes o que se realicen en relación con la educación y adiestramiento de ciudadanos panameños de conformidad con este Contrato. De igual manera se considerarán como gastos generales deducibles los impuestos municipales pagaderos por LA EMPRESA a los municipios de EL ESTADO, en la medida que estos no hayan sido acreditados contra el impuesto sobre la renta a pagar por LA EMPRESA, conforme a lo dispuesto en el literal (L) del numeral (I) de la Cláusula Décima Cuarta del presente Contrato.

4.

LA EMPRESA establecerá cuentas de depreciación para los bienes depreciables que adquiera durante la vigencia del presente Contrato, las cuales se segregarán conforme a las siguientes categorías de bienes:

CATEGORIA A: Edificios y otras mejoras permanentes edificados sobre terrenos, áreas de estacionamiento, rieles ferroviarios, túneles, represas, puentes y carreteras, repositorios de desechos, instalaciones portuarias, instalaciones de aeropuertos y pistas de aterrizaje;

CATEGORIA B: Otros activos fijos, incluyendo maquinaria y equipo ubicado en algún inmueble para su mejor uso y otros bienes inmuebles por destinación (excluyendo equipo móvil, naves y barcazas), elevadores, sistemas eléctricos y de plomería, estructuras e instalaciones fijas para la generación y transmisión de energía eléctrica;

CATEGORIA C: Equipo móvil, naves y barcazas, y equipo de minería de cualquier tipo o clase, incluyendo pero sin limitarse a tractores, buses, locomotoras y vagones, aeronaves, facilidades de carga y descarga, equipo para el transporte de carga, cualquier otro tipo de equipo y maquinaria móvil no incluido dentro de la Categoría D que sigue, sistemas telefónicos y de comunicación en general;

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CATEGORIA D: Equipo de laboratorio, equipo de perforación, bienes utilizados para el ensayo o muestreo y otros de naturaleza tecnológica, incluyendo equipo de computación, accesorios y programas;

CATEGORIA E: Otros bienes de capital que no resulten incluidos dentro de ninguna de las categorías que anteceden.

El costo de cada activo depreciable que LA EMPRESA adquiera, respecto del cual LA EMPRESA hará uso del beneficio de la depreciación, será adicionado a la cuenta correspondiente a la Categoría a la que pertenezca y, para cada año fiscal, al calcular el respectivo ingreso gravable LA EMPRESA podrá tomar la depreciación por sumas iguales a los porcentajes que a continuación se enumeran aplicados sobre el acumulado del (a) costo original de los activos ya incluidos en las Categorías respectivas al inicio del correspondiente año fiscal, y (b) el cincuenta por ciento (50%) del costo de los bienes añadidos a dichas Categorías durante el referido año fiscal:

Categoría A: 7%
Categoría B: 15%
Categoría C: 25%
Categoría D: 33%
Categoría E: 20%

Sin embargo, se entiende que con relación a cualesquiera de dichas Categorías, no se podrán deducir en concepto de depreciación sumas mayores al excedente que resulte de restar del acumulado del costo de adquisición original de los activos incluidos en la respectiva Categoría, el monto total de la depreciación previamente deducida sobre dicho costo de adquisición.

En cualquier año fiscal en que el monto máximo de deducción por depreciación permisible en cuanto a activos de cualquier Categoría no sea utilizado para la determinación de la renta neta gravable correspondiente a dicho año fiscal, el saldo no utilizado podrá ser diferido indefinidamente para su deducción, total o parcial, en cualquier año fiscal futuro, conjuntamente con cualquier otro monto deducible en dicho futuro año fiscal, quedando entendido, no obstante, que la deducción por depreciación en un determinado año fiscal, en cuanto a activos de cualquier Categoría, no excederá el cincuenta por ciento (50%) del acumulado del costo de adquisición de los activos incluidos en la Categoría respectiva al final del respectivo año fiscal, y quedará también limitada conforme a lo previsto en el párrafo inmediatamente anterior de este numeral 4.

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5.
Las pérdidas sufridas en las operaciones de LA EMPRESA de acuerdo con los cómputos del impuesto sobre la renta del año en curso y de años anteriores podrán diferirse a los períodos fiscales siguientes mientras no hayan sido deducidas, pero no podrán diferirse por más de cinco (5) años contados a partir del período fiscal durante el cual se originaron. Una vez transcurridos estos cinco (5) años, esas pérdidas no se podrán deducir ni causarán devolución alguna por parte del Tesoro Nacional.

6.
Entre otras deducciones permitidas por el Código de Recursos Minerales a la fecha en que entre en vigencia el presente Contrato, LA EMPRESA podrá realizar las deducciones que a continuación se describen:

a.
Los gastos que se comprueben como debidamente incurridos durante un período fiscal en exploraciones mineras relacionadas con la concesión podrán deducirse de los cánones superficiales pagaderos a la Nación por ese período fiscal hasta un máximo del setenta y cinco por ciento (75%) del monto total de dichos cánones superficiales. Cuando estos hayan sido pagados con anterioridad a la autorización de la deducción, LA EMPRESA podrá acreditar las sumas ya pagadas al pago de cánones superficiales pagaderos en el período fiscal siguiente. No se harán devoluciones en efectivo por dicho concepto.

b.
En la explotación de minas, canteras y demás recursos naturales no renovables, LA EMPRESA podrá incluir como gastos de operación para efectos del cálculo de la renta neta gravable de cada año fiscal, deducciones por agotamiento en función de las unidades producidas o extraídas. A tal fin, se calculará el contenido probable de tales yacimientos al primer día del año fiscal y se sumará a las unidades producidas en dicho año. La relación de la suma anterior y las unidades producidas en el año, produce la tasa de amortización para ese año, la cual se aplicará porcentualmente sobre el valor del activo, para obtener la deducción por agotamiento. Esta misma operación se hará en los años siguientes hasta el agotamiento completo del yacimiento mineral.

Para efectos de este literal, el párrafo anterior se aplicará según la siguiente fórmula:

DA	=	Deducción por Agotamiento
TA	=	Porcentaje de Agotamiento
Rmi	=	Reservas Minerales al Inicio del Período
UP	=	Unidades Extraídas o Producidas durante el Período

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RA	=	Reservas o Unidades Adicionales durante el Período
RMf	=	Reservas Minerales al Final del Año
VA	=	Valor del Activo
Pf	=	Precio Promedio de las declaraciones trimestrales de regalías
PR	=	Porcentaje de Recuperación
TM	=	Toneladas Métricas
LEY	=	Cantidad de metal contenido en una roca o mena.

FORMULA A SEGUIR

PASO 1: TA = RMi + UP + RA

-------------

UP

PASO 2:	RMf	=	RMi - UP + RA
PASO 3:	VA	=	(RMf x Pf x LEY) x PR
PASO 4:	DA	=	TA x VA

El valor del contenido probable de los yacimientos y de las nuevas reservas probadas a que se refiere este literal, será certificado por la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias.

La deducción por amortización minera no podrá exceder el cincuenta por ciento (50%) de los ingresos netos de LA EMPRESA, después de deducir del ingreso bruto de extracción todos los gastos de operación, con excepción de la amortización minera permitida, entendiéndose que, para efectos del cálculo de los ingresos netos de que trata este párrafo, dichos gastos de operación no incluyen los intereses a pagar por LA EMPRESA ni la depreciación de activos correspondientes al respectivo período fiscal. Esta limitación se aplicará por separado a cada lugar o depósito en el cual se extraiga el mineral o conjuntamente a todos los yacimientos que sean explotados por LA EMPRESA en el mismo molino o trituradora, según LA EMPRESA lo estime conveniente, y el ingreso bruto de extracción y los gastos de operaciones se asignarán a cada lugar o conjuntamente, según sea el caso, de acuerdo con las normas de contabilidad financiera generalmente aceptadas.

c. La deducción por amortización minera se calculará independientemente para cada uno de los lugares donde se extraiga el mineral y de acuerdo con la clase de mineral.

LA EMPRESA deberá preparar y presentar junto con la declaración jurada de impuesto sobre la renta para cada período fiscal, un cuadro en el que se

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resuman los cómputos hechos para la deducción de amortización minera para cada uno de los lugares mencionados.

CLAUSULA DECIMA CUARTA

Contribuciones a favor de EL ESTADO

I.

Sin perjuicio de las exoneraciones y beneficios que EL ESTADO otorga a LA EMPRESA y sus Afiliadas conforme a lo expresado en este Contrato, LA EMPRESA y sus Afiliadas pagarán al ESTADO los siguientes impuestos, derechos, tasas o gravámenes, contribuciones, cargos o imposiciones:

A.	El Impuesto sobre la Renta respecto de las utilidades que obtenga LA EMPRESA, sujeto a lo dispuesto por este Contrato;

B.	Los siguientes impuestos, derechos y tasas de inscripción:

(1) Un cincuenta por ciento (50%) de los impuestos, derechos o tasas que se causen por la inscripción de los títulos de propiedad que LA EMPRESA o sus Afiliadas constituyan sobre sus bienes o derechos;

(2)	Un cincuenta por ciento (50%) de los impuestos, derechos o tasas que se causen por la inscripción de los gravámenes que LA EMPRESA o sus Afiliadas constituyan sobre sus bienes o derechos;

(3)	Un cincuenta por ciento (50%) de los impuestos, derechos o tasas que se causen por la inscripción de los contratos de arrendamiento financiero que LA EMPRESA o sus Afiliadas suscriban;

(4)	Otros derechos o tasas de inscripción en el Registro Público que se causen.

C.	Los derechos notariales;

D.

Un cinco por ciento (5%) de impuesto sobre la transferencia de bienes corporales muebles que recaiga sobre la importación o transferencia de bienes corporales muebles según la legislación vigente a la fecha en que entre en vigencia el presente Contrato, cuando no se trate de los señalados en los literales A y B de la Cláusula Décima Segunda, los cuales estarán en todo tiempo exentos de dicho impuesto;

E.	Un cincuenta por ciento (50%) del impuesto de timbres que se cause según lo establecido en la legislación vigente;

F.	Los derechos y tasas por el uso de servicios públicos que EL ESTADO o cualquiera de sus subdivisiones o dependencias suministren a LA EMPRESA, y que no sean de aquellos con relación a los cuales LA

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EMPRESA goce de exoneración conforme a lo dispuesto en el presente Contrato. En todo caso, los derechos o tasas serán pagaderos a las tarifas corrientes de aplicación general;

G.

Las contribuciones y cuotas patronales de la Caja de Seguro Social, las primas por riesgos profesionales y demás contribuciones patronales de naturaleza social basados en la planilla de empleados de LA EMPRESA, las cuales serán pagaderas a las tasas o tarifas corrientes de aplicación general;

H.

El Impuesto de Inmuebles según la legislación y tarifas vigentes de aplicación general. No obstante lo anterior, el Impuesto de Inmueble se pagará hasta un máximo de CIEN MIL DOLARES de los Estados Unidos de América (US$100,000.00) por año, siempre que los inmuebles adquiridos o construidos por LA EMPRESA o sus Afiliadas sean utilizadas para el desarrollo de EL PROYECTO y se encuentren localizados en alguna provincia de la República en que LA EMPRESA o sus Afiliadas hubiesen invertido no menos de DIEZ MILLONES DE DOLARES de los Estados Unidos de América (US$10,000,000.00) en plantas procesadoras de minerales, puertos o instalaciones de transporte y manejo de carga;

I.	El impuesto sobre Licencias Comerciales o Industriales hasta un máximo de VEINTE MIL DOLARES de los Estados Unidos de América (US$20,000.00) por año;

J.	Los cánones superficiales y las regalías, sujeto a lo dispuesto por la Cláusula Tercera, literal B, acápites 4 y 5 de este Contrato;

K.

Al o los municipios dentro de los cuales se encuentre ubicada el AREA DE LA CONCESION, le(s) corresponderá el quince por ciento (15%) de los beneficios que perciba EL ESTADO en concepto de cánones superficiales y regalías que le correspondan pagar a LA EMPRESA según el presente Contrato, suma ésta que será pagada directamente por LA EMPRESA al municipio o los municipios que les corresponda. EL ESTADO, a través de sus entidades competentes, verificará el cumplimiento de dicha obligación.

L.

Impuestos Municipales. El total de los Impuestos Municipales que se paguen a cualesquiera Municipios no excederá la suma de CIEN MIL DOLARES de los Estados Unidos de América (US$100,000.00) al año. Cualquier suma adicional que LA EMPRESA deba pagar en concepto de Impuestos Municipales, por encima de las cifras antes mencionadas, será deducible por LA EMPRESA como crédito fiscal contra el pago de su Impuesto Sobre la Renta en dicho año. El monto máximo de la suma a

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pagar en concepto de Impuestos Municipales será ajustado en proporción a los cambios en el índice de precios al por mayor de las manufacturas totales de la Contraloría General de la República de Panamá durante períodos de dos años. El primer ajuste se hará a los cinco años de vigencia del presente Contrato, tomando en cuenta los cambios ocurridos en el índice de precios mencionado durante los dos años inmediatamente anteriores. Posteriormente los ajustes sucesivos se efectuarán al final de cada período de dos años. En caso de que dicho índice no estuviese disponible de manera que no se puedan efectuar los ajustes de que trata esta Cláusula, EL ESTADO y LA EMPRESA, de común acuerdo, aplicarán otro índice o método de ajuste;

M.

Cualesquiera otros impuestos, derechos, gravámenes, tasas, contribuciones, cargos o imposiciones establecidos o que se establezcan en el futuro distintos de aquellos con relación a los cuales LA EMPRESA goce de exoneración en virtud del presente Contrato y siempre que los mismos sean de aplicación general, y que no sean contrarios a ni excedan los establecidos en el presente Contrato y en la legislación vigente a la fecha en que entre en vigor el presente Contrato. Queda entendido que no se considerarán de aplicación general aquellos impuestos, derechos, gravámenes, tasas, contribuciones, cargos o imposiciones que sólo se apliquen a una industria específica o a una determinada actividad.

II.

Sin perjuicio de lo dispuesto anteriormente en la presente Cláusula y en las demás disposiciones del presente Contrato y a excepción únicamente de los respectivos cánones superficiales y regalías, mientras LA EMPRESA no haya terminado de repagar la deuda que LA EMPRESA o sus Afiliadas adquieran para la construcción y desarrollo del proyecto, LA EMPRESA y sus Afiliadas estarán exentas totalmente del pago de todo tipo de impuesto, derecho, tasa, cargo, gravamen, contribución o tributo que pudiera causarse por cualquier motivo en relación con el desarrollo de EL PROYECTO, con excepción de los impuestos municipales.

CLAUSULA DECIMA QUINTA

Inversión Directa y en Infraestructura

LA EMPRESA, sus Afiliadas, contratistas y subcontratistas tendrán derecho a la utilización de un crédito fiscal que podrá ser usado para pagar al ESTADO los impuestos, tasas, cargos, contribuciones y derechos establecidos por la ley vigente y este Contrato. Dicho crédito fiscal será igual a las sumas invertidas por LA EMPRESA, sus Afiliadas, contratistas y subcontratistas durante la vigencia de

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este Contrato en infraestructura atinente a EL PROYECTO de los siguientes tipos o categorías:

A.

Infraestructura y equipos de transporte, incluyendo pero sin limitarse a carreteras, ferrocarriles, puentes, plantas generadoras de energía, líneas de transmisión de energía eléctrica y líneas de transmisión de telecomunicaciones;

B.	Facilidades e instalaciones para el transporte, almacenaje, tratamiento y remoción de aguas, incluyendo canales, diques, acueductos, cañerías, tuberías, represas, tanques de almacenaje y embalses;

C.	Instalaciones marítimas, puertos, muelles, dársenas, rompeolas, instalaciones móviles y fijas para la carga y descarga de naves, facilidades para la carga botadura y carga de barcazas;

D.	Viviendas o alojamiento para trabajadores;

E.

Infraestructura de tipo social, incluyendo hospitales y estaciones de primeros auxilios, estructuras para uso social y recreacional de la comunidad, calles, aceras y ornamentación, construidos previa autorización de EL ESTADO.

Parágrafo 1º: El crédito fiscal por inversión directa se podrá utilizar en varios ejercicios fiscales hasta cubrir el 100% de la inversión que lo motivó.
Parágrafo 2º: Para acogerse al beneficio a que se refiere esta cláusula, la sociedad que haya realizado la inversión presentará una solicitud al Ministerio de Hacienda y Tesoro, a fin de que esta certifique la inversión en el año fiscal correspondiente.

A dicha solicitud deberán adjuntarse, entre otros, los siguientes documentos:

1.	Copia de los contratos de obra, si corresponde, relativos a la inversión de que se trate;
2.	Comprobantes de Pago de todos los costos y gastos efectuados;
3.	Copia de los planos de la obra;
4.	Permisos de construcción y ocupación; y
5.	Certificación emitida por Contador Público Autorizado en la que se haga constar el monto de la inversión.

Parágrafo 3º. La Dirección General de Ingresos del Ministerio de Hacienda y Tesoro, previo análisis de la documentación que presente la sociedad que ejecutó

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la inversión e inspección de la obra construida, expedirá, a la mayor brevedad, el crédito fiscal correspondiente.
Parágrafo 4º. No habrá lugar a percibir un crédito con respecto al costo de activos depreciables, a pesar de que formen parte de la infraestructura anteriormente descrita, si LA EMPRESA, sus AFILIADAS, Contratistas o Subcontratistas según sea el caso, han optado por incluir el costo de dichos activos en las cuentas de depreciación establecidas conforme a la Cláusula Décima Tercera de este Contrato.

Parágrafo 5º. En cualquier año fiscal LA EMPRESA, sus Afiliadas, Contratistas o Subcontratistas podrán utilizar la porción que ella determine del saldo de los créditos por inversiones en infraestructura no utilizados en años anteriores, como un crédito para el pago de aquellos impuestos que LA EMPRESA seleccione, quedando entendido que dicho crédito no se aplicará con el fin de reducir las sumas a pagar en concepto de impuestos o regalías en cualquier año a menos de la mitad de lo que LA EMPRESA estaría obligada a pagar de lo contrario.
Parágrafo 6º. La Dirección General de Ingresos mantendrá un registro del monto de los créditos fiscales otorgados en virtud de esta Cláusula, así como de su uso, cesión y los saldos favorables de los mismos.

CLAUSULA DECIMA SEXTA

Impuestos sobre Prestamistas y Accionistas de LA EMPRESA

Las personas naturales o jurídicas y agencias internacionales, que otorguen o garanticen financiamiento en cualquier forma o modalidad reconocida a LA EMPRESA o sus Afiliadas, contratistas o subcontratistas, para la construcción, operación o desarrollo de EL PROYECTO, o de cualquier parte de este, estarán exentas de cualquier tipo de impuesto, derecho, tasa, cargo, gravamen, contribución, imposición, incluyendo el Impuestos sobre la Renta que se pueda causar por los intereses devengados por dichos préstamos, descuentos, comisiones, u otros cargos financieros pagaderos por razón de los préstamos o garantías, sea cual fuere la fuente de los fondos de dichos préstamos o garantías, sea cual fuere la fase de desarrollo de EL PROYECTO objeto del respectivo crédito o la forma como dichos tributos se carguen o cobren, entendiéndose que LA EMPRESA no estará obligada a realizar ningún tipo de retenciones con relación al citado financiamiento. Dichos créditos tampoco estarán sujeto a lo dispuesto por el Artículo 2 de la Ley 4 de 1935.

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CLAUSULA DECIMA SEPTIMA

Asuntos Monetarios

EL ESTADO le permitirá a LA EMPRESA y a sus Afiliadas mantener sumas en el extranjero en cualquier moneda y efectuar remesas de cualquier naturaleza libremente, incluyendo pero sin limitarse a remesas para repagar adelantos e inversiones, para pagar dividendos, intereses y utilidades provenientes o relacionadas de alguna u otra forma con EL PROYECTO, exentas de todo impuesto y de todo tributo y obligación de retención durante la vigencia de este Contrato. Igualmente, LA EMPRESA y sus Afiliadas podrán mantener cuentas bancarias fuera de la República de Panamá.

CLAUSULA DECIMA OCTAVA

Registros de las Concesiones, Derechos y Privilegios

EL ESTADO ha extendido y extenderá a favor de LA EMPRESA los documentos adecuados en que consten las concesiones, derechos y privilegios específicos que emanan de este Contrato y de las cesiones o transferencias del mismo, y en todo momento deberá cumplir con los requisitos administrativos y legales, con el fin de que LA EMPRESA pueda desarrollar sus actividades, ejercer sus derechos y gozar de sus privilegios sin que se produzcan interferencias ni obstáculos que impidan el pleno goce de los mismos. Unicamente para fines de publicidad, pero sin que ello se entienda como un requisito o formalidad que afecte la vigencia o efectividad de la Concesión, LA EMPRESA podrá inscribir libre de costo la Concesión que ampara el presente Contrato en el Registro Minero de la Dirección General de Recursos Minerales.

CLAUSULA DECIMA NOVENA

Notificaciones

Los avisos y demás comunicaciones que las disposiciones del presente Contrato estipulan deberán hacerse por escrito y ser entregados personalmente en las direcciones que se indican a continuación, según sea el caso, o deberán ser enviados a la dirección que la parte correspondiente indique a la otra mediante aviso por escrito, con confirmación de su recibo, a menos que las partes convengan otra cosa.

1)	Ministerio de Comercio e Industrias Edificio de la Lotería, Piso Nº21

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Calle entre Avenida Cuba y Avenida Perú
Tel: 227-4177
Fax: 227-5604

2)	Minera Petaquilla, S.A. Torre Swiss Bank, Piso 13 Urbanización Marbella Tel:223-5341 Fax:223-3032

3)	Geo-Recursos Internacional, S.A. Torre Banco General, Piso 25 Urbanización Marbella Tel: 223-5488 Fax: 223-8425

4)	Adrian Resources, S.A. Torre Banco General, Piso 25 Urbanización Marbella Tel: 223-5488 Fax: 223-8425

CLAUSULA VIGESIMA

Caso Fortuito o Fuerza Mayor

Para los fines del presente Contrato, se considerarán como caso fortuito, entre otros, los siguientes eventos, hechos o circunstancias: epidemias, terremotos, derrumbes, inundaciones, tormentas u otras condiciones meteorológicas adversas, explosiones, incendios, rayos, y cualquier otra causa, sea o no de la naturaleza descrita, que sea imprevisible o que esté fuera del control de la parte afectada y en la medida que demore, restrinja o impida la acción oportuna de la parte afectada.

Para los fines del presente Contrato, se entenderán como fuerza mayor, entre otros, los siguientes eventos, hechos o circunstancias: guerras, revoluciones, insurrecciones, disturbios civiles, bloqueos, tumultos, embargos, huelgas y otros conflictos laborales que no sean atribuibles a culpa o negligencia del empleador o de LA EMPRESA o Afiliadas o contratistas o subcontratistas que correspondan, órdenes o instrucciones de cualquier Gobierno de jure o de facto, o entidad o sub-división del mismo, el precio de los minerales en el mercado internacional de manera que no sea económicamente rentable la explotación de EL PROYECTO, retrasos en la entrega de maquinarias, fallas de las instalaciones o maquinarias donde quiera que ocurran no imputables a la parte afectada, que afecten adversamente el funcionamiento de EL PROYECTO y, en general, cualquier

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evento, suceso o circunstancia que sea imprevisible o que esté fuera del control de la parte afectada y en la medida que demore, restrinja o impida la acción oportuna de la misma y no le sea atribuible a su culpa o negligencia.

Queda entendido que, siempre que no sean obligaciones consistentes en pago de dinero, si una de las partes deja de cumplir alguna de las obligaciones que contrae de acuerdo con este Contrato, tal incumplimiento no se considerará como violación o incumplimiento cuando el mismo sea causado por caso fortuito o por fuerza mayor. Si alguna actividad, siempre que no sea una actividad consistente en pago de dinero, es demorada, restringida o impedida por caso fortuito o por fuerza mayor, tanto el plazo consignado para realizar la actividad afectada como los plazos del presente Contrato serán prorrogados por un período igual al período de duración efectiva del caso fortuito, fuerza mayor o sus causas. Las inversiones que LA EMPRESA se compromete a realizar en base al Estudio de Factibilidad no serán consideradas bajo ningún concepto como obligaciones consistentes en pago de dinero.

La parte cuya capacidad par a cumplir sus obligaciones se vea afectada por fuerza mayor o caso fortuito deberá notificar tan pronto como sea factible a la otra parte por escrito del suceso, señalando sus causas, y las partes harán todos los esfuerzos razonables dentro de sus posibilidades para superar las mismas. No obstante lo anterior, ninguna de las partes estará obligada a solucionar o terminar cualquier conflicto que tuviere con terceras personas o con la fuerza laboral relacionada con EL PROYECTO salvo en condiciones que sean aceptables para ella o de conformidad con laudo arbitral dictado conforme a la Cláusula Vigésima Tercera de este Contrato u orden de autoridad judicial o administrativa competente que haya quedado ejecutoriado o que de otro modo tenga carácter definitivo y obligatorio.

CLAUSULA VIGESIMA PRIMERA

Ley Aplicable

El presente Contrato será la norma legal entre las partes y el mismo se regirá por las leyes actualmente en vigor y que rijan en el futuro en la República de Panamá que le sean aplicables, excepto en la medida en que tales leyes o disposiciones legales le sean contrarias o sean inconsistentes o incompatibles con este Contrato o no sean de aplicación general, entendiéndose que aquellas leyes aplicables a una industria o a una determinada actividad no se considerarán de aplicación general. En los casos no previstos en el presente Contrato, y en cuanto no sean inconsistentes o incompatibles con sus estipulaciones, se aplicarán a este Contrato las normas del Código de Recursos Minerales en forma supletoria.

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LA EMPRESA, sus Afiliadas, sucesores, cesionarios y causahabientes renuncian a la reclamación diplomática en lo relativo a los deberes y derechos que emanen del presente Contrato, salvo en caso de denegación de justicia. Queda entendido que no se considerará que ha ocurrido denegación de justicia si LA EMPRESA previamente no ha intentado hacer uso del derecho al arbitraje que le confiere el presente Contrato.

CLAUSULA VIGESIMA SEGUNDA

Incumplimientos Sustanciales

Para los efectos del presente Contrato, se entenderá como Incumplimiento Sustancial", el incumplimiento o mora con respecto a alguna de las obligaciones a que se encuentran sujetas las partes de acuerdo con este Contrato cuando, si como consecuencia de ese incumplimiento o mora, se reducen sustancialmente el valor y los intereses del Contrato para la otra parte. Mientras subsista la situación de Incumplimiento Sustancial, la parte afectada por dicho incumplimiento podrá dar a la parte responsable aviso escrito de su decisión de resolver el Contrato, en cuyo caso el presente Contrato quedará resuelto ciento ochenta (180) días calendarios después de recibido dicho aviso, a no ser que el incumplimiento o la mora haya sido subsanado antes del vencimiento de dicho plazo. En el caso de que dicho Incumplimiento Sustancial fuere de tal naturaleza que haga necesario un plazo mayor de ciento ochenta (180) días calendarios para que pueda ser subsanado, y la parte responsable se encontrare dedicada diligentemente a subsanar dicho incumplimiento o mora, no habrá lugar a la resolución del Contrato al finalizar el plazo establecido, a menos que posteriormente ocurriesen interrupciones de esos esfuerzos atribuibles a la parte responsable de subsanar el incumplimiento o mora. Las partes acuerdan que el derecho de la parte afectada a resolver el Contrato quedará suspendido mientras las partes se encuentren en el proceso de solucionar cualquier conflicto relacionado con el supuesto Incumplimiento Sustancial según lo establece la Cláusula Vigésima Segunda o mediante cualquier otro método permitido por las leyes vigentes y el presente Contrato, y por un período de sesenta (60) días luego de la fecha en que se determine la existencia del Incumplimiento Sustancial alegado por la parte afectada.

La resolución del Contrato de conformidad con lo dispuesto en la presente Cláusula, no afectará los siguientes derechos:

(a)	El derecho de la parte perjudicada a recibir de la otra parte una compensación monetaria por los daños y perjuicios causados por el incumplimiento o la mora; y

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(b)	Los derechos de cualesquiera de las partes emanados y acumulados de conformidad con las disposiciones de este Contrato hasta la fecha en que la resolución se haga efectiva.

CLAUSULA VIGESIMA TERCERA

Arbitraje

Las partes declaran su firme propósito de examinar con el ánimo más objetivo y amigable todas las divergencias que pudieran surgir entre ellas con relación al presente Contrato, con el fin de solucionar dichas divergencias. Todos los conflictos que surjan en relación con el presente Contrato y que no pudieran ser solucionados en la forma antes indicada, deberán ser resueltos finalmente mediante arbitraje, de conformidad con las Reglas de Procedimiento de la Comisión Interamericana de Arbitraje Comercial, vigentes a la fecha de la entrada en vigencia del presente Contrato, a no ser que al momento de someterse al arbitraje, las partes convengan expresamente regirse por las reglas que puedan estar entonces en vigencia.

Serán susceptibles de arbitraje conforme a lo dispuesto en esta Cláusula las controversias que surjan entre las partes relacionadas con el objeto, la aplicación, la ejecución o la interpretación del presente Contrato, así como aquellas relacionadas con la validez, el cumplimiento o la terminación del mismo, salvo aquellas controversias que se refieran a la guarda de la integridad de la Constitución.

El arbitraje se circunscribirá al tema objeto de la controversia y el mismo, pendiente su resolución, no tendrá el efecto de suspender o retardar el cumplimiento de las obligaciones dimanantes del presente Contrato, salvo que medien circunstancias de fuerza mayor o caso fortuito descritas en la Cláusula Vigésima del presente Contrato o que se aplique lo establecido en la Cláusula Vigésima Segunda que antecede. Las partes acuerdan que las órdenes de ejecución de los laudos arbitrales serán dictadas por los tribunales de justicia de la República de Panamá o, en caso de que requieran de ejecución en el extranjero, por los tribunales de justicia de cualquier Estado parte de tratados internacionales de reconocimiento de laudos arbitrales de los cuales Panamá sea también parte. Para tales efectos dichos laudos arbitrales serán considerados como si hubieren sido pronunciados por tribunales arbitrales panameños, de conformidad con las disposiciones legales actualmente en vigencia.

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CLAUSULA VIGESIMA CUARTA

Abandono

En caso de que LA EMPRESA decida abandonar total o parcialmente EL PROYECTO, durante la vigencia del Contrato o por motivo de su terminación o vencimiento cualquiera que sea su causa, ésta se obliga a notificar dicha decisión al Ministerio de Comercio e Industrias con dos años de anticipación. Conjuntamente con dicha notificación, se presentará un Plan de Restauración del área afectada para su consideración y aprobación por parte del Ministerio de Comercio e Industrias. Una vez aprobado dicho Plan, el mismo será de obligatorio cumplimiento para LA EMPRESA.

CLAUSULA VIGESIMA QUINTA

Separabilidad

Si alguna de las Cláusulas de este Contrato se invalidara total o parcialmente, la validez del resto del Contrato no quedará afectada.

CLAUSULA VIGESIMA SEXTA

Fianza de Cumplimiento

A fin de garantizar el cumplimiento de este Contrato LA EMPRESA consignará una fianza por TRES MILLONES DE DOLARES de los Estados Unidos de América (US$3,000,000.00) a favor de EL ESTADO mediante efectivo, cheque certificado, póliza de compañía de seguros, carta de promesa de pago de una institución financiera, carta de crédito emitida por un banco local, garantías bancarias, o mediante cualquier medio permitido por las leyes en vigencia. Dicha fianza será consignada por LA EMPRESA dentro de los ciento ochenta (180) días siguientes a la fecha en que la ley por medio de la cual se aprueba el presente Contrato sea publicada en la Gaceta Oficial y por el término del Contrato. La misma deberá emitirse a favor del Ministerio de Comercio e Industrias y de la Contraloría General de la República de Panamá. Dicha fianza será cancelada y devuelta a LA EMPRESA a la terminación del presente Contrato.

CLAUSULA VIGESIMA SEPTIMA

Timbres

El presente Contrato entrará en vigor a partir de la vigencia de la ley que apruebe su celebración y el mismo causará el pago de la suma de B/.1,000.00 en concepto de impuesto de timbres.

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CLAUSULA VIGESIMA OCTAVA

Subrogación

El presente Contrato, incluyendo y sus Anexo s I, II, III y IV, constituye el único acuerdo entre las partes en relación con la materia objeto del mismo. Efectivo a partir de la promulgación de la Ley por medio de la cual se aprueba el presente Contrato, quedará terminado, cancelado, subrogado y extinguido el Contrato No. 27-A de 7 de agosto de 1991 celebrado entre el ESTADO y GEORECURSOS y cualquier otro contrato, modificación, acuerdo o entendimiento entre el ESTADO y GEORECURSOS en relación con el AREA DE LA CONCESION, así como cualquier reclamo o acción que tengan entre sí dichas partes por razón o con motivo de la celebración, cumplimiento o terminación de tales contratos o acuerdos anteriores.

Mediante la ley que apruebe el presente Contrato y sus Anexos, se entenderá derogado en su totalidad el decreto de Gabinete número 267 de 21 de agosto de 1969.

Este Contrato, incluyendo sus Anexos, requiere la aprobación de la Asamblea Legislativa de la República de Panamá. La Ministra de Comercio e Industrias presentará a la Asamblea Legislativa de la República de Panamá el proyecto de ley por medio del cual se aprueba este Contrato y sus Anexos dentro de los quince (15) días siguientes a la celebración del mismo.

EN FE DE LO CUAL, las partes suscriben el presente Contrato, en dos (2) ejemplares originales de igual tenor y efecto, en la Ciudad de Panamá, el día 16 de febrero de mil novecientos noventa y seis (1996).

Por EL ESTADO:		Por LA EMPRESA:
(Fdo.)	( Fdo.)
(Nitzia R. de Villarreal)		(Richard Fifer)

Por GEORECURSOS:		Por BRIAN:
(Fdo.)	(Fdo.)
(Richard Fifer)		(Richard Fifer)

Refrendo:

_______________________
Gustavo Pérez

Contralor General de la República, a.i. ANEXO I

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Descripción del Area de la Concesión

La Concesión, según se define en este Contrato, tiene un área total de 13,600 Has. y su descripción es la siguiente:

Zona No.1: Partiendo del Punto No.1, cuyas coordenadas geográficas son 80°41'59.02" de longitud oeste y 8°51'25.11" de latitud norte se sigue una línea recta en dirección este por una distancia de 8,000 metros hasta encontrar el Punto No.2, cuyas coordenadas geográficas son 80°37'38.15" de longitud oeste y 8°51'25.11" de latitud norte, de allí se sigue una línea recta en dirección sur por una distancia de 5,000 metros hasta llegar al Punto No. 3, cuyas coordenadas geográficas son 80°37'38.15" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta de dirección oeste por una distancia de 8,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 80°41'59.02" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección norte por una distancia de 5,000 metros hasta encontrar el Punto No.1 de partida.

Esta zona tiene una superficie total de cuatro mil (4,000)Has. y está ubicada en los Corregimientos de Coclé del Norte y San José del General, Distrito de Donoso, Provincia de Colón.

Zona No.2: Partiendo del Punto No.1, cuyas coordenadas geográficas son 80°45'14.67" de longitud oeste y 8°54'40.76" de latitud norte se sigue una línea recta en dirección este por una distancia de 6,000 metros hasta encontrar el Punto No.2, cuyas coordenadas geográficas son 80°41'59.02" de longitud oeste y 8°54'40.76" de latitud norte, de allí se sigue una línea recta en dirección sur por una distancia de 11,000 metros hasta llegar al Punto No.3, cuyas coordenadas geográficas son 80°41'59.02" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección oeste por una distancia de 6,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 80°45'14.67" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección norte hasta llegar al punto 1 que es el punto de partida. Esta zona tiene un área total de 6,600 Has. Está ubicada en el Corregimiento de Coclé del Norte, Distrito de Donoso, Provincia de Colón y colinda al este con la zona No.1.

Zona No.3: Partiendo del Punto No.1, cuyas coordenadas geográficas son 80°40'53.8" de longitud oeste y 8°48'42.07" de latitud norte se sigue una línea recta en dirección este por una distancia de 6,000 metros hasta encontrar el Punto No.2, cuyas coordenadas geográficas son 80°37'38.15" de longitud oeste y 8°48'42.07" de latitud norte, de allí se sigue una línea recta en dirección sur por una distancia de 2,000 metros hasta llegar al Punto No.3, cuyas coordenadas

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geográficas son 80°37'38.15" de longitud oeste y 8°47'36.85" de latitud norte, de allí se sigue una línea recta en dirección oeste por un distancia de 6,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 80°40'53.8" de longitud oeste y 8°47'36.85" de latitud norte, de allí se sigue una línea recta en dirección norte hasta llegar al punto 1, que es el punto de partida. Esta zona tiene una área total de 1,200 Has., está ubicada en el Corregimiento de San José del General, Distrito del Donoso, Provincia de Colón y colinda al norte con la zona No.1 otorgada a GEO-RECURSOS INTERNACIONAL, S.A., según Contrato No.27-A del 7 de agosto de 1991.

Zona No.4: Partiendo del Punto No.1, cuyas coordenadas geográficas son 80°37'38.15" de longitud oeste y 8°50'52.55" de latitud norte se sigue una línea recta en dirección este por una distancia de 3,000 metros hasta llegar al Punto No. 2, cuyas coordenadas geográficas son 80º36'0.48" de longitud oeste y 8º50'52.55" de latitud norte, de allí se sigue en línea recta en dirección sur por una distancia de 6,000 metros hasta llegar al Punto No.3, cuyas coordenadas geográficas son 80°36'0.48" de longitud oeste y 8°47'36.85" de latitud norte, de allí se sigue una línea recta en dirección oeste por una distancia de 3,000 metros hasta llegar al Punto No.4, cuyas coordenadas geográficas son 80°37'38.15" de longitud oeste y 8°47'36.85" de latitud norte, de allí se sigue en línea recta en dirección norte por una distancia de 6,000 metros hasta llegar al punto 1, que es el punto de partida. Esta zona tiene un área total de 1,800 Has. Está ubicada en el Corregimiento de San José del General, Distrito de Donoso, Provincia de Colón, República de Panamá y colinda al oeste con la Zona No.1 otorgada a la Compañía GEO-RECURSOS INTERNACIONAL,S.A., según Contrato No.27-A del 7 de agosto de 1991 y a la zona No.3 solicitada por la Compañía del mismo nombre.

ANEXO II

Definición del Estudio de Factibilidad-Proyecto Cerro Petaquilla

Base

El Estudio de Factibilidad, el cual incluirá cualquier modificación necesaria al momento en que se establezcan los aspectos económicos y el costo de financiamiento, consistirá en un estudio de factibilidad que contenga la información necesaria que permita decidir si se explotará comercialmente EL PROYECTO.

En la preparación del Estudio de Factibilidad se seguirán los siguientes procedimientos:

Las pruebas en modelos a escala se habrán completado en su mayor parte y serán respaldadas por pruebas efectuadas en plantas pilotos, si esto último es necesario. Las especificaciones de los productos estarán basadas en

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investigaciones de mercado. Varias visitas al lugar donde se instale la planta podrán ser requeridas.

Se confeccionarán listados de equipos y diseños acerca de la colocación de los mismos, apoyados en planos de tuberías de un sólo tramo y de tendido eléctrico. No se incluirán las especificaciones de los equipos y no se solicitarán ofertas formales de suplidores, sin embargo, se deberán obtener cotizaciones por escrito de por lo menos un suplidor por cada artículo importante. Los costos de instalación de la maquinaria se determinarán, basados en experiencias anteriores, con base a factores de peso o porcentuales. Los costos de instalación de tuberías y tendido eléctrico podrán basarse en aproximaciones acerca de las extensiones del tendido eléctrico y de las tuberías. Se proveerá un estimado del costo de construcción de la planta y del campamento y los estimados acerca de los costos de diseño podrán ser más precisos. Los ingresos serán calculados en base a estimaciones acerca del desempeño de la planta y a indicadores de pagos provenientes de fundaciones u otros compradores.

Información Requerida.

Será necesario tener a disposición información topográfica y geotécnica apropiada. Informes escritos relacionados con trabajos metalúrgicos deberán estar disponibles. Se deberán determinar los costos reales asociados a la mano de obra disponible en la región y se deberán procurar cotizaciones por escrito de suplidores de materiales básicos tales como: combustible, explosivos, pulverizantes, reactivos, etc., si ello es necesario. Se deberán obtener tarifas de las compañías que provean servicios públicos, tales como, agua, luz, gas, teléfono, que atiendan la región. Si es necesario se debe investigar la obtención de permisos y licencias e agencias gubernamentales en cuanto éstos sean requeridos. Se deberá investigar la reglamentación aplicable a la polución de aguas y del aire.

Capacitación Requerida

El Estudio de Factibilidad se confeccionará bajo la supervisión de un ingeniero de proyecto con conocimientos en el sector de la industria de la minería de que trata dicho estudio. Dada la existencia de planos generales de diseño, planos de tuberías, tendido eléctrico y de colocación de instrumentos, será posible utilizar los servicios de proyectistas profesionales capacitados para hacer proyecciones relativas al tendido eléctrico, tuberías e instrumentación así como proyectistas experimentados con relación a la industria de que trata el estudio.

Utilidad de los Estimados

El factor global de contingencia para el Estudio de Factibilidad estará entre un 10% y un 15%. Los porcentajes que se asignen a las contingencias constituirán

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precios valorativos y no deberán interpretarse como una indicación de que los estimados son necesariamente precisos dentro de dicho margen de contingencia, ni como una referencia implícita a ningún grado de precisión. El Estudio de Factibilidad será en general adecuado para determinar la factibilidad y ayudar a la administración en la confección de un presupuesto para EL PROYECTO.

ANEXO III

Programa Preliminar de Inversión

INGENIERIA Y ADQUISICIONES US$24,000,000.00
Solicitudes y Autorizaciones de Permisos de Construcción
Ingeniería Detallada
Adquisiciones
Contratos
Estudios de Campo

CONSTRUCCION/MINERIA US$67,000,000.00
Pre-producción (Fase I)
Depósito de Desechos (Inicial)
Ruta de Acceso (Llano Grande a Petaquilla)

INSTALACIONES DE PROCESAMIENTO US$102,000,000.00

  Trituración

  Excavación y Relleno/Concreto

  Muro de Retención - Tierra Reforzada

  Instalación de Trituradora

  Acero para la Construcción de Edificio y Recinto

  Maquinaria, Tuberías, Tendido Eléctrico e Instrumentación
  Transportadores
  Apilamiento de Mena y Restauración
  Concentrador

  Excavación, Concreto y Losa

  Edificio, Acero Interno y Recinto

  Instalación de Molinos

  Maquinaria, Tuberías, Tendido Eléctrico e Instrumentación

SITIO Y GENERAL US$118,000,000.00

Limpieza, Corte de Maleza, Nivelación Preliminar Caminos, Cercado, Caseta de Entrada, Estacionamientos Almacenamiento, Suministro y Distribución de Agua Recolección y Eliminación de Aguas Negras Estanque para el Asentamiento de Desechos de la Mina Suministro y Transmisión de Electricidad Tendido y

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Adiciones de la Subestación Principal Distribución de Energía en el Proyecto Comunicaciones
Almacenamiento y Distribución de Combustible

EDIFICIOS DE SERVICIO AL PROYECTO US$9,000,000.00
Edificio de Administración e Ingeniería
Taller de Equipo Rodante/Depósito/ Depósito de Explosivos Seco
Laboratorio de Pruebas

SISTEMA DE DESECHOS Y RESTAURACION US$28,000,000.00

INFRAESTRUCTURA E INSTALACIONES US$13,000,000.00
Campamento de Construcción
Instalaciones Aeronáuticas
Nuevo Aeródromo/Pista

PUERTO US$47,000,000.00
Acondicionamiento del Sitio y Calles
Acueductos y Cañerías
Generación de Energía Eléctrica
Instalaciones para Embarque de Concentrado y Suministros

Nota: las cifras que anteceden están sujetas a variación en base a los resultados finales del Estudio de Factibilidad.

ANEXO IV

MINERA PETAQUILLA, S.A., debidamente representada por el Ing. Richard Fifer, varón, panameño, mayor de edad, ingeniero, portador de la cédula de identidad personal número 8-433-163 en adelante "MINERA", y ADRIAN RESOURCES, S.A., debidamente representada por Juan Francisco Pardini, varón, panameño, mayor de edad, portador de la cédula de identidad personal número 8-223-797, en adelante "ADRIAN", declaran que convienen lo siguiente:

POR CUANTO; MINERA celebrará con EL ESTADO un Contrato de Concesión Minera ("CONTRATO") sobre el Area de la Concesión según dicho término ha sido definido en el Contrato, y recibirá determinados derechos conforme al mismo respecto de yacimientos ubicados en el área de Cerro Petaquilla; y, POR CUANTO; ADRIAN es titular de ciertas concesiones mineras colindantes al Area de la Concesión antedicha que se identifican como: Contrato No. 41 del 12 de julio de 1994, Contrato No. 39-A del 7 de julio de 1994, Contrato No. 39-B de 7 de julio de 1994, Contrato No. 59 de 29 de diciembre de 1994 todos celebrados por y

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entre el Ministerio de Comercio e Industrias y ADRIAN; y las solicitudes de concesiones Nos. 93-92, 93-93 y 94-39 según los registros que reposan en la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias de la República de Panamá ( en adelante "CONCESIONES COLINDANTES"); y, POR CUANTO; MINERA y ADRIAN desean reconocerse ciertos derechos y obligaciones recíprocos respecto al uso de derechos de servidumbre de paso y de uso sobre el Area de la Concesión antedicha y sobre las áreas correspondientes a las Concesiones Colindantes, así como de construcción o ubicación y uso de facilidades e instalaciones.

En consideración a lo anterior, MINERA y ADRIAN declaran y convienen lo siguiente:

1.

LA EMPRESA y sus Afiliadas gozarán del derecho de servidumbre de uso sobre la superficie y subsuelo del Area identificada como Concesiones Colindantes y del derecho de acceso al área comprendida por las Concesiones Colindantes por cualquier motivo o causa que según LA EMPRESA sea conveniente para la apropiada exploración, construcción, desarrollo o explotación de EL PROYECTO, incluyendo el derecho a situar, construir, erigir, operar, mantener y usar en, o remover de, las Concesiones Colindantes cualquier tipo de facilidad o instalación que LA EMPRESA estime conveniente (en adelante las "Instalaciones Colindantes"). Se entiende que los derechos de acceso y de servidumbre de uso a que se refiere este párrafo otorgados a favor de la Concesión correrán con y serán inseparables de las tierras que comprenden las Concesiones Colindantes y que los mismos sobrevivirán cualquier venta, transferencia, cesión u otorgamiento de cualquier tipo de derecho o interés, incluyendo derechos amparados bajo cualquier tipo de concesión minera, que exista o pueda existir sobre dichos predios colindantes.

2.

Sin perjuicio de lo anterior, antes de establecer o construir alguna instalación o estructura permanente e inamovible en las áreas comprendidas por las Concesiones Colindantes, LA EMPRESA o cualquier Afiliada o contratista o sub-contratista de la misma o cualquier cesionario o causahabiente de parte o de la totalidad de la Concesión, según se define la misma en el Anexo I del Contrato, deberá llevar a cabo todas las investigaciones geotécnicas, incluyendo trabajos de perforación para condenación de áreas específicas, y cualesquiera otras que sean necesarias para determinar la viabilidad ambiental, técnica y económica del sitio en el cual se propone construir o establecer las instalaciones o estructuras permanentes, y realizará una exploración del área de la Concesión Colindante, que será cubierta por dicha instalación o estructura, para confirmar que no existan minerales actuales o potenciales

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suficientemente cercanos a la superficie del sitio propuesto como para que la extracción segura y económica de los mismos se vea imposibilitada o perjudicada por la presencia de la instalación o estructura permanente que se pretende establecer, y facilitará los resultados de las citadas investigaciones y exploraciones al titular de la o las Concesión(es) Colindante(s) que se pueda ver afectada.

Sin perjuicio de lo establecido en el numeral 1 de este Anexo IV, LA EMPRESA o el respectivo titular o beneficiario de la Concesión, según sea el caso, que haya situado alguna estructura o instalación mueble en el área comprendida por la Concesiones Colindantes, removerá, por su propia cuenta y costo, y tan pronto como sea procedente, dicha estructura o instalación o una porción de la misma, si según la opinión razonable del titular de la Concesión Colindante afectada su localización es desventajosa para la explotación mineral contemplada en dicha Concesión Colindante.

Sin perjuicio de lo establecido en el numeral 1 de este Anexo IV, LA EMPRESA o el respectivo titular o el beneficiario de la Concesión, según sea el caso, llevará a cabo sus actividades relacionadas con la construcción, instalación y operación de cualquier estructura o instalación situada en el área comprendida por la Concesión Sirviente en forma cuidadosa y de acuerdo a los principios de buena práctica minera y a las leyes vigentes en la República de Panamá, y deberá indemnizar al titular de la Concesión Colindante afectada por cualquier gasto, acción o demanda en su contra que resulte de las citadas actividades realizadas por LA EMPRESA o el titular beneficiario de la Concesión.

3.

En la medida en que, en cualquier momento, cualquiera de las Instalaciones Colindantes tenga capacidad en exceso que no sea necesaria para realizar las operaciones existentes o programadas de LA EMPRESA y que no se hubiese previamente comprometido a terceros luego de haberse otorgado una primera opción al titular de la Concesión Colindante respectiva, LA EMPRESA pondrá a disposición del titular de la Concesión Colindante donde se encuentre ubicada la instalación respectiva dicha capacidad en exceso siempre y cuando este titular sea una Afiliada de LA EMPRESA, en el entendimiento de que se hará en términos equitativos y siempre en condiciones no más favorables para LA EMPRESA que aquellas que fuesen aplicables en caso de venta, licencia u otros derechos de uso a terceros o Afiliadas de una instalación similar a la Instalación Colindante.

4.

Las partes declaran que cualquier conflicto o controversia que se suscite entre las mismas con motivo de la ejecución o cumplimiento de lo convenido en este acuerdo no afectará en modo alguno las respectivas obligaciones y

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compromisos que vinculan a MINERA conforme al Contrato y a ADRIAN respecto a las Concesiones Colindantes frente a EL ESTADO, a menos el respectivo conflicto o controversia sea motivado o causado por algún acto u omisión de EL ESTADO.

En fe de lo cual se suscribe este documento en dos ejemplares del mismo tenor y efecto, en Panamá el 5 de diciembre de 1995.

por ADRIAN RESOURCES, S.A.	por MINERA PETAQUILLA, S.A.
(Fdo.)	(Fdo.)
JUAN FRANCISCO PARDINI	RICHARD FIFER

Artículo 2.	Esta Ley entrará en vigencia a partir de su promulgación, deroga el Decreto de Gabinete 267 de 1969 y cualquier disposición que le sea contraria.

COMUNIQUESE Y CUMPLASE.

Aprobada en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los treinta días del mes de enero de mil novecientos noventa y siete.

La Presidenta, a.i.
Haydee Milanés de Lay

El Secretario General,
Víctor M. De Gracia M.

ASAMBLEA NACIONAL, REPÚBLICA DE PANAMÁ

DNRM-DN-312
Panamá, 20 de noviembre de 2008

Licenciado
PEDRO LUIS PRADOS VILLAR
Director General de Ingresos
Ministerio de Economia y Finanzas
E. S. D.

Señor Director:

La empresa PETAQUILLA GOLD, S.A., es concesionaria del Contrato Ley N° N° 9 de 26 de febrero 1977, que le otorga derechos exclusivos para explorar. Extraer, explotar, beneficiar, procesar, refinar, transportar, vender y comercializar minerales metálicos (oro) la "zona definida como área de Proyecto" que comprende una (1) zona de 1185.35 hectáreas, ubicada en los corregimientos de San José del General y Coclé del Norte, distrito de Donoso, provincia de Colón, por lo que deberá pagar el canon superficial correspondiente at período del 28 de febrero de 2008 al 27 de febrero de 2009.

De acuerdo con el Articulo 210 del Código de Recursos Minerales, la empresa deberá pagar cánones superficiales calculados a razón de B/.3.50 por hectárea o fracción de la misma por año, Según el siguiente detalle

Periodo del 28 de febrero de 2008 al 27 de febrero de 2009.

1185.35 hás. x B/.3.50	B/.	4,148.72
Menos 15% Ley 32 de 9/2/96	B/.	622.30
TOTAL # 1	B/.	3,526.42
Según nota DNRM-MC-286, de 10 de abril de 2008, fueron pagado 600 Hectáreas.	B/.	1,785.00
TOTAL A PAGAR	B/.	1,741.42

La empresa PETAQUILLA GOLD S.A., deberá pagar la suma de B/.1,741.42 (Mil setecientos cuarenta y un balboas con 42/100).

Atentamente,

/s/ ANIBAL VALLARINO L.

ANIBAL VALLARINO L.
Subdirector Nacional de Recursos Minerales

A V/ mc
Los cálculos son válidos hasta el 28 de noviembre de 2008.

REPÚBLICA DE PANAMÁ
AUTORIDAD NACIONAL DEL AMBIENTE
RESOLUCIÓN DIEORA IA- 809 - 2008

La Suscrita Ministra en Asuntos Relacionados con la Conservación del Ambiente y Administradora General, de la Autoridad Nacional del Ambiente, ANAM, en uso de sus facultades legales, y

CONSIDERANDO:

Que PETAQUILLA GOLD, S.A., de generales anotadas en autos, ha concebido el desarrollo de un proyecto denominado "PROYECTO MINERO MOLEJON", que consiste en la explotación a cielo abierto de un yacimiento de oro y plata ubicado en el corregimiento de San José del General, distrito de Donoso, provincia de Colón,

Que en cumplimiento de lo dispuesto en el artículo 23 de la Ley N° 41 del 1 de Julio de 1998, el día 3 de agosto de 2007, el promotor del referido Proyecto, a través de su Representante Legal, Marcos Tejeira Quirós, con cédula de identidad personal 8-75-1001, presentó el Estudio de Impacto Ambiental Categoría III, elaborado bajo la responsabilidad de Consultores Ecológicos Panameños, S.A. (CEPSA), persona jurídica inscrita en el Registro de Consultores Ambientales habilitados para elaborar Estudios de Impacto Ambiental que Ileva la Autoridad Nacional del Ambiente, ANAM, mediante la Resolución IAR-003-1996.

Que mediante PROVEIDO-DIEORA-473-2007, del 13 de agosto de 2007, se admite a la fase de evaluación y análisis el Estudio de Impacto Ambiental Categoria III, del proyecto denominado "PROYECTO MINERO MOLEJON" (Ver foja 23 del expediente administrativo correspondiente).

Que en virtud de lo establecido en los artículos 41 y 56 acápite c, del Decreto Ejecutivo No. 209 del 5 de septiembre de 2006, mediante nota DIEORA-DEIA-UAS-1059-1308-07, del 13 de agosto 2007, se remitió el referido Estudio de Impacto Ambiental a las Unidades Ambientales Sectoriales (UAS) del Ministerio de Comercio e Industrias (MICI), Ministerio de Obras Públicas (MOP), Sistema Nacional de Protección Civil (SINAPROC), Ministerio de Salud (MINSA), Instituto de Acueductos y Alcantarillados Nacionales (IDAAN), Ministerio de Vivienda (MIVI), Instituto Panameño de Turismo (IPAT) y Instituto Nacional de Cultura (INAC) (Ver fojas de la 28 a la 34 del expediente administrativo correspondiente).

Que mediante nota s/n, recibida el 28 de agosto del 2007, la Asociación Nacional para la Conservación de la Naturaleza (ANCON) solicita le sea otorgado una copia del Estudio de Impacto Ambiental (Ver foja 35 del expediente administrativo correspondiente).

Que mediante memorando-DEIA-606-2007 del 30 de agosto de 2007, la Dirección Nacional de Gestión Integradade Cuencas Hidrográficas,

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remitió sus observaciones al Estudio de Impacto Ambiental categoría III, denominado "PROYECTO MINERO MOJELÓN " (Ver fojas 36 a 37 del expediente).

Que mediante nota-DIGICH-0563-2007 del 4 de septiembre de 2007, el Departamento de Desarrollo y Manejo Forestal, remitió sus comentarios al Estudio de Impacto Ambiental categoría III, denominado "PROYECTO MINERO MOJELÓN " (Ver foja 38 del expediente).

Que mediante memorando-DAPVS-1731-2007 del 10 de septiembre de 2007, la Dirección de Áreas Protegidas y Vida Silvestre, remitió sus observaciones al Estudio de Impacto Ambiental categoría III, denominado "PROYECTO MINERO MOJELÓN " (Ver fojas 39 a 41 del expediente).

Que mediante nota N° 656 D. Ing.-Deproca, recibida el 13 de Septiembre de 2007, el Institute de Acueductos y Alcantarillados Nacionales, señala no tener observaciones sobre dicho estudio (Ver fojas 42 a 43 del expediente administrativo correspondiente).

Que mediante nota SAM-769-07, recibida el 18 de octubre de 2007, el Ministerio de Obras Públicas (MOP) presenta sus comentarios del proyecto minero, señalando que en el estudio no se menciona la construcción de la carretera hacia Belén, no obstante se están realizando las actividades tendientes a la construcción de la misma, adicionalmente recomienda solicitarle al promotor complemente la información del EsIA en relación a las área de extracción, botaderos y el manejo del material edáfico; y concluye que la empresa ha iniciado las actividades de construcción sin la aprobación del EsIA (Ver fojas 44 y 47 del expediente administrativo correspondiente).

Que mediante nota No. 03 DL, recibida el 19 de noviembre de 2007, el Promotor hace entrega formal de las publicaciones de Aviso de Consulta Pública del Estudio de Impacto Ambiental, publicado los días 16, 17 y 18 de noviembre de 2007 (Ver fojas 84 a la 87 del expediente administrativo correspondiente)

Que mediante nota s/n, recibida el 12 de noviembre de 2007, el promotor notifica al Administrador Regional de ANAM - Colón, sobre la fecha para la realización de la inspección a campo (Ver fojas 93 a la 94 del expediente administrativo correspondiente).

Que mediante nota s/n, de 14 de noviembre de 2007 El Administrador Regional de ANAM- Colón, le notifica al promotor no estar de acuerdo con el sitio y la fecha para la realización del foro público establecida por el promotor y le invita a participar en una reunión el día 15 de noviembre en la sede Central de ANAM en Panamá, para coordinar este tema (Ver fojas 95 y 96 del expediente administrativo correspondiente).

Que mediante nota s/n, recibida el 30 de noviembre de 2007, el licenciado Gabriel Aguilar, del departamento de Asesoria Jurídica de BBVA (Panamá), S.A. solicita a la Dirección de Evaluación y Ordenamiento Ambiental le informe sobre el avance de los Estudios de

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Impacto del sometido por el promotor Petaquilla Gold, S.A., debido a que Petaquilla Gold es cliente del Banco y la cancelación de los proyectos presentados constituye un riesgo para el Banco (Ver foja 97 del expediente administrativo correspondiente).

Que mediante nota DIEORA-DEIA-UAS-1700-2311-07, del 23 de noviembre 2007, le reitera a las unidades ambientales que participan del proceso de Evaluación del Estudio de Impacto Ambiental que nos encontramos en espera de sus comentarios en relación al EsIA, presentado (Ver fojas 101 a la 106 del expediente administrativo correspondiente).

Que mediante nota DNRM-A-527-07, recibida el 6 de diciembre de 2007, La Unidad Ambiental de la Dirección Nacional de Recursos Minerales del Ministerio de Comercio e Industrias solicita se amplié la información relacionada con la red hidrográfica, las estructuras fluviales existentes en el área, los datos relacionados con las aguas subterráneas, y las medidas de preservación de esta agua, indica que se deben presentar medidas a tomar para garantizar la estabilidad física de suelos en áreas inestables, y presentar un mapa donde se identifiquen las zonas de alto riesgo (Ver fojas 111 y 112 del expediente administrativo correspondiente).

Que mediante nota SAM-885-07, recibida el 6 de diciembre de 2007, el Ministerio de Obras Públicas (MOP) reitera sus comentarios enviados en sus nota SAM-769-07, del 19 de octubre del 2007 (Ver fojas 113 y 117 del expediente administrativo correspondiente).

Que mediante nota s/n, recibida el 6 de diciembre del 2007, la Asociación Nacional para la Conservación de la Naturaleza (ANCON) solicita le sea otorgado una copia digital del Estudio de Impacto Ambiental (Ver foja 118 del expediente administrativo correspondiente).

Que mediante nota No. 897 D. Ing.-Deproca, recibida el 12 de diciembre de 2007, el Instituto de Acueductos y Alcantarillados Nacionales, reitera en sus comentarios enviados en sus nota N° 656 D. Ing.-Deproca (Ver fojas 122 a 124 del expediente administrativo correspondiente).

Que mediante nota CIAM3-009-07, recibida el 12 de diciembre de 2007, El Centro de Incidencia Ambiental - Panamá, solicita que en el proceso de evaluación ambiental del proyecto minero promovido por Petaquilla Gold, se incluya la opinión de los miembros de la oficina del Corredor Biológico Mesoamericano del Atlántico Panameño (Ver fojas de 131 a la 132 del expediente administrativo correspondiente).

Que a través del memorando No. 2524-2007 del 10 de diciembre de 2007, la Oficina de Asesoría Legal remite su opinión legal, sobre la solicitud presentada por Leslie Marín Lezcano para que se declare como no publicados los avisos de consulta pública, por haberse omitido uno de los requisitos legales establecidos en el Decreto 209 de 5 de septiembre 2006 (Ver foja 133 del expediente).

Que mediante memorial, recibido el 13 de diciembre de 2007, Leslie Marín Lezcano actuando en nombre propio solicita se tengan per no publicados los avisos de consulta pública del proyecto Minero Molejón,

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por no cumplir con los requisitos legales establecidos en el Decreto Ejecutivo No.209 de 5 de septiembre de 2006 (Ver fojas de la 136 a la 148 del expediente administrativo correspondiente).

Que mediante memorial, recibido el 14 de diciembre de 2007, Lina Vega Abad, presentó una solicitud ante la Autoridad Nacional del Ambiente para la suspensión del Foro Público programado para el día 14 de diciembre de 2007 propuesto por Petaquilla Gold, S.A. para dar a conocer el Estudio de Impacto Ambiental, porque las publicaciones de los extractos de Estudio de Impacto Ambiental publicados no cumplen con las disposiciones que regulan la materia (Ver foja de Ia 149 a la 154 del expediente administrativo correspondiente).

Que mediante nota CIAM3-011-07, recibida el 14 de diciembre de 2007, El Centro de Incidencia Ambiental - Panamá, solicita copia autenticada de la respuesta de la unidad ambiental del IDAAN en relación al Estudio de Impacto Ambiental, copia de las notas de entrega de los anuncios realizados por la Empresa Petaquilla Gold, S.A., para dar a conocer el inicio del proceso de consulta, y copia de los citados anuncios (Ver fojas de 155 a la 156 del expediente administrativo correspondiente).

Que mediante nota s/n, recibida el 17 de diciembre de 2007, El Centro de Incidencia Ambiental - Panamá, presenta sus objeciones al Estudio de Impacto Ambiental del proyecto Minero Molejón (Ver fojas de 174 a la 186 del expediente administrativo correspondiente).

Que mediante nota DIEORA-DEIA-AP-955-18-07, del 18 de diciembre de 2007, la Autoridad Nacional del Ambiente solicita al promotor complementar la información presentada en el Estudio de Impacto Ambiental del Proyecto Minero Molejón, en la misma se incluyen parte de las observaciones presentadas por las Unidades Ambiental Sectoriales que a la fecha habían presentado sus comentarios y parte de las interrogantes presentadas por el Centro de Incidencia Ambiental de Panamá (Ver fojas de la 187 a Ia 189 del expediente administrativo correspondiente).

Que mediante Resolución AG - 0815-2007 del 21 de diciembre de 2007, la Autoridad Nacional del Ambiente ordena la nueva publicación de los avisos de consulta pública del Proyecto Minero Molejón, y otorga a la comunidad un nuevo periodo para la realización de observaciones y comentarios al Estudio de Impacto Ambiental de acuerdo a los términos establecidos en la normativa ambiental vigente (Ver fojas 191 y 192 del expediente administrativo correspondiente).

Que mediante nota No. DL162, recibida el 27 de diciembre de 2007, la empresa promotora presenta un informe con los mecanismos empleados en la divulgación del foro público realizado el día 14 de diciembre de 2007, a partir de las 3:00 p.m. en el Gimnasio de la Escuela Primer Ciclo de Coclesito, ubicado en el sector de Coclesito, provincia de Colón (Ver fojas 194 y 237 del expediente administrativo correspondiente).

Que mediante nota ARC-2158-1112-07 del 11 de diciembre de 2007, la Administración Regional de CoIón remite sus comentarios al Estudio de

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Impacto Ambiental categoría III, denominado "PROYECTO MINERO MOJELÓN" (Ver fojas 239 a 252 del expediente).

Que mediante Nota remisoria No 15, recibida el 11 de enero de 2008, en cumplimiento de la Resolución No. AG-0815-2007 de 21 de diciembre de 2007, que ordena subsanar las publicaciones relacionadas con la fase de consulta pública del Estudio de Impacto Ambiental, el Promotor hace entrega formal de las publicaciones de Aviso de Consulta Pública del Estudio de Impacto Ambiental, publicado los días 5, y 6 de enero de 2008 en el diario La Estrella de Panamá (Ver fojas 257 a la 259 del expediente administrativo correspondiente).

Que mediante nota No. CIAM-3-011-07, recibida el 8 de enero, El Centro de Incidencia Ambiental de Panamá, solicita copia autenticada del informe técnico de evaluación por parte del IDAAN en relación al Estudio de Impacto Ambiental, copia de la nota de entrega de los anuncios de consulta públicos realizados por el promotor para dar a conocer del inicio de proceso de consulta pública y copia de los anuncios de consulta publica (Ver foja 261 del expediente administrativo correspondiente).

Que mediante MEMORANDUM-DEIA-122-1501-08, del 15 de enero de 2008, la Dirección de Evaluación y Ordenamiento Ambiental, hace entrega de los documentos solicitados mediante nota No. CIAM-3-011-07 en fecha 14 diciembre de 2007 por el Centro de Incidencia Ambiental de Panamá (Ver fojas 264 hasta la 265 del expediente administrativo correspondiente).

Que mediante nota 120-DAGA-0113-08, recibida el 31 de enero de 2008, el Instituto Panameño de Turismo (IPAT), presenta sus comentarios en relación al Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver fojas 277 hasta la 279 del expediente administrativo correspondiente).

Que mediante Memorial, recibido el 13 de diciembre del 2007,el Licenciado Juan Ramón Sevillano, solicita se suspenda la tramitación correspondiente a la aprobación del Estudio de Impacto Ambiental presentado por la empresa minera Petaquilla Gold, S.A. hasta tanto se resuelva una advertencia de ilegalidad presentada ante la Sala Tercera de la Corte Suprema de Justicia, por la empresa Petaquilla Gold, S.A. contra los artículos 3, 4, 5 y 6 del Decreto Ejecutivo No. 209 de 5 de septiembre de 2006, que facultan a la Administradora General del Ambiente a sancionar por infracciones a las normas ambientales del país (Ver fojas 282 hasta la 303 del expediente administrativo correspondiente).

Que mediante nota No DL163, recibida el 27 de diciembre de 2007, el promotor del proyecto presenta copia de la oposición a la solicitud del Licenciado Leslie Marín como tercero supuestamente afectado en el proceso de evaluación del Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver fojas 305 hasta la 315 del expediente administrativo correspondiente).

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Que mediante nota No CIAM3-008-08, recibida el 31 de enero de 2008, el Centro de Incidencia Ambiental Panamá, presenta un informe de evaluación realizado por la Dr. Armando Alva donde se señala la necesidad de contar con un informe hidrogeológico, que permita determinar los impactos que el proyecto pueda tener sobre la calidad y cantidad de agua disponible para consumo de la población (Ver fojas 316 hasta la 326 del expediente administrativo correspondiente).

Que mediante nota No TNCPA-08, recibida el 31 de enero de 2008, The Nature Conservancy, remite los comentarios al Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver fojas 318 hasta la 326 del expediente administrativo correspondiente).

Que mediante nota DE/1655/05, recibida el 31 de enero del 2008, la Asociación Nacional para la Conservación de la Naturaleza (ANCON) presenta sus comentarios al Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver foja 327 a la 339 del expediente administrativo correspondiente).

Que mediante nota AU-2008-005, recibida el 1 de febrero de 2008, la Sociedad Audubon de Panamá presenta sus comentarios al Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver foja 340 a la 342 del expediente administrativo correspondiente).

Que medi ante nota s/n, recibida el 1 de febrero del 2008, la Coordinadora Campesina por la Vida, presenta sus objeciones al Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver foja 345 a la 350 del expediente administrativo correspondiente).

Que mediante nota s/n, recibida el 15 de febrero de 2008, la empresa promotora hace entrega del informe relativo al Foro Público realizado el 14 de diciembre de 2007, como parte integral del Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver fojas 351 hasta la 417 del expediente administrativo correspondiente).

Que mediante Memorando No. 0380-2008, recibido el 18 de febrero de 2008, la Oficina de Asesoría Legal de ANAM, remitió el informe de inspección realizado por la Dirección de la Calidad Ambiental No. DIPROCA-DCCA-IT-042-07, en el área de la concesión de la empresa MINERA PETAQUILLA, S.A., de manera tal se indique si las actividades que a la fecha se desarrollan dentro de dicha zona, cuenta con la aprobación de los Estudios de Impacto Ambiental requerido para Ia misma (Ver fojas 418 hasta la 424 del expediente Administrativo correspondiente)

Que mediante Resolución AG-0139-2008 del 22 de febrero de 2008, la Autoridad Nacional del Ambiente ordena la nueva publicación de los avisos de consulta pública del Proyecto Minero Molejón, y otorga a la comunidad un nuevo periodo para la realización de observaciones y comentarios al Estudio de Impacto Ambiental de acuerdo a los términos establecidos en la normativa ambiental vigente (Ver fojas 429 y 431 del expediente administrativo correspondiente).

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Que mediante nota s/n, recibida el 26 de febrero de 2008, la empresa promotora hace entrega de la información complementaria relativa al Estudio de Impacto Ambiental solicitada por la ANAM mediante nota DIEORA-DEIA-AP-955-18-07, del 18 de diciembre de 2007 (Ver fojas 442 hasta la 516 del expediente administrativo correspondiente).

Que mediante nota DIEORA-DEIA-UAS-373-2702-08, del 27 de febrero de 2008, se remitió la información complementaria a las Unidades Ambientales Sectoriales que participan el proceso de Evaluación del Estudio de Impacto Ambiental (Ver fojas 525 a Ia 532 del expediente administrativo correspondiente).

Que mediante nota s/n, recibido el 14 de marzo de 2008, la empresa promotora hace entrega de los avisos de consulta pública del Estudio de Impacto Ambiental del proyecto Minero Molejón, publicado los días 8 y 9 de marzo de 2008 en el diario la Estrella de Panamá (Ver fojas 535 a la 537 del expediente administrativo correspondiente).

Que mediante memorando 249-2008, Ia Dirección de Gestión Integrada de Cuencas Hidrográficas, remitió sus comentarios al Estudio de Impacto Ambiental Categoría III, del proyecto denominado "PROYECTO MINERO MOLEJON" (Ver foja 538 del expediente administrativo correspondiente).

Que mediante nota SAM-135-08, recibida el 18 de marzo de 2008, el Ministerio de Obras Públicas (MOP) presenta sus comentarios sobre proyecto minero en mención a la información complementaria enviada mediante nota DIEORA-DEIA-UAS-373-2702-08 de 27 de marzo de 2008 (Ver foja 540 del expediente administrativo correspondiente). Es importante mencionar que el informe presentado por la Unidad Ambiental del MOP, nombra equivocadamente el nombre del promotor, sin embargo la información contenida corresponde con el proyecto en evaluación.

Que mediante escrito recibido el 25 de marzo de 2008, la empresa promotora hace entrega de los avisos de consulta pública del Estudio de Impacto Ambiental del proyecto Minero Molejón, fijados y desfijados en la Municipalidad de Donoso, provincia de Colón y en la Municipalidad de La Pintada, provincia de Coclé (Ver fojas 541 a la 550 del expediente administrativo correspondiente).

Que mediante nota DNRM-A-143-08, recibida el 16 de abril de 2008, La Unidad Ambiental de la Dirección Nacional de Recursos Minerales del Ministerio de Comercio e Industrias reitera sus comentarios enviados mediante nota DNRM-A-527-07 de 3 de diciembre de 2007 y presenta otras interrogantes relacionadas con el Estudio de Impacto Ambiental del proyecto Minero Molejón. Es importante señalar que parte de las interrogantes formuladas por la Unidad Ambiental del MICI fueron respondidas por el promotor a través de la primera ampliación (Ver fojas 551 a la 556 del expediente administrativo correspondiente).

Que mediante nota ARC-462-2703-08 del 27 de marzo de 2008, la Administración Regional de Colón remite sus comentarios al Estudio de

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Impacto Ambiental categoría III, denominado "PROYECTO MINERO MOJELON" (Ver fojas 557 a 562 del expediente).

Que mediante nota s/n, recibida el 23 de julio de 2008, la Coordinadora Campesina por la Vida solicita una copia del Estudio de Impacto Ambiental del Proyecto Minero Molejón (Ver foja 565 del expediente administrativo correspondiente).

Que mediante nota s/n, recibida el 8 de septiembre de 2008, la empresa promotora hace entrega de la información complementaria del Estudio de Impacto Ambiental, el documento presentado contiene un compendio de las actividades ya realizadas en materia ambiental de julio del 2006 a mayo del 2008 de la empresa Petaquilla Gold, S.A. e informe sobre el componente Hidrológico del Proyecto Minero Molejón (Ver fojas 569 hasta  a 859 del expediente administrativo correspondiente).

Que mediante nota DNRM-AM-053-08, recibida el 15 de septiembre de 2008, la Unidad Ambiental de la Dirección Nacional de Recursos Minerales del Ministerio de Comercio e Industrias, luego de haber evaluado la información complementaria presentada por el promotor mediante nota s/n, recibida el 26 de febrero de 2008, remite sus comentarios (Ver fojas 860 y 861 del expediente administrativo correspondiente).

Que mediante nota DIEORA-DEIA-AP-790-2309-08, del 23 de septiembre de 2008, la Autoridad Nacional del Ambiente solicita al promotor responder a las interrogantes formuladas por la Unidad Ambiental del MICI en la nota DNRM-AM-053-08 (Ver foja 864 del expediente administrativo correspondiente).

Que mediante nota DL-364, recibida el 6 de octubre de 2008, la empresa promotora hace entrega de la información complementaria del Estudio de Impacto Ambiental solicitada por la ANAM mediante nota DIEORA-DEIA-AP-790-2309-08, del 23 de septiembre de 2008 (Ver fojas desde 865 hasta la 974 del expediente administrativo correspondiente).

Que mediante nota DIEORA-DEIA-UAS-1707-1310-08, del 13 de octubre de 2008, se remitió la información complementaria a las Unidades Ambientales Sectoriales que participan del proceso de Evaluación del Estudio de Impacto Ambiental (Ver fojas 975 y 985 del expediente administrativo correspondiente).

Que mediante nota DNRM-AM-076-08, recibida el 16 de octubre de 2008, la Unidad Ambiental de la Dirección Nacional de Recursos Minerales del Ministerio de Comercio e Industrias, señala en su nota no tener observaciones a la información complementaria (Ver fojas desde Ia 986 hasta 988 del expediente administrativo correspondiente).

Que mediante nota SAM-807-08, recibida el 20 de octubre de 2008, el Ministerio de Obras Públicas (MOP) señala que la información complementaria presentada no ha considerado sus comentarios, emitidos en la NOTA SAM-769-07 del 19 de octubre de 2007, adicional

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señala no tener comentarios al respecto. (Ver foja 989 del expediente administrativo correspondiente).

Que al momento de la elaboración de la presente resolución las Unidades Ambientales del Ministerio de Vivienda, El Institute Nacional de Cultura, Sistema Nacional de Protección Civil y el Ministerio de Salud, no habían remitido sus observaciones referentes al documento en evaluación.

Que conforme a lo establecido en el artículo 42 del Decreto Ejecutivo No. 209 del 5 de septiembre de 2006, el cual señala que en caso que las Unidades Ambientales Sectoriales no respondan en el tiempo establecido se asumirá que las mismas no presentan objeción al desarrollo del proyecto.

Que de acuerdo a lo establecido en el articulo 27 de la Ley No. 41 de 1 de julio de 1998, "General de Ambiente de la Republica de Panamá", y en Decreto Ejecutivo No. 209 del 5 de septiembre de 2006, fue sometido el Estudio de Impacto Ambiental en evaluación al período de Consulta Publica dispuesto para tales efectos, según consta en foja 535 a la 537 del expediente administrativo correspondiente.

Que la Ley No. 41 del 1 de julio de 1998 establece que Evaluación de Impacto Ambiental es un sistema de advertencia temprana que opera a través de un proceso de análisis continuo y que, mediante un conjunto ordenado, coherente y reproducible de antecedentes, permite tomar decisiones preventivas sobre la protección del ambiente.

Que el Informe Técnico de Evaluación, de la Dirección de Evaluación y Ordenamiento Ambiental, de fecha del 30 de octubre de 2008, visible a foja de la 991 hasta 1012 del expediente administrativo correspondiente, recomienda la aprobación del Estudio de Impacto Ambiental, Categoría III, relativo al Proyecto denominado "PROYECTO MINERO MOLEJON"

RESUELVE:

ARTICULO 1: Aprobar el Estudio de Impacto Ambiental Categoría III, para la ejecución del Proyecto denominado "PROYECTO MINERO MOLEJON", que consiste en la explotación a cielo abierto de un yacimiento de oro y plata en un área de cien (100) hectáreas, con todas las medidas de mitigación, contempladas en el referido Estudio y la información complementaria, las cuales se integran y forman parte de esta Resolución, por lo que, en consecuencia, son de forzoso cumplimiento.

ARTICULO 2: El Representante Legal de PETAQUILLA GOLD, S.A., deberá incluir en todos los contratos y/o acuerdos que suscriba para la ejecución o desarrollo del Proyecto objeto del Estudio de Impacto Ambiental

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aprobado, el cumplimiento de la presente Resolución Ambiental y de la normativa ambiental vigente.

ARTÍCULO 3: La aprobación del Estudio de Impacto Ambiental no incluye, la construcción de dos (2) rellenos sanitarios para el manejo de desechos sólidos; construcción de cinco (5) embalses para canalización de agua natural y disponer de este recurso; la construcción de una línea de Transmisión de 115 kva, de 40 Km. de longitud; Ia instalación de Planta de Energia Eléctrica; la construcción de Planta de Tratamiento de aguas residuales y Planta Potabilizadora de agua; la construcción de las vías de acceso entre el área de la planta, el área de relave y tajo abierto en más de 3 kilómetros y cualquier otra Infraestructura que no haya sido contemplada por el Estudio de Impacto Ambiental y la información complementaria presentada. Para la realización de estas obras se deberán presentar previamente para su aprobación los respectivos Estudio de Impacto Ambiental conforme a lo que establece el Decreto Ejecutivo No. 209 del 5 de septiembre de 2006.

ARTÍCULO 4: En adición a las medidas de mitigación y compensación contempladas en el Estudio de Impacto Ambiental, el Promotor del Proyecto, deberá cumplir con lo siguiente:

1.

Contar, previo inicio de operaciones, con la aprobación por parte de la Autoridad Nacional del Ambiente de los Estudios de Impacto Ambiental para la construcción de cinco (5) embalses para la canalización de las aguas superficiales; Planta para Generación de energía eléctrica; la Construcción de las vías acceso entre el área de la planta, el área de relave y tajo abierto en más de 3 kilómetros y cualquier otra obra, actividad o proyecto no contemplado por el Estudio de Impacto Ambiental necesaria para el funcionamiento del Proyecto Minero Molejón.

2.

Cumplir con las normas ambientales correspondientes, permisos, aprobaciones y reglamentos referentes al diseño, construcción y ubicación, de todas las infraestructuras que con lleva el desarrollo del proyecto emitidas por las autoridades e instituciones competentes en este tipo de actividades.

3.

Contar, previo inicio de operación de la obra con la certificación de cumplimiento con el Código Internacional para el Manejo de Cianuro para la fabricación, el transporte y el use del cianuro en la producción de oro, administrada por el Instituto Internacional para el Manejo del Cianuro (ICMI), organización sin fines de lucro con sede en Washington, D.C., Estados Unidos. Igual medida se aplicará para los proveedores, transportistas y empresas contratadas por el promotor y que tengan que ver con el suministro, transporte y manejo del productos todos estos deberán ser signatarios del Código. Los protocolos de emergencias que se establezcan para el transporte manejo, y disposición de desechos u otros deberán ser aprobados por la Autoridad competente.

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Copia de la certificación y de los informes de Auditorias que se realicen coda tres años, para recertificar el proceso deberán ser entregados a la ANAM y a las autoridades competentes.

4. El promotor del proyecto debe cumplir con los parámetros técnicos establecidos en los Convenios Internacionales ratificados por Panamá, en los temas relacionados y aplicables a las actividades del mismo.

5. Establecer, previo inicio de la fase de operación de la obra, medidas pertinentes a la corrección de los daños causados al ambiente por haber iniciado el desarrollo del proyecto minero sin contar con el Estudio de Impacto Ambiental Aprobado, estas medidas deberán ser ejecutadas y reportadas adicionalmente a las que incluye el Plan de Manejo presentado en el Estudio de Impacto Ambiental, y darse por parte del promotor el debido seguimiento que demuestre la restauración del daño inferido al Ambiente.

6. Consignar antes del inicio de operaciones, una fianza de cumplimiento a favor de la ANAM por el cien por ciento (100%) del costo total de la Gestión Ambiental establecido en el Estudio de Impacto Ambiental, por un monto de Cuatro Millones Trescientos Setenta y Cuatro mil Quinientos Balboas (B/.4 374 500,00), por el periodo de ejecución y desarrollo total del proyecto, más un periodo adicional de cobertura de 10 años contados a partir del cierre final de la obra para garantizar la reparación de daños al ambiente provocados por incumplimiento del Plan de Manejo, incumplimiento de la presente Resolución y daños al ambiente no previstos por el promotor. Esta fianza debe ser depositada en el Banco Nacional de Panamá. El valor de la fianza de cumplimiento se revisara coda 5 años para su actualización de acuerdo con los costos de realización de medidas de mitigación y compensación a la fecha de su revisión.

7. Contar, antes de inicio de operaciones con una fianza de Responsabilidad Civil Ambiental por un monto de Diez Millones de Balboas (B/.10 000 000,00) emitida por una compañía aseguradora reconocida por la Contraloría General de la República, para responder por daños causados al ambiente producto de las actividades realizadas ya sea por el promotor o contratistas, subcontratistas que brinden servicio al promotor o por cualquier otra persona directa o indirectamente contratados por cualquiera de ellos. Esta medida no releva al promotor del proyecto y a otros que resulten responsables del daño causado al ambiente y de las responsabilidades administrativas, civiles y penales aplicables de acuerdo a las leyes panameñas. El plazo de vigencia de la Póliza será desde la fecha de inicio de construcción de la obra hasta el cierre final del Proyecto minero.

8. Realizar, antes de la tala de árboles, la recuperación y

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reubicación de la flora (plantas epifitas, orquídeas y especimenes de la familia Zamiaceae) y cualquier otra especie endémica del área, así como los nidos, huevos y crías tanto de aves, reptiles, mamíferos, dicha acción debe ser coordinada y supervisada por la Dirección de Áreas Protegidas y Vida Silvestre y la Administración Regional correspondiente. La información sobre la recuperación y reubicación de flora deberá ser remitida en los informes sobre la aplicación y la eficiencia de las medidas.

9. Para asegurar la reducción, captura y almacenamiento de dióxido de carbono y como compensación adicional a la pérdida de cobertura boscosa, deberá implementar mecanismos para la reducción de gases de efecto invernadero, de acuerdo a lo establecido con el Protocolo de Kyoto de la Convención Marco de las Naciones Unidas sobre el Cambio Climático de 1992, en concordancia con las medidas que el Estado panameñio tome relativas a su cumplimiento.

10. Coordinar, con la Dirección de Áreas Protegidas y Vida Silvestre y con la Administración Regional de Ambiente correspondiente el rescate y reubicación de Ia fauna existence en el área prevista a intervenir, así como su área de vecindad (50 metros a la redonda), ésta tarea debe realizarse antes del inicio de las actividades de construcción y sera parte de la planificación del proyecto, igualmente durante la construcción y operación del proyecto, se prohíbe la caza o dar muerte a cualquier especie faunística que se introduzca dentro de los predios del proyecto. La información sobre la recuperación y reubicación de fauna deberá ser incluida en los informes sobre la aplicación y la eficiencia de las medidas.

11. Presentar, en un término de 3 meses contados a partir de la notificación de la presente resolución, ante la Administración Regional del Ambiente correspondiente, para su aprobación, el plan de reforestación con especies nativas rescatadas de las actividades de construcción y operación y/o producidas en viveros en el área del proyecto. La información deberá ser remitida a la Dirección de Protección de la Calidad Ambiental.

12. Por cada árbol talado, el Promotor deberá reforestar con diez (10) árboles de especies nativas propias de la zona y darle el mantenimiento necesario por espacio de cinco (5) años consecutivos en un sitio aprobado por la Administración Regional correspondiente, en base al Plan de Reforestación aprobado para este fin.

13. Cumplir, con la Resolución AG-0235-2003, "Por la cual se establece la tarifa para el pago en concepto de indemnización ecológica, para la expedición de los permisos de tala rasa y eliminación de sotobosque o formaciones de gramíneas, que se requiera para la ejecución de obras de desarrollo, infraestructura y

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edificaciones".

14. Durante la fase de operación, deberán acatar lo estipulado en el artículo 38 de la Ley No. 24 de 7 de junio de 1995, por el cual se establece Ia legislación de vida silvestre de la República de Panamá y se dictan otras disposiciones, referente a Ia prohibición, captura, recolección, transporte u comercio de especies silvestres en todo el territorio nacional, sin previa autorización de la ANAM. Lo que deberá ser incluido en las capacitaciones formales al personal que participara en las labores de construcción y operación del proyecto.

15. Cumplir con lo dispuesto en la Ley 1 del 3 de febrero de 1994, (Ley Forestal) en referencia a la protección de la cobertura boscosa en las orillas de las fuentes aguas existente en el área del proyecto.

16. Previo inicio de obras donde se requiera extraer agua de las quebradas y ríos o donde se vea involucrado el recurso agua deberá contar con la aprobación de la Concesión de Uso de Agua correspondiente, ante la Autoridad Nacional del Ambiente.

17. Previo inicio de operación el promotor debe realizar los análisis de los parámetros físico-químico, que incluyan metales pesados, microbiológico de las aguas superficiales y subterráneas. Adicionalmente deberán incluir en el análisis de macroinvertebrados, bentónicos (bio indicadores), análisis de sedimentos y el análisis de acumulación de metales pesados en tejidos de especies comestibles del área, como parte de la línea base y durante toda Ia ejecución del proyecto. Para esto deberán presentar para su aprobación a la Dirección de Protección de la Calidad Ambiental el Plan de Monitoreo que incluya como mínimo: las estaciones y puntos de muestreo a utilizar, con la correspondiente justificación y su ubicación geográfica (coordenadas UTM, provincia, distrito, corregimiento, poblado); parámetros; frecuencia adecuada a las variaciones anuales de los cuerpos de agua; criterios de calidad seguidos para el muestreo (cadenas de custodia y técnicas analíticas); criterios para la presentación de resultados. Los laboratorios a utilizar deberán estar acreditados bajo la norma ISO-17025.

18. Previo inicio de operación el promotor debe realizar los análisis de los parámetros químicos y microbiológicos del suelo en el área de influencia directa del proyecto, que incluyan metales pesados. Para esto deberá presentar ante la Dirección de Protección de Protección de la Calidad Ambiental el Plan para la Caracterización química y microbiológica de los suelos para su evaluación y aprobación, que incluya como mínimo la norma de referencia internacional hasta se tenga las normas nacionales aplicables al respecto, los puntos de muestreo, el laboratorio acreditado, parámetros y control de calidad.

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19. Previo inicio de operación, el promotor deberá establecer en el área del proyecto las estaciones de monitoreo permanentes de calidad del aire, para esto deberá entregar la propuesta para la evaluación y aprobación a la Dirección de Protección de la Calidad Ambiental con la ubicación, cantidad, parámetros, especificaciones e información relacionada, de acuerdo a la normativa de referenda internacional hasta se tenga las normas nacionales aplicables al respecto,

20. Previo inicio de operación el promotor deberá presentar un estudio de dinámica de población en el area de impacto directo e indirecto del proyecto, dicho estudio deberá ser una investigación independiente y de alto nivel científico, que permitirá optimizar las medidas de protección establecidas. Los términos de referencia, protocolos, metodologías y objetivos del estudio deberán ser previamente aprobados por Ia ANAM.

21. Previo inicio de operación el promotor deberá presentar el diseño para la implementación del Programa de predicción y control del Drenaje Ácido de Roca, que incluya la estimación del potencial de generación ácida y lixiviación de metales en el futuro, ante la Administración Regional correspondiente y la Dirección de Protección de la Calidad Ambiental para su aprobación. Este programa deberá incluir la identificación de los materiales potencialmente generadores de ácido y el Plan de manejo adecuado de los desechos.

22. Realizar los cierres parciales y la recuperación de las áreas de explotación de la mina de forma progresiva con la explotación, de modo que a medida que se avanza en la extracción del yacimiento se vaya recuperando paulatinamente las áreas afectadas. Las actividades que se realicen para el cierre y abandono de la mina serán determinadas de acuerdo al uso posterior que se le dará a los terrenos explotados, estas actividades de cierre parciales deberán ser previamente aprobadas por la Dirección de Protección de la Calidad Ambiental, según la normativa vigente.

23. Extender el periodo de monitoreo y análisis de la calidad de las aguas superficiales y subterráneas; de sedimentos y de suelos en los sitios establecidos por el Estudio de Impacto Ambiental en diez (10) años mínimo después del cierre final de la mina. Los resultados de los análisis realizados deberán ser entregados a Ia ANAM como parte de los informes de seguimiento y control de las medidas establecidas.

24. Establecer, sistemas de cruce de animales par debajo de los caminos a construir, señalizando los sitios de paso frecuente. Este sistema debe ser previamente aprobado par la ANAM y su efectividad reportada en los informes sabre la aplicación y la eficiencia de dichas medidas.

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25. Instalar dispositivos de cierre o aislamiento de los embalses en los sitios de relave, utilizando redes, cercas u otros dispositivos para alejar a los animates de estos.

26. El promotor está obligado a evitar efectos erosivos en el suelo de los terrenos donde se va a construir, así como durante la operación del proyecto. Implementará medidas y acciones durante la fase de constructión y movimiento de tierra de las obras, que controlen la escorrentía superficial de aquas y sedimentos.

27. Establecer, previo inicio de operación de Ia obra, un programa de Concientización y Preparación para Emergencias a Nivel Local (APELL, por sus siglas en inglés) los cuales conlleva el desarrollo de un plan de respuesta de emergencia integral y funcional que involucre a las comunidades locales, las Autoridades Locales, responsables de las respuestas de emergencia y otros. Con este propósito se deberá establecer un Comité Coordinador compuesto por los Gerentes de la Mina, encargados de respuestas de emergencia, representantes de Administración Regional de ANAM en Colón y Coclé, y dirigentes comunales. El rol de este comité es el de crear y mantener la motivación, comunicación, compromiso cooperación e impulso durante el proyecto. Para el desarrollo del contenido del Plan deberá utilizar el Manual titulado "APELL para Minería Guías para la Industria Minera a fin de Promover la Concientización para Emergencias a Nivel Local" contenidas en el Informe Técnico No. 41 del Programa de las Naciones Unidas para el Medio Ambiente (PNUMA). Este programa deberá ser revisado y aprobado por las Autoridades competente.

28. El promotor deberá mantener actualizado y suministrar la información del Mapa de zonas de alto riesgo, para realizar los ajustes necesarios al Plan de Emergencias y Plan de Contingencia de la Actividad.

29. Previo inicio a la operación, el promotor deberá hacer una evaluación de riesgo a la salud humana en las poblaciones del área de influencia del proyecto en coordinación con la Autoridad Competente, y comunicará a Ia Comunidad los resultados de los mismos. Esta información será incluida en los informes sobre la aplicación y la eficiencia de las medidas.

30. Disponer en sitios autorizados los desechos sólidos y líquidos generados durante la etapa de construcción, operación y cierre de la obra. De ninguna manera se permitirá la acumulación de desperdicios en los predios y sitios donde se desarrolla el referido proyecto. Se debe mantener un control documentado del manejo de desechos peligros con notas de embarque, formularios de autorización de salida de materiales y nota de despacho y salida de despacho.

31. Todas las fuentes de material de préstamo, deberán

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presenter el correspondiente Estudio de Impacto Ambiental, y contar con los permisos de la Dirección General de Recursos Minerales del Ministerio de Comercio e Industrias.

32. Si durante la etapa de construcción y operación se encuentran restos arqueológicos, las obras deberán ser paralizadas hasta tanto Ia Dirección de Patrimonio Histórico del INAC, emita sus consideraciones y autorice lo pertinente.

33. Durante la construcción y operación del proyecto no se interferirá con otras actividades ecoturísticas, científicas, y de educación ambiental debidamente autorizadas , que se desarrollen en la región. Igualmente con otras actividades legalmente autorizadas que se desarrollan en el referido sitio.

34. Entregar a la ANAM, el cronograma actualizado de la construcción del proyecto.

35. En todo momento el Promotor es responsable legal y financieramente, por los posibles perjuicios ocasionados a terceros afectados. En este aspecto, la participación de ANAM es solamente a manera de supervisión del cumplimiento de lo establecido.

36. Cualquier conflicto que se presente, en lo que respecta a la población afectada por el desarrollo del proyecto, el promotor actuará siempre mostrando su mejor disposición a conciliar con las partes afectada actuando de buena fe.

37. El promotor del referido proyecto o cualquier otro que por su encargo o contratación para Ia realización de esta obra, procurarán en todo momento adiestrar a los moradores del área para ocupar las plazas de trabajo que dicho proyecto genere, como una medida de compensación a la población afectada por el proyecto.

38. Presentar, cada seis (6) meses, ante la Administración Regional del Ambiente correspondiente y la Dirección de Protección de la Calidad Ambiental , para evaluación y aprobación, mientras dare la implementación de las medidas de mitigación, control y compensación un informe sobre la aplicación y la eficiencia de dichas medidas, de acuerdo a lo señalado en el Estudio de Impacto Ambiental Categoría lll y en esta Resolución. Dicho informe deberá ser elaborado por un profesional idóneo e independiente de la Empresa Promotora del proyecto al que corresponde el Estudio de Impacto Ambiental (EsIA) en cuestión.

39. Informar a la ANAM de las modificaciones o cambios en las técnicas y medidas que no estén contempladas on el Estudio de Impacto Ambiental (EsIA) Categoría III aprobado, con el fin de verificar si estos requieren la aplicación del artículo 15 del citado Decreto Ejecutivo No. 209 de 5 de septiembre de 2006.

40. Colocar, antes de iniciar la ejecución del proyecto, un letrero

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en un lugar visible dentro del área del Proyecto, según el formato adjunto.

ARTÍCULO 5: El promotor del Proyecto correspondiente al Estudio de Impacto Ambiental objeto de la presente Resolución Ambiental, será solidariamente responsable con las empresas que se contraten o subcontraten para el desarrollo o ejecución del Proyecto, respecto al cumplimiento del referido EsIA, de la presente Resolución Ambiental y de la normativa ambiental vigente.

ARTÍCULO 6: Si durante as etapas de construcción del Proyecto al que corresponde el Estudio de Impacto Ambiental objeto de la presente Resolución, el Promotor del Proyecto decide abandonar la obra, deberá:

1.	Comunicar por escrito a la Autoridad Nacional del Ambiente, en un plazo mayor de treinta (30) días hábiles, antes de abandonar la obra o actividad.

2.	Cubrir los costos de mitigación, control y compensación no cumplidos según el Estudio de Impacto Ambiental aprobado, así como cualquier daño ocasionado al ambiente durante las operaciones.

ARTICULO 7: El promotor del Proyecto al que corresponde el EsIA objeto de la presente Resolución Ambiental, sus contratistas, asociados, personal contratado y subcontratado para la ejecución o desarrollo del Proyecto, deberán cumplir con Codas as leyes, decretos y reglamentos ambientales.

ARTICULO 8: Se le advierte al Promotor del Proyecto al que corresponde el Estudio de Impacto Ambiental objeto de la presente Resolución Ambiental, que la Autoridad Nacional del Ambiente, ANAM, está facultada para supervisar, fiscalizar y/o verificar, cuando así lo estime conveniente, todo lo relacionado con los planes y programas de manejo y protección ambiental establecidos en el Estudio de Impacto Ambiental, en la presente Resolución y en la normativa ambiental vigente; además suspenderá el Proyecto o actividad al que corresponde el Estudio de Impacto Ambiental referido como medida de precaución por el incumplimiento de cualquiera de éstas disposiciones , independientemente de las responsabilidades legates correspondientes.

ARTICULO 9: Advertir al Representante Legal de la empresa PETAQUILLA GOLD, S.A., que si durante la fase de desarrollo, construcción, operación y abandono del Proyecto, provoca o causa algún daño al ambiente, se procederá con la investígación y sanción que corresponda, conforme a la Ley No. 41 del 1 de julio de 1998, "General de Ambiente de la Repúblia de Panamá", sus reglamentos y normas complementarias.

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ARTÍCULO 10: La presente Resolución Ambiental regirá a parfir de su nofificación y tendra vigenciá hasta de dos (2) años para el inicio de su ejecución.

ARTÍCULO 11: De conformidad con el artículo 54 y siguientes del Decreto Ejecutivo No. 209 de 5 de septiembre del año 2006, el Representante Legal de la empresa PETAQUILLA GOLD, S.A., podrá interponer el Recurso de Reconsideración, dentro del plazo de cinco (5) días hábiles contados a partir de su notificación.

FUNDAMENTO DE DERECHO: Ley No. 41 de 1 de julio de 1998, "General de Ambiente de la Repúblia de Panamá", Decreto Ejecutivo No. 209, de 5 de septiembre de 2006 y normas concordantes.

Dada en la ciudad de Panamá, a los Veintiséis (26) días, del mes de Novembre del año dos mil ocho (2008).

NOTIFÍQUESE Y CUMPLASE,

/s/ LIGIA CASTRO DE DOENS	( Administración General Seal )
LIGIA CASTRO DE DOENS
Ministra en Asuntos Relacionados con La Conservación del Ambiente y Administradora General

/s/ BOLIVAR ZAMBRANO
BOLIVAR ZAMBRANO
Director de Evaluación y Ordenamiento Ambiental

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REPÚBLICA DE PANAMÁ
AUTORIDAD NACIONAL DEL AMBIENTE
FORMATO PARA EL LETRERO
QUE DEBERÁ COLOCARSE DENTRO DEL ÁREA DEL PROYECTO, APROBADO
MEDIANTE EL ARTÍCULO CUARTO DE LA RESOLUCIÓN

RESOLUCIÓN No. IA 809 DE 26 DE Novembre DEL 2008

Al establecer el letrero en el área del proyecto, el promotor cumplirá con los siguientes parámetros:

1.	Utilizará lámina galvanizada, calibre 16, de 6 pies x 3 pies.
2.	El letrero deberá ser legible a una distancia de 15 a 20 metros.
3.	Enterrarlo a dos (2) pies y medio con hormigón.
4.	El nivel superior del tablero, se colocará a ocho (8) pies del suelo.
5.	Colgarlo en dos (2) tubos galvanizados de dos (2) y media pulgada de diámetro.
6.	El acabado del letrero será de dos (2) colores, a saber: verde y amarillo.
	-	El color verde para el fondo.
	-	El color amarillo para las letras.
	-	Las letras del nombre del promotor del proyecto para distinguirse en el letrero, deberan ser de mayor tamaño.
7.	La leyenda del letrero se escribirá en cinco (5) planos con letras formates rectas, de la siguiente manera:

Primer Plano:	PROYECTO:	PROYECTO MINERO MOLEJON
Segundo	TIPO DE PROYECTO:	MINERO
Plano:
Tercer Plano:	PROMOTOR:	PETAQUILLA GOLD, S.A.
Cuarto	AREA:	100Ha
Plano:
Quinto	RESOLUCIÓN DE APROBACIÓN DEL ESTUDIO DE IMPACTO
Plano:	AMBIENTAL CATEGORIA III No. IA – 809 DE 26 DE Novembre DEL 2008.

Recibido por:
José Larrizo	/s/ José Larrizo
Nombre (letra imprenta)	Firma

8 – 766 – 2490	26/11/08
No. de Cédula de I.P.	Fecha

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Molejón NI 43-101 Technical Report
April 2011

APPENDIX 2.0
QA/QC SAMPLE LOGGING AND
SAMPLE PREPARATION (PROTOCOL)

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To:	Molejon Personnel	Date: April 4, 2006
From:	Sean C. Muller, P.G.
Subject: Quality Assurance and Control (QA/QC) Protocol for the Molejon Core Drilling Program

This memorandum describes the sequence of procedures for drill core handling, logging, sampling and security for the Molejon Project as revised from a prior September 2005 directive. These procedures, if carefully implemented, shall provide for representative and defensible laboratory results under 43-101 guidelines. Quality assurance is everyone’s responsibility; therefore the program is presented in its entirety rather than by specific group of personnel. It is important that everyone understands the roll of the other workers. Quality control is necessary to ensure the precision, accuracy and reproducibility of the analysis at the laboratory. Daily audits of these procedures will ensure that Petaquilla Minerals results are reliable for making important decisions about mining. Those sections of the protocols that are in red are modified from the original version.

In chronological order, these procedures are as follows:

1.

The field geologist or engineer shall inspect the core runs during drilling to make sure the core is in proper order, fits tightly together and there are no depth errors on the wooden dividers in the core box. The rows of core should be placed in the box numbered left to right from top to bottom. The field geologist or engineer should also record the recovery and drilling time of the interval noting any unusual conditions such as slow drilling, loss of circulation, chatter, etc.

2.

The core boxes should be labeled by the drill crew with the drill hole and box number on the outside left-hand end of the box. Box lids shall be secured with rubber straps to facilitate secure transport. Drill core will be delivered to the core shack area at the end of each drilling shift, if possible. Alternatively, it shall be stored securely on-site for helicopter pick-up.

3.	Upon arrival at the core shed, the technicians will sort out the boxes by each drill hole in sequential order. When the geologist is available for logging, the lids will be removed from the boxes.

4.

The core will then be inspected and carefully cleaned by the sampling technician with water to expose rock units, if present. Poorly consolidated material shall remain unwashed so as not to disturb the core.

5.

At this point, the contents of each core box contents should be photographed by the geologist with a digital camera with a large label indicating the hole number, box number and core interval. Prior to taking these photos, the core box should be labeled with a piece of paper with a large marker identifying the drill hole, box number and sample interval. A light spray of water should be used on the core to help distinguish the

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lithology. These photographs should be uploaded each day on a computer with a back-up file being created for off-site storage.

6.

The core will then be measured again for recovery by a laboratory geologist at the core shed. The recorded drilling interval on the box dividers shall be compared with the measured length of the tightly compressed core interval. This percentage shall be recorded on the geotechnical form that is appended (Attachment A).

7.

When an interval between two core blocks has been measured for recovery, it will then be measured for RQD by the laboratory geologist for the same core run. The length of all pieces of drill core greater than two and ½ times the core diameter will be cumulatively measured. Obvious man made breaks in the core are to be ignored as we are looking for natural breaks in the rock. This will be the case at the end of each row where the driller has broken the drill core to fit into the row. The cumulative total divided by the core length interval will be recorded as a percentage on the same form as the recovery was posted on the geotechnical form.

8.	The lab geologist or field geologist, if available, will be responsible for logging the drill core. This will be done on the form appended (Attachment B).

9.	Summary logs are to be compiled so that drill sections can be immediately uploaded on the computer. This will be done on the form appended (Attachment C).

10.

Once the core has been logged for Geology and the Summary Log completed, the Geologist is responsible for the establishing the core sample intervals. These intervals are to be marked directly onto the drill core if possible and on the core box using a Red colored China Marker. Assay tag numbers will be inserted at beginning and end of the core sample interval in the box to assist the sampler. One tag will be stapled and the other will be loose for the sampling technician to use in the sample bag. The geologist should attempt to write the assay number on each piece of core. This will help to eliminate any mistakes in the sample cutting procedures.

11.

Sample boundaries are to conform to geological contacts. A sample interval is not to straddle a geological contact. Sample intervals will be 2.0 meters in length unless geological contacts require more or less by no more than 0.5 meter.

12.

Make sure that the assays books stay with the core in the sampling room until the samples are sent for assaying. Once the assays are ready to go to the lab, the books should go for the office for recording and permanent storage. If the book is not completely full, it can return to the core shed until the next batch of samples are shipped. Keep these books in the same secure location every day to prevent from being misplaced or lost.

13.

Once the geologist is finished logging the core, he staples sample tags at the beginning of the sample breaks and inserts a tag (stapled) at the end of the interval. These are indicated in red with sample numbers as shown in the illustration below. The core box will be forwarded to the sample preparation area. The stapled tags will be retained in the core box with the core splits for future reference and sampling

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technician will insert the second loose tag at the end of the sequence into the large plastic bag.

14.	The each core box is to be sequentially transferred to a table alongside the core cutting saw one at a time.

15.

The sampling technician should prepare the large plastic sample bags in advance of cutting each box of core by labeling the bags with a permanent black felt marker corresponding to the intervals sample tag number.

16.

The technician is to remove one piece of core at a time starting in the upper left hand corner of the core box. The technician is to make sure that a nice, smooth, even cut is made on the drill core and that an equal half is placed in the sample bag and the other half is returned to the box.

17.	Where samples require breaking the whole core, a hammer should be used to make the break. Do not cut the core!

18.

The ½ piece of core to be returned to the box will be the one that has the sample information marked on the rounded or curve part of the core. The core is to be replaced with the flat cut surface upwards in the box.

19.	When a sample interval contains pieces of broken core too small to cut, the sampler will remove approximately 50% of the material by hand into the sample bag.

20.

If a sample interval contains clay or other unconsolidated material, it will be sampled using a sharp knife. The material will be sliced in half. This is best done when the material is still water saturated.

21.	Before beginning to cut the next sample interval the rock saw technician will wash down the cutting tray to remove all loose rock fragments from the previous sample.

22.

When the sampling in a box of drill core has been completed the sampling technician should ensure that the box is placed in the proper location in the core rack and that the next consecutive box is sampled.

23.

The ½ core should be photographed again by the geologist with a digital camera. Prior to taking these photos, the core box should be labeled with a piece of paper with a large marker identifying the drill hole, box number and sample interval. These

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photographs should be uploaded each day on a computer with a back-up file being created for off-site storage.

24.

When the sampling and core cutting of the interval has been completed, the sampler will then take the end assay tag from the core box and roll it up with the top of the large plastic bag for transfer to the drying facility.

25.

Samples will be dried in numbered aluminum pans that have been cleaned and labeled for the drying facility. Due to the temperatures in the drying building, paper will combust, so the tag must be inserted into the small plastic bag (shipping bag) for the drying process. It is then returned to the sample bag with the tag after drying.

26.

Upon drying, the individual samples should be crushed in the jaw crusher to at least 5 millimeters or a minimum of 3-times. The jaw crusher should be air cleaned and if necessary wire brushed after each sample. A non- mineralized basalt sample should be run though the crusher between samples to ensure that any prior sample residues are flushed or diluted.

27.	The geologist should routinely check to determine if appropriate decontamination procedures are being followed.

28.

Following the crushing the sample will be passed through the Jone’s Splitter as many times takes to reduce the sample size to between 200 and 250 grams. This will contain some course material that will be pulverized at the laboratory. Do not sieve screen the samples. These samples shall be packaged with the sample tag obvious from the outside of the bag.

29.

All samples that have been prepared are to be neatly laid out in the assigned area. The sampling technician and geologist are to pay strict attention to the sample book regarding where the Blanks and Standards are to be inserted. The frequency has been predetermined randomly in sheets provided to the preparation laboratory (Attachment D – Colored sheets).

•	Blank Standard (pure silica sand)	3 per 125 samples
•	Standard Oreas 53P (0.380)	1 per 125 samples
•	Standard Oreas 50P (0.727)	1 per 125 samples
•	Standard Oreas 60P (2.60)	1 per 125 samples
•	Standard Oreas 61Pa (4.46)	1 per 125 samples
•	Standard Oreas 61Pb (4.75)	1 per 125 samples
•	Standard Oreas 7Pb (2.77)	1 per 125 samples
•	Standard Oreas 62Pa (9.64)	1 per 125 samples
•	Duplicate split of Coarse Reject	2 per 125 samples
•	Duplicate split from the Pulp	2 per 125 samples

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•	Second Half of the Drill Core sample	2 per 125 samples
•	1% of the Sample Reject splits should be sent to a Secondary Lab

30.	The geologist should ensure that chain-of-custody for sample shipment to the laboratory is appropriately documented with a transfer sheet to be signed by the receiving agent.

31.

Bulk density measurements should be made on each rock type from the core splits. First the sample should be weighed in air (Rau) prior to drying and then dried 16 hours and then reweighed in air (Rad) to ensure that moisture is eliminated. Next the sample should be immersed in paraffin (re: density is 0.905 g/cm3. Any pin-holes require that the sample be immersed in wax again. Next the rock sample should be weighed air (Rpa) again to determine the weight of the paraffin (Pw). The weight of the wax (Pw) divided by its density (0.905 g/cm3 to get the wax volume in cm3 (Pv). Then the wax coated sample is weighed in water (Rpw). The weight in air less the weight in water times 1000 (Rpa-Ppw x 1000) is its displaced volume (Vd) in cm. The dry bulk density (Rbd) of the sample is finally calculated in g/cm3 from the following equation:

Rbd = Rpa – Pw
            Vd – Pv

Fifteen (15) samples per lithology (all core – NOT one core hole) should be analyzed for density. Analysis by the lab is an alternative to using the preparation in Petaquilla lab due to the relatively low cost and minimization of error.

32.

The geologist or delegated technician should ensure that the core laboratory, storage area, shipping/receiving areas and drying facility are locked at all times when not in use. No unauthorized use of the facilities should be allowed.

33.

The geologist should audit the samplers, rock cutters and sample preparation technicians, frequently during the day to ensure samples are being cut properly and the sample bags are appropriately labeled.

Any deviation from these procedures shall be immediately reported to a Supervisor for correction or further evaluation of the situation.

Note: All revisions from prior version are in red.

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